

LP®
BUILDING SOLUTIONS

2022 ANNUAL REPORT



TO OUR STOCKHOLDERS

LP Building Solutions (LP) had much to celebrate in 2022, our 50th year since incorporation. Our Siding Solutions segment set new records for volume and revenue, driven by innovative products like LP® SmartSide® ExpertFinish® prefinished siding and LP BuilderSeries® lap siding. Our Oriented Strand Board (OSB) segment saw continued growth in its Structural Solutions portfolio of value-added products, hitting a record 1.8 billion square feet and 48% of the total sales volume for the segment. As a result of this growth, LP generated $0.9 billion of income from continuing operations, $11.34 per diluted share, $1.4 billion in Adjusted EBITDA*, $1.1 billion in operating cash flow, and an Adjusted Diluted EPS* of $11.77 in 2022. And thanks to our 4,300 dedicated employees, we did so safely, efficiently, and sustainably, building the foundation for our next 50 years.

After 27% growth in 2021, Siding Solutions grew net sales by a further 26% in 2022. To support this growth, we invested in new press and prefinishing capacity in 2022, including the successful startup of our newest SmartSide® mill in Houlton, Maine. We expanded existing ExpertFinish® prefinishing capacity in Green Bay, Wisconsin and Roaring River, North Carolina and are planning to add new capacity in Bath, New York. Our OSB business also invested in growth to expand its portfolio of Structural Solutions products, including newly launched LP NovaCore™ Thermal Insulated Sheathing.

LP's capital allocation strategy continued to deliver results for stockholders through dividends and share repurchases. In 2022, LP paid $900 million to repurchase more than 14 million shares, lowering our share count to 71.7 million shares outstanding by year-end—half the number of shares that were outstanding when LP embarked on our strategic transformation. LP also paid $69 million in dividends in 2022.

We completed the sale of our Engineered Wood Products (EWP) segment in 2022, including our 50% equity stake in a joint venture producing I-joists. The divestiture of these non-core assets enables LP to redirect additional resources to the growth of our specialty Siding Solutions and Structural Solutions offerings. We are extremely grateful for the contributions of the nearly 700 EWP employees and our former joint venture partners, and we wish them great success going forward.

In our 50th anniversary year, we published LP's second environmental, social, and governance (ESG) report with expanded disclosures utilizing the framework established by the International Financial Reporting Standards Foundation's Sustainability Accounting Standards Board. We also published our first index aligned with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. The TCFD index discloses how we evaluate, manage, and mitigate climate risks and opportunities as well as develop products and solutions that support a lower-carbon future. We are proud of our history of delivering sustainably manufactured products that reduce labor, improve energy efficiency and resiliency of homes, and generate a positive impact on the environment and the communities in which we operate. With ESG leadership from our Board of Directors, LP is committed to reflecting our purpose of Building a Better World™ in every aspect of our sustainable business model.



As the year progressed, 2022 saw significant raw material inflation, as well as higher interest and mortgage rates in the U.S. This has resulted in a weaker economy and softening housing starts. While these are near-term challenges, we remain confident in the long-term fundamentals of the housing and repair and remodeling markets we serve. We also believe that LP's strategic transformation from a commodity forest products company to a specialty building solutions company, together with our efficient capital allocation and our sustainable business model, position us well for long-term growth.

At LP, our success is built by our people. Every day, our employees make LP better. I am grateful to them for our success in 2022 and look forward to what we will accomplish together in 2023.

On behalf of all 4,300 LP employees, we sincerely thank you for your continued support.

BRAD SOUTHERN

**Chairperson of the Board
& Chief Executive Officer**

This is a non-GAAP financial measure. See "Non-GAAP Financial Measures" in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Securities and Exchange Commission on February 21, 2023 ("2022 Form 10-K") for a reconciliation of this non-GAAP measure to the closest GAAP measure.










ANOTHER RECORD YEAR FOR SMARTSIDE® TRIM & SIDING

In 2022, sales of SmartSide® Trim & Siding and ExpertFinish® prefinished siding grew by 26%—dramatically outperforming the underlying housing market, which ended the year 3% below 2021 levels. U.S. single-family housing starts grew in 2021 and contracted in 2022, resulting in total growth since 2020 of just 1.4%. By contrast, Siding Solutions sales grew by 60% over the same period, driven nearly equally by expanded volume and increased prices due to higher list prices and increased volumes of ExpertFinish® prefinished siding and other innovative siding products.

Raw material inflation—particularly in resins and fiber—and inflation in freight and labor produced significant headwinds in 2022. Compared to 2021, these inflationary pressures—taken alone—increased costs for the Siding business by $123 million. However, the combination of increased volume and higher pricing was more than enough to offset not only raw material, freight, and labor inflation, but also increased investments in sales and marketing and mill conversion expenses. As a result, we netted $50 million of increased Adjusted EBITDA* compared to 2021.

To meet customer demand, LP has continued to invest in capacity. LP's newest Siding mill in Houlton, Maine pressed its first board at the end of the first quarter of 2022 and is now running near full capacity. LP's Sagola, Michigan mill is also in the final stages of its conversion from OSB to Siding, with an expected start in the first quarter of 2023. We also invested in prefinishing capacity to meet demand for ExpertFinish® prefinished siding. We completed significant expansions at our Green Bay, Wisconsin and Roaring River, North Carolina facilities and broke ground at a new prefinishing facility in Bath, New York.

We believe LP SmartSide® Trim & Siding is not merely the best-performing, best-looking home siding product in the market, but also one of the most environmentally sustainable siding products. In 2021, LP released an environmental product declaration (EPD), which reported that LP SmartSide® Trim & Siding stores more carbon than is released during the production and distribution of the product. This EPD, backed by third-party verified data, confirms that SmartSide® Trim & Siding is a carbon-negative product. Whether a homeowner or builder is motivated by aesthetics, resiliency, labor savings, or environmental impact, we believe the choice is clear: SmartSide® Trim & Siding is the best siding product available.

2022 FINANCIAL HIGHLIGHTS OF OUR SIDING SEGMENT

26%
REVENUE GROWTH IN SIDING SOLUTIONS

$339M
ADJUSTED EBITDA*

This is a non-GAAP financial measure. See "Non-GAAP Financial Measures" in our 2022 Form 10-K.















STRUCTURAL SOLUTIONS GROWTH

2022 saw a huge range of OSB prices, from highs that challenged 2021 records to year-end lows, but our OSB segment still earned over $1 billion in Adjusted EBITDA* while navigating the ramp-up of LP Peace Valley in Fort St. John, British Columbia and the shutdown of our Sagola, Michigan OSB mill as it prepared for conversion to a Siding mill.

In 2022, Structural Solutions growth continued, with the segment reaching 48% of total OSB sales volume—a 3-percentage point increase over the prior year. The Structural Solutions product portfolio was expanded with the launch of LP NovaCore™ Thermal Insulated Sheathing. We believe that LP is now the leading producer of value-added specialty OSB, both in total volume and breadth of product offerings. We intend to continue this growth and leadership with the goal of achieving a majority of our sales volume from Structural Solutions while driving value creation for our customers and stockholders through incremental margin.

While OSB prices remain the dominant driver of the OSB segment's financial performance, we also experienced significant inflationary pressures in 2022, resulting in a $79 million Adjusted EBITDA* impact compared to the prior year. Resin prices remained high at year-end, but with recent reductions in input prices, there is reason to be cautiously optimistic that raw material prices may moderate in 2023. As with the Siding segment, our goals are to offset inflationary headwinds with growth and manage our mills efficiently in response to customer demand.



2022 FINANCIAL HIGHLIGHTS OF OUR OSB SEGMENT

$2B
NET SALES

$1B
ADJUSTED EBITDA*

48%
STRUCTURAL SOLUTIONS
proportion of OSB sales volume

*This is a non-GAAP financial measure. See "Non-GAAP Financial Measures" in our 2022 Form 10-K.

















COMMITMENT TO BUILDING STOCKHOLDER VALUE

LP's capital allocation strategy is robust in the face of changing market conditions.

IN 2022, OUR CAPITAL ALLOCATION STRATEGY WAS IMPLEMENTED IN FOUR KEY WAYS:

1 Continued investment in SmartSide®, ExpertFinish®, and Structural Solutions capacity

2 $900 million in share repurchases

3 $69 million in dividends paid

4 Divestiture of non-core Engineered Wood Products segment



SUSTAINABILITY

At LP, our products and manufacturing processes are inherently sustainable. Unlike many other building products manufacturers, LP does not have to invest large sums of money in research and development to reimagine our products in a more sustainable manner or wait for new technologies to be invented to meet promises of reduced environmental harm. Instead, LP is delivering value to customers, homeowners, and stockholders while also positively impacting the environment, contributing to carbon sequestration, and partnering with the communities in which we operate—and we are doing it right now, every day.

All wood fiber used to make LP products is sustainably harvested from responsibly managed forests in consultation with many stakeholders and is certified to the Sustainable Forestry Initiative® (SFI) and the Programme for the Endorsement of Forest Certification® (PEFC) standards. We ensure that very little fiber is wasted in our manufacturing process. In fact, 99% of all the fiber we utilize either goes directly into the product or is combusted to generate renewable thermal energy. More than 80% of the thermal energy used to manufacture our products is produced on-site from recycled wood biomass residuals, which helps offset the use of fossil fuels. Our manufacturing processes use very little water, with most LP facilities configured to fully recycle the water used in operations and limit the discharge of process water to wastewater treatment facilities.

As our environmental product declaration details, the cradle-to-gate lifecycle assessment for SmartSide® lap, panel, and trim in North America demonstrates that our products store more carbon than is released during their production, making SmartSide® a carbon-negative exterior siding product. By contrast, competing siding alternatives that are more energy intensive to produce, such as siding made with vinyl and cement, have a larger environmental footprint as compared to SmartSide®. For builders and homeowners looking for a durable, beautiful siding product that also makes a positive impact on the planet, we believe the choice is clear.

To build on this record of sustainability within our products and manufacturing processes, LP is also committed to building a sustainable, diverse workforce. Guided by LP's Diversity, Equity, and Inclusion Pledge for Action, we are fostering a culture that is inclusive, open, and welcoming to all who have the talent and desire to contribute. This enables LP to continue to attract, develop, and retain diverse and dedicated individuals eager to join our team and help us continuously improve.

To learn more about LP's commitment to sustainability across our governance practices, people, environmental impacts, products, and communities, please read our **2022 Sustainability Report**.





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:**

For the Fiscal Year Ended December 31, 2022

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 1-7107

_____

LOUISIANA-PACIFIC CORPORATION

(Exact name of registrant as specified in its charter)

_____

Delaware	**93-0609074**
(State of Incorporation)	(I.R.S. Employer Identification No.)
1610 West End Ave. Suite 200	
Nashville TN 37203	**(615) 986 - 5600**
(Address of principal executive offices)	(Registrant's telephone number including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $1 par value	LPX	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

_____

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):   Yes ☐   No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $3,512,736,855.

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of the latest practicable date: 71,774,490 shares of common stock, $1 par value, outstanding as of February 20, 2023.

Documents Incorporated by Reference

Certain portions of the registrant's Definitive Proxy Statement for its 2023 Annual Meeting of Stockholders (which is expected to be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's 2022 fiscal year) are incorporated by reference into Part III by this annual report on Form 10-K.

Except as otherwise specified and unless the context otherwise requires, references to "LP," the "Company," "we," "us," and "our" refer to Louisiana-Pacific Corporation and its subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), provide a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their businesses and other matters as long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statements. This annual report on Form 10-K contains, and other reports and documents we file with, or furnish to, the Securities and Exchange Commission (SEC) may contain forward-looking statements. These statements are based upon the beliefs and assumptions of, and on information available to, our management.

The following statements are or may constitute forward-looking statements: (1) statements preceded by, followed by or that include words like "may," "will," "could," "should," "believe," "expect," "anticipate," "intend," "plan," "estimate," "project," "potential," "continue," "likely," or "future" or the negative or other variations thereof and (2) other statements regarding matters that are not historical facts, including without limitation, plans for product development, forecasts of future costs and expenditures, possible outcomes of legal proceedings, capacity expansion, and other growth initiatives, and the adequacy of reserves for loss contingencies.

Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following:

- changes in governmental fiscal and monetary policies, including tariffs and levels of employment;
- changes in general and global economic conditions, including impacts from global pandemics, rising inflation, supply chain disruptions and the military conflict between Russia and Ukraine;
- changes in the cost and availability of capital;
- changes in the level of home construction and repair and remodel activity;
- changes in competitive conditions and prices for our products;
- changes in the relationship between supply of and demand for building products;
- changes in the financial or business conditions of third-party wholesale distributors and dealers;
- changes in the relationship between the supply of and demand for raw materials, including wood fiber and resins, used in manufacturing our products;
- changes in the cost and availability of energy, primarily natural gas, electricity, and diesel fuel;
- changes in the cost and availability of transportation;
- impact of manufacturing our products internationally;
- difficulties in the launch or production ramp-up of newly introduced products;
- impacts from public health issues (including global pandemics) on the economy, demand for our products or our operations, including the actions and recommendations of governmental authorities to contain such public health issues;
- unplanned interruptions to our manufacturing operations, such as explosions, fires, inclement weather, natural disasters, accidents, equipment failures, labor shortages or disruptions, transportation interruptions, supply interruptions, public health issues (including pandemics and quarantines), riots, civil insurrection or social unrest, looting, protests, strikes, and street demonstrations;
- changes in other significant operating expenses;
- changes in currency values and exchange rates between the U.S. dollar and other currencies, particularly the Canadian dollar, Brazilian real, and Chilean peso;
- changes in, and compliance with, general and industry-specific laws and regulations, including environmental and health and safety laws and regulations, the U.S. Foreign Corrupt Practices Act and anti-bribery laws, laws related to our international business operations, and changes in building codes and standards;
- changes in tax laws and interpretations thereof;
- changes in circumstances giving rise to environmental liabilities or expenditures;
- warranty costs exceeding our warranty reserves;

- challenges to or exploitation of our intellectual property or other proprietary information by others in the industry;

- the resolution of existing and future product-related litigation, environmental proceedings and remediation efforts, and other legal or environmental proceedings or matters;

- the effect of covenants and events of default contained in our debt instruments;

- the amount and timing of any repurchases of our common stock and the payment of dividends on our common stock, which will depend on market and business conditions and other considerations;

- cybersecurity events affecting our information technology systems or those of our third-party providers and the related costs and impact of any disruption on our business; and

- acts of public authorities, war, political or civil unrest, natural disasters, fire, floods, earthquakes, inclement weather, and other matters beyond our control.

In addition to the foregoing and any risks and uncertainties specifically identified in the text surrounding forward-looking statements, any statements in the reports and other documents filed by us with the SEC that warn of risks or uncertainties associated with future results, events, or circumstances identify important factors that could cause actual results, events, and circumstances to differ materially from those reflected in the forward-looking statements.

The forward-looking statements that we make or that are made by others on our behalf are based on our knowledge of our business and our operating environment and assumptions that we believe to be or will believe to be reasonable when such forward-looking statements were or will be made. As a consequence of the factors described above, the other risks, uncertainties, and factors we disclose below and in the reports and other documents filed by us with the SEC, other risks not known to us at this time, changes in facts, assumptions not being realized or other circumstances, our actual results may differ materially from those discussed in or implied or contemplated by our forward-looking statements. Consequently, this cautionary statement qualifies all forward-looking statements we make or that are made on our behalf, including those made herein and incorporated by reference herein. We cannot assure you that the results or developments expected or anticipated by us will be realized or, even if substantially realized, that those results or developments will result in the expected consequences for us or affect us, our business, our operations or our operating results in the manner or to the extent we expect. We caution readers not to place undue reliance on such forward-looking statements, which speak only as of their dates. We undertake no obligation to revise or update any of the forward-looking statements to reflect subsequent events or circumstances except to the extent required by applicable law.

ABOUT THIRD-PARTY INFORMATION

In this annual report on Form 10-K, we rely on and refer to information regarding industry data obtained from market research, publicly available information, industry publications, U.S. government sources, and other third parties. Although we believe the information is reliable, we cannot guarantee the accuracy or completeness of the information and have not independently verified it.

TABLE OF CONTENTS

* All or a portion of the referenced section is incorporated by reference from our Definitive Proxy Statement for our 2023 Annual Meeting of the Stockholders (which is expected to be filed with the SEC within 120 days after the end of our 2022 fiscal year).

ITEM 1.   *Business*

GENERAL

We are a leading provider of high-performance building solutions that meet the demands of builders, remodelers, and homeowners worldwide. We have leveraged our expertise serving the new home construction, repair and remodeling, and outdoor structures markets to become an industry leader known for innovation, quality, reliability, and sustainability. Our customers are primarily home building, remodeling, retail, wholesale, and industrial businesses in the home building and outdoor structures sector. Since our founding in 1972, LP has been Building a Better World™ by helping customers construct beautiful, durable homes. We are headquartered in Nashville, Tennessee, and as of December 31, 2022, we operated 22 plants across the U.S., Canada, Chile, and Brazil.

The table below summarizes the relative sizes of our business segments in 2022:

Segment	Net Sales (in millions)		Percentage of 2022 Net Sales
Siding	$	1,469	38 %
Oriented Strand Board (OSB)		2,062	54 %
South America		241	6 %
Other		84	2 %
Intersegment		(2)	— %
	$	3,854	

In March 2022, we sold our 50% equity interest in two joint ventures that produce I-joists to Resolute Forest Products Inc. (Resolute), our joint venture partner, for $59 million. The joint ventures were comprised of Resolute-LP Engineered Wood Larouche Inc. in Larouche, Quebec, and Resolute-LP Engineered Wood St-Prime Limited Partnership in Saint-Prime, Quebec. The total net carrying value of our equity method investment at the date of sale was $19 million. We recognized a gain on the sale of $39 million during the year ended December 31, 2022, within Income from discontinued operations, net of income taxes in the Consolidated Statements of Income.

In August 2022, LP completed the sale of the Engineered Wood Products (EWP) segment assets to Pacific Woodtech Corporation, a Washington corporation, and Pacific Woodtech Canada Holdings Limited, a British Columbia limited company (collectively, the Purchaser) in exchange for the Purchaser's payment to the Company of $217 million in gross cash proceeds after taking into account working capital adjustments. Upon closing, the Company entered into the transition services agreement (TSA) with the Purchaser, pursuant to which the Company agreed to support the various activities of the EWP segment for a period not to exceed eight months. We have classified the related assets and liabilities associated with the EWP segment as discontinued operations in our Consolidated Balance Sheets for prior periods presented. The results of our EWP segment have been presented as discontinued operations in our Consolidated Statements of Income for all periods presented. See Note 6 – Discontinued Operations of the Notes to the Consolidated Financial Statements included in Item 8 of this annual report on Form 10-K.

OUR BUSINESS SEGMENTS

Siding

We believe that we are the largest producer of engineered wood siding. Our Siding segment serves diverse end markets with a broad product offering, including LP® SmartSide® Trim & Siding, LP® SmartSide® ExpertFinish® Trim & Siding, LP BuilderSeries® Lap Siding, and Outdoor Building Solutions® (collectively referred to as Siding Solutions). Our Siding Solutions products consist of a full line of engineered wood siding, trim, soffit, and fascia. These products offer superior protection against hail, wind, moisture, fungal decay, and termites compared to solid wood. Further, we released an environmental product declaration (EPD) in 2021 for our LP® SmartSide® products, which details the cradle-to-gate energy and materials required for producing LP® SmartSide® Lap, Panel and Trim in North America. The LP® SmartSide® EPD demonstrates that the product stores more carbon than is released during its lifecycle, making it a carbon-negative exterior siding product. These products are used in new home construction, repair and remodeling projects, and outdoor structures such as sheds.

We intend to continue growing Siding sales and increase the breadth of our Siding product offerings. To do so, we plan to increase the production capacity of these higher-margin, value-added products through the addition of new plants, additional conversion of existing OSB plants to Siding manufacturing plants, expansion of our capacity at existing Siding facilities, and expansion of our prefinished offerings. We will also continue to drive product innovation by utilizing our technological expertise in wood composites, overlays, chemical treatments, and durable and beautiful paints to better address the needs of our customers.

Oriented Strand Board (OSB)

OSB is a structural building panel product made from wood strands, arranged in layers, and bonded with resin and wax. OSB serves many of the same uses as plywood, including roof decking, sidewall sheathing and floor underlayment, but less expensive and more sustainable. Our OSB segment manufactures and distributes OSB structural panel products, including our innovative value-added OSB portfolio known as LP Structural Solutions (which includes LP® TechShield® Radiant Barrier, LP WeatherLogic® Air & Water Barrier, LP Legacy® Premium Sub-Flooring, LP® FlameBlock® Fire-Rated Sheathing, LP NovaCore™ Thermal Insulated Sheathing, and LP® TopNotch® Sub-Flooring).

We intend to continue to grow sales of our Structural Solutions portfolio as a percentage of our total production and to aggressively manage cost through (i) the efficiency with which we operate our manufacturing facilities (measured in Overall Equipment Effectiveness, or OEE), (ii) the efficiency with which we convert sustainably harvested wood fiber into our products, and (iii) our ongoing work to optimize logistics and reduce other costs.

South America

Our South America segment manufactures and distributes OSB structural panel and siding products in South America and certain export markets. This segment also distributes and sells related products to encourage the region's transition to wood frame construction. This segment has manufacturing operations in two countries, Chile and Brazil, and operates sales offices in Chile, Brazil, Peru, Colombia, Argentina, and Paraguay. We believe that we are the leading producer of OSB and siding in South America and we are positioned to capitalize on the growing demand for wood-based residential construction in South America.

OUR BUSINESS STRATEGY

Grow Our Siding Business. We believe that our leadership position in treated engineered wood siding allows us to benefit from demand growth, particularly as sustainable engineered wood continues to displace alternative siding materials such as vinyl, fiber cement, and other materials. We have consistently grown our Siding segment above the underlying market growth rates, and this segment is less sensitive to new housing market cyclicality as over 50% of Siding Solutions demand comes from other markets, including sheds and repair and remodeling. We believe that long-term market trends and demographics suggest continued growth in demand for sustainable engineered wood siding in these markets, which we are well-positioned to meet.

During 2022, we completed the conversion of our OSB mill in Houlton, Maine to Siding Solutions, began the conversion of our OSB mill in Sagola, Michigan to Siding Solutions, and announced an expansion at the Houlton, Maine mill expected to begin sometime after Siding Solutions production begins at our Sagola, Michigan mill. Together, these three projects will add approximately 720 million square feet of Siding Solutions capacity and remove 670 million square feet of OSB capacity (on a 3/8" basis).

During 2022, we completed the expansion of our Green Bay, Wisconsin facility to add an additional 50 million square feet of ExpertFinish® capacity. We also began construction of a new ExpertFinish® facility in Bath, New York and announced another new ExpertFinish® facility to be built in Spokane, Washington. The addition of these two facilities will add 190 million square feet of ExpertFinish® capacity.

Generate Value-Added Sales Growth Through Customer Focus and Innovation. We believe that our products help customers address labor shortages because they are easy to work with and often combine multiple steps into a single product system. Our marketing efforts drive awareness and a greater understanding of our products' potential with builders, repair and remodel contractors, industrial manufacturers, and major home improvement retailers. Through our sales efforts, we target customers by distribution channel and focus on providing them with a broad array of traditional and specialty building products coupled with quality service. Our strategically located facilities in the U.S., Canada, Chile, and Brazil allow us to be closer to our customers and more responsive to their changing needs. We prioritize high-quality service and continue to build on our reputation for on-time shipments. In addition, we continually seek to identify new specialty building solutions and markets where we can utilize our core competencies in the design, manufacturing, and marketing of building products.

Focus on Operating Efficiency, Cost Reduction, and Portfolio Optimization. We continue to improve the OEE of our manufacturing facilities. Our OEE programs have produced excellent returns and generated many best practices that have been applied across our manufacturing system. Given these initiatives and the strategic locations of many of our facilities, we believe that we are very competitive regarding average delivered cost.

As market conditions change, we will continue to adapt our product mix, selectively invest in new technologies that modernize our manufacturing facilities, and manage our capacity to best match customer demand. We believe that these strategies improve our portfolio and margins and enhance the quality and consistency of our earnings.

Pursue Selected Strategic Transactions. We continuously evaluate strategic investments in assets, businesses, and technologies, as well as the performance of our businesses. We believe that our pursuit of these opportunities, if successful, could enable us to increase the size and scope of our businesses or joint ventures.

Expand Internationally. We believe that our investments in South America will help us continue to satisfy the growing demand for wood-based residential construction in this region. We believe that investments in this region can continue to be funded by cash generated by our South America operations. Investments as a market leader in this region should allow us to capitalize on demand while diversifying our revenue mix and market cyclicality.

OUR MARKETS

Our sales and marketing efforts are primarily focused on traditional distribution, professional building products dealers, home centers, third-party wholesale buying groups, and end-users, particularly homeowners. The wholesale distribution channel includes a variety of specialized and broad-line wholesale distributors and dealers focused primarily on the supply of products for use by professional builders and contractors. The retail distribution channel includes large retail chains catering to the do-it-yourself (DIY) and repair and remodeling markets as well as smaller independent retailers.

OUR CUSTOMERS

We seek to maintain a broad customer base and a balanced approach to national distribution through both wholesale and retail channels. In 2022, our top ten customers accounted for approximately 48% of our sales. Our principal customers include the following:

- Wholesale distribution companies, which supply building materials to retailers on a regional, state, or local basis;

- Distributors, who provide building materials to smaller retailers, contractors, and others;
- Building materials professional dealers that specialize in sales to professional builders, remodeling firms, and trade contractors that are involved in residential home construction and light commercial building;
- Retail home centers that provide access to consumer markets with a broad selection of home improvement materials and increasingly serve professional builders, DIY remodelers, and trade contractors; and
- Shed producers that design, construct, and distribute prefabricated residential and light commercial structures, including fully manufactured, modular, and panelized structures, for consumer and professional markets.

OUR COMPETITORS / COMPETITION

The building products industry is highly competitive. We compete internationally with several thousand forest and building products firms, ranging from very large, fully integrated firms to smaller enterprises that may manufacture a few items. We also compete less directly with firms that manufacture substitutes for wood building products.

Our specialty products, including Siding Solutions and Structural Solutions, generally compete based on product features, benefits, quality, sustainability, and availability. Our commodity OSB generally competes based on price, quality, and availability of products.

OUR MANUFACTURING

We operate manufacturing facilities throughout North and South America. Our facilities utilize the best available manufacturing techniques based on the needs of our businesses, and we continuously work to improve efficiency and productivity, as measured by OEE. We currently operate 19 strategically located manufacturing and production facilities in the U.S. and Canada, 2 facilities in Chile, and 1 facility in Brazil.

STRATEGIC SOURCING

We rely on various suppliers to furnish the raw materials and inputs used in the manufacturing of our products. To maximize our effectiveness in the marketplace, we have a central strategic sourcing group that consolidates purchases of certain materials and indirect items across business segments. The goal of the strategic sourcing group is to develop global strategies for a given component group, identify suppliers that meet our business requirements, and develop long-term relationships with these vendors. By developing these strategies and relationships, we seek to leverage our material needs to implement leading practices, reduce costs, improve process efficiency, improve operating performance. and ensure continuity of supply.

RAW MATERIALS

Wood fiber is the primary raw material used in most of our operations, and the primary source of wood fiber is timber. The primary end-markets for timber harvested in North America are manufacturers who supply: (1) the housing market where it is used in the construction of new housing and the repair and remodeling of existing housing; (2) the pulp and paper market; (3) commercial and industrial markets; (4) export markets; and (5) emerging biomass energy production markets. The supply of timber can be limited by particular factors that influence the accessibility of timberlands. These factors include policies governing forest management, Indigenous rights-based interests, alternate uses of land, and loss to urban or suburban real estate development. Because wood fiber is subject to commodity pricing, the cost of various types of timber that we purchase in the market has, at times, fluctuated greatly due to weather, government policies and regulations, or economic and other industry conditions. However, our mills are generally located near large and diverse supplies of timber. We source all our wood fiber sustainably, as certified against the Sustainable Forestry Initiative® (SFI®) and the Programme for the Endorsement of Forest Certification (PEFC®) standards.

In addition to wood fiber, we use significant quantities of various resins in our manufacturing processes. Resin product costs are influenced by changes in the prices of raw materials used to produce resin, primarily petroleum products and energy, as well as competing demand for resin products. Currently, we purchase most of our resin from four major suppliers. However, there can be no assurance that pricing or availability of resins will not be impacted by competing demand or supply chain disruptions due to significant weather or other uncontrollable events.

While a significant portion of our energy requirements are met at our plants by the energy produced from the conversion of wood waste, we also purchase electricity and natural gas. Energy prices have experienced significant volatility in recent years, particularly in deregulated markets. We attempt to mitigate our exposure to energy price changes through the selective use of long-term supply agreements.

SEASONALITY

Our business is subject to seasonal variances, with demand for many of our products tending to be higher during the building season, which generally occurs in the second and third quarters in North America and the fourth and first quarters in South America.

GOVERNMENT REGULATION

Our operations are subject to the laws and regulations of the United States and multiple foreign jurisdictions. These regulations, which differ among jurisdictions, include those related to financial and other disclosures, accounting standards, corporate governance, intellectual property, tax, trade, antitrust, employment, immigration and travel regulations, privacy, and anti-corruption. Additional information concerning legal and regulatory matters is set forth under "Risk Factors – Legal and Regulatory Risk Factors" in Item 1A of this annual report on Form 10-K.

We are subject to income taxes in the United States and foreign jurisdictions. Our provision for income taxes and the effective tax rate could be affected by numerous factors, including changes in applicable tax laws, interpretations of applicable tax laws, the amount and composition of pre-tax income in jurisdictions with differing tax rates, and the valuation of deferred tax assets. Additional information concerning tax matters is set forth under "Risk Factors – Legal and Regulatory Risk Factors **-** *Regulatory and statutory changes applicable to us or our customers, including changes in effective tax rates or tax law, could adversely affect our financial condition and results of operations*" in Item 1A of this annual report on Form 10-K, and in Note 8 of the Notes to the Consolidated Financial Statements included in Item 8 of this annual report on Form 10-K.

Our operations are also subject to many environmental laws and regulations governing, among other things, the discharge of pollutants and other emissions on or into the land, water, and air, the disposal of hazardous substances or other contaminants, the remediation of contamination, and the restoration and reforestation of timberlands. In addition, certain environmental laws and regulations impose liability and responsibility on present and former owners, operators, or users of facilities and sites for contamination at such facilities and sites without regard to causation or knowledge of contamination. Compliance with environmental laws and regulations can significantly increase the costs of our operations. In some cases, plant closures can invoke more rigorous compliance requirements. Violations of environmental laws and regulations can subject us to additional costs and expenses, including defense costs and expenses and civil and criminal penalties. We cannot guarantee that the environmental laws and regulations to which we are subject will not become more stringent or be more stringently implemented or enforced in the future.

Changes in global or regional climate conditions and current or future governmental responses to such changes at the international, U.S. federal, and state levels, such as regulating and/or taxing the production of carbon dioxide and other greenhouse gases to facilitate the reduction of emissions into the atmosphere, and/or the imposition of taxes or other incentives to produce and use "cleaner" energy, may increase energy costs, limit harvest levels, and impact our operations or our planned or future growth. Because our manufacturing operations depend on significant amounts of energy and raw materials, these initiatives could have an adverse impact on our operations and profitability. Future legislation or regulatory activity in this area remains uncertain, as does the potential impact on our operations.

We are committed to complying with all applicable environmental laws and regulations and intend to devote significant management attention to such matters. In addition, we occasionally undertake construction projects for environmental control equipment or incur other environmental costs that extend an asset's useful life, improve its efficiency, and/or improve the property's marketability.

Additional information concerning environmental matters is set forth under Item 3 "Legal Proceedings", and in Note 14 of the Notes to the Consolidated Financial Statements included in Item 8 of this annual report on Form 10-K.

WORKFORCE AND EMPLOYEE RELATIONS

Our employees are our most important asset, and they are integral to our ability to achieve our strategic objectives. The continued success and growth of our business depends, in large part, on our ability to attract, retain, and develop a diverse population of talented and high-performing employees at all levels. We have developed key recruitment and retention strategies, objectives, and measures that we focus on as part of the overall management of LP, which will continue to support our efforts to succeed in a competitive labor market. These strategies, objectives, and measures are the basis of our workforce management framework and are advanced through the following programs, policies, and initiatives:

Labor Relations. We are committed to working collaboratively with the unions that represent some of our employees. As of December 31, 2022, we employed approximately 4,300 team members, of which approximately 2,700, 800, and 900 were employed in the United States, Canada, and South America, respectively. Approximately 3,400 were employed at manufacturing facilities, and 1,300 team members were subject to collective bargaining agreements and/or national trade union agreements.

Health, Safety, and Wellness. We are committed to the health, safety, and wellness of our employees. Safety is a core principle and key value at LP. We safeguard our people, projects, and reputation by maintaining a safety culture that strives to eliminate workplace incidents, risks, and hazards. Our innovative safety and health processes are at the forefront of everything we do. We provide our employees, contractors, and guests with ongoing safety training to ensure that safety policies and procedures are effectively communicated and implemented. We also aim to start every meeting, every mill tour, and every morning at our manufacturing facilities with a message about safety. The success of our business is fundamentally connected to the safety and well-being of our people.

LP is committed to continual improvement of our health and safety performance. We establish internal, annual targets and seek continual safety performance improvements every year. One of the metrics that we carefully track is Total Incident Rate (TIR), a common industry measure of recordable incidents per 100 employees. We have established a targeted TIR of <1.0, which we believe represents industry-leading performance, and for the year ended December 31, 2022, actual TIR of 0.8 was better than our target. To further enhance our commitment to safety, we have also implemented a Serious Injury and Fatality (SIF) prevention program and the tracking of Weighted Incident Rate (WIR). The SIF prevention program is a proactive approach to address the most significant exposures our employees face on the job. WIR tracking reflects the severity and frequency of incidents to monitor our safety performance. The SIF program and WIR tracking enhance hazard recognition and employee engagement and drive our teams to evaluate controls to ensure we are incorporating improved levels of protection whenever possible. We use this data to prioritize, manage, and carefully track safety performance at all our facilities and integrate sound safety practices to make a meaningful difference in every facet of our operations.

Diversity, Equity, and Inclusion. We embrace the diversity of our team members, customers, stakeholders, and consumers, including their unique backgrounds, experiences, thoughts, and talents, and are committed to continued efforts to increase diversity and foster an inclusive workplace. Everyone at LP is valued and appreciated for their distinct contributions to the growth and sustainability of our business. We strive to cultivate a culture and vision that supports and enhances our ability to recruit, develop, and retain diverse talent at every level.

Our executive management team provides oversight of our policies, programs, and initiatives focusing on workforce diversity, equity, and inclusion, talent and development, and compensation and benefits, and it is our policy to fully comply with all laws (domestic and foreign) applicable to equal employment opportunity and discrimination in the workplace.

Talent and Development. Our talent strategy is focused on attracting the best talent and recognizing and rewarding their performance while continually developing, engaging, and retaining our employees. We focus on the team member experience, removing barriers to engagement, further modernizing the human relations process, and continually improving the equity and effectiveness of all talent practices.

Our talent development programs provide employees with the resources they need to help achieve their career goals, build management skills, and lead the Company.

Compensation and Benefits. We strive to provide competitive compensation and benefits programs to help meet the needs of our employees and to provide the proper incentives to attract, retain, and motivate them.

While subject to change, our current benefit programs may include, depending on country/region and employment position, stock awards granted pursuant to our stock award plans, awards granted under our annual cash incentive award plan, a 401(k) Plan or defined contribution plan, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, family medical leave, paid parental leave (maternity, paternity, adoption), employee emergency support fund, tuition assistance, and scholarship programs.

We also provide our employees and their families with access to a variety of innovative, flexible, and convenient health and wellness programs. These benefits provide protection and security so employees can have peace of mind concerning events that may impact their financial well-being. In addition, we offer employees the ability to customize benefit options to meet their needs and the needs of their families.

SEGMENT AND PRICE TREND DATA

The following tables set forth for each of the last three years: (1) our sales volumes, (2) housing starts, and (3) OEE. We consider the following items to be key performance indicators because LP's management uses these metrics to evaluate our business and trends, measure our performance, and make strategic decisions, and we believe that the key performance indicators presented provide additional perspective and insights when analyzing our core operating performance. These key performance indicators should not be considered superior to, as a substitute for, or as an alternative to, and should be considered in conjunction with, accounting principles generally accepted in the United States of America (U.S. GAAP) financial measures presented herein. These measures may not be comparable to similarly titled performance indicators used by other companies.

In addition, information concerning our: (1) Net sales by business segment; (2) profit by business segment; (3) identifiable assets by segment; (4) depreciation and amortization by business segment; (5) capital expenditures by business segment; and (6) geographic segment information, is included in Note 18 of the Notes to the Consolidated Financial Statements included in Item 8 of this annual report on Form 10-K.

Housing Starts

We monitor housing starts, which is a leading external indicator of residential construction in the United States that correlates with the demand for many of our products. We believe that this is a useful measure for evaluating our results and that providing this measure should allow interested persons to more readily compare our sales volume for past and future periods to an external indicator of product demand. Other companies may present housing start data differently, and therefore, as presented by us, our housing start data may not be comparable to similarly titled indicators reported by other companies.

	2022	2021	2020
Housing starts[1]:			
Single-Family	1,005	1,127	991
Multi-Family	550	474	389
	1,555	1,601	1,380

[1] Actual U.S. Housing starts data reported by U.S. Census Bureau is based upon information published through February 16, 2023.

Sales Volume Information Summary

We monitor sales volumes for our products in our Siding, OSB, and South America segments, which we define as the number of units of our products sold within the applicable period. Evaluating sales volume by product type helps us identify and address changes in product demand, broad market factors that may affect our performance, and opportunities for future growth. It should be noted that other companies may present sales volumes differently, and therefore, as presented by us, sales volumes may not be comparable to similarly titled measures reported by other companies. We believe that sales volumes can be a useful measure for evaluating and understanding our business.

	Year Ended December 31, 2022			
Sales Volume	**Siding**	**OSB**	**South America**	**Total**
Siding Solutions (MMSF)	1,797	—	33	1,830
OSB - Structural Solutions (MMSF)	—	1,803	554	2,357
OSB - Commodity (MMSF)	—	1,944	—	1,944

Sales Volume	Year Ended December 31, 2021			
	Siding	OSB	South America	Total
Siding Solutions (MMSF)	1,621	—	46	1,667
OSB - Structural Solutions (MMSF)	—	1,664	615	2,279
OSB - Commodity (MMSF)	—	2,014	—	2,014

Sales Volume	Year Ended December 31, 2020			
	Siding	OSB	South America	Total
Siding Solutions (MMSF)	1,393	—	36	1,429
OSB - Structural Solutions (MMSF)	—	1,565	688	2,253
OSB - Commodity (MMSF)	—	1,978	—	1,978

Overall Equipment Effectiveness Summary

We measure OEE of each of our mills to track improvements in the utilization and productivity of our manufacturing assets. OEE is a composite metric that considers asset uptime (adjusted for capital project downtime and similar events), production rates, and finished product quality. We believe that when used in conjunction with other metrics, OEE can be a useful measure for evaluating our ability to generate profits, and that providing this measure should allow interested persons to monitor operational improvements. During the quarter ended March 31, 2022, we modified our OEE measure to use a best-in-class target across all LP sites. This modification allows us to optimize capital investments, focus maintenance and reliability improvements, and improve overall equipment efficiency. Accordingly, to facilitate comparison between the periods presented, OEE for 2021, as presented in the table below, was calculated using the modified calculation as if the modification had been in effect during that period, but revised OEE data for 2020 was not available. It should be noted that other companies may present OEE differently, and therefore, as presented by us, OEE may not be comparable to similarly titled measures reported by other companies.

	Years Ended December 31,	
	2022	2021
Siding	76 %	73 %
OSB	72 %	74 %
South America	71 %	77 %

AVAILABLE INFORMATION

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and from time to time, other documents with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov.

In addition, we will make available our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act through our Internet website at http://www.lpcorp.com under the "Investor Relations" tab as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on, or accessible through, our website is not a part of, and is not incorporated by reference into, this annual report on Form 10-K.

ITEM 1A.   *Risk Factors*

You should be aware that the occurrence of any of the events described in this Risk Factors section and elsewhere in

this annual report on Form 10-K or in any other of our filings with the SEC could have a material adverse effect on our business, financial position, results of operations and cash flows. In evaluating us, you should consider carefully, among other things, the risks described below and the matters described in "Cautionary Statement Regarding Forward-Looking Statements."

BUSINESS AND OPERATIONAL RISK FACTORS

Unplanned events may interrupt our manufacturing operations, which may adversely affect our business. The manufacturing of our products is subject to unplanned events such as explosions, fires, inclement weather, natural disasters, accidents, equipment failures, labor disruptions, transportation interruptions, supply interruptions, public health issues (including pandemics and quarantines), riots, civil insurrection or social unrest, looting, protests, strikes, and street demonstrations. During the year ended December 31, 2022, fire interruptions reduced production by less than 1%, but future fire or other operational interruptions could significantly curtail the production capacity of a facility for a period of time. We have redundant capacity and capability to produce many of our products within our manufacturing platform to mitigate our business risk from such interruptions, but major or prolonged interruptions could compromise our ability to meet our customers' needs. Delayed delivery of our products to customers who require on-time delivery from us may cause customers to purchase alternative products at a higher cost, reschedule their own production, or incur other incremental costs. Customers may be able to pursue financial claims against us for their incremental costs, and we may incur costs to correct such problems in addition to any liability resulting from such claims. Interruptions may also harm our reputation among actual and potential customers, potentially resulting in a loss of business. To the extent these losses are not covered by insurance, our financial position, results of operations, and cash flows could be adversely affected by such events.

We mostly depend on third parties for transportation services and increases in costs or changes in the availability of transportation could materially and adversely affect our business and operations. Our business depends on the transportation of many products, both domestically and internationally. We rely primarily on third parties for transportation of the products we manufacture and/or distribute as well as for delivery of our raw materials. In particular, a significant portion of the goods we manufacture and raw materials we use are transported by railroad or trucks, which are highly regulated. There may be labor unrest or disputes, including strikes and work stoppages, among workers at various transportation providers and in industries affecting the transportation industry, included those that are unionized, like the railroad industry. If any of our third-party transportation providers were to fail to deliver the goods we manufacture or distribute in a timely manner, including as a result of the impacts arising from global pandemics or worsening economic conditions, we may be unable to sell those products at full value or at all. Similarly, if any of these providers were to fail to deliver raw materials to us in a timely manner, we may be unable to manufacture our products in response to customer demand. In addition, if any of these third parties were to cease operations or cease doing business with us, we may be unable to replace them at a reasonable cost. Any failure of a third-party transportation provider to deliver raw materials or finished products in a timely manner could harm our reputation, negatively affect our customer relationships and have a material adverse effect on our financial condition and results of operations. In addition, an increase in transportation rates and oil and/or fuel surcharges could materially and adversely affect our sales and profitability.

Our reliance on third-party wholesale distribution channels could impact our business. We offer our products directly and through a variety of third-party wholesale distributors and dealers. Adverse changes in the financial or business condition of these wholesale distributors and dealers or our customers, including as a result of the impacts arising from global pandemics, supply chain disruptions, or inflation, could subject us to losses and affect our ability to bring our products to market. One or more of our customers may experience financial difficulty, file for bankruptcy protection, or go out of business as a result of a global pandemic's current or future effects, which could result in an increase in customer financial difficulties that affect us. The direct impact on us could include reduced revenues and write-offs of accounts receivable and could negatively impact our operating cash flow. While we currently cannot estimate what those effects will be, if they are severe, the indirect impact could include impairments of intangible assets and reduced liquidity, among others. Any such adverse changes could have a material adverse effect on our business, financial position, liquidity, results of operations, and cash flows. Further, our ability to effectively manage inventory levels at wholesale distributor locations may be impaired under such arrangements, which could increase expenses associated with excess and obsolete inventory and negatively impact cash flows.

We may experience difficulties in the launch or production ramp-up of new products, which could adversely affect our business. As we ramp up manufacturing processes for newly introduced products, we may experience difficulties, including manufacturing disruptions, delays, or other complications, which could adversely impact our ability to serve our customers, our reputation, our costs of production, and, ultimately, our financial position, results of operations and cash flows.

Cybersecurity risks related to the technology used in our operations and other business processes, as well as security breaches of company, customer, employee, or vendor information, could adversely affect our business. We rely on various information technology systems to capture, process, store, and report data and interact with customers, vendors, and employees. Despite careful security and controls design, implementation, updating, and internal and independent third-party assessments, our information technology systems, and those of our third-party providers, could become subject to security breaches, cyber-attacks, ransomware attacks, employee misconduct, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. Network, system, and data breaches could result in misappropriation of sensitive data or operational disruptions, including interruption to systems availability and denial of access to and misuse of applications required by our customers to conduct business with us. In addition, hardware and operating system software and applications that we procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the systems. Misuse of internal applications, theft of intellectual property, trade secrets, or other corporate assets, and inappropriate disclosure of confidential information could stem from such incidents. A breach in cybersecurity could result in manipulation and destruction of sensitive data, cause critical systems to malfunction, be damaged or shut down, and lead to disruption to our operations and production downtimes, potentially for lengthy periods of time. Theft of personal or other confidential data and sensitive proprietary information could also occur as a result of a breach in cybersecurity, exposing us to costs and liabilities associated with privacy and data security laws in the jurisdictions in which we operate. While we have security measures in place that are designed to protect customer and other sensitive information and the integrity of our information technology systems and prevent data loss and other security breaches, our security measures or those of our third-party service providers may not be sufficiently broad in scope to protect all relevant information, may not function as planned, or could be breached as a result of third-party action, employee or vendor error, malfeasance, or otherwise. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement sufficient control measures to defend against these techniques. Once a security incident is identified, we may be unable to remediate or otherwise respond to such an incident in a timely manner. Additionally, a breach could expose us, our customers, our suppliers, and our employees to risks of misuse of such information. Such negative consequences of cyberattacks or security breaches could adversely affect our reputation, competitive position, business, or results of operations. The lost profits and increased costs related to cyber or other security threats or disruptions may not be fully insured against or indemnified by other means. A security failure could also impact our ability to operate our businesses effectively, adversely affect our reported financial results, impact our reputation, and expose us to potential liability or litigation. As a result, cybersecurity and the continued development and enhancement of our controls, processes, and practices remain a priority for us. We may be required to expend additional resources to continue to enhance our security measures to investigate and remediate any security vulnerabilities. We cannot predict the degree of any impact that increased monitoring, assessing, or reporting of cybersecurity matters would have on operations, financial conditions and results.

From time to time, we may implement new technology systems or replace and/or upgrade our current information technology systems. These upgrades or replacements may not improve our productivity to the levels anticipated and may subject us to inherent costs and risks associated with implementing, replacing, and updating these systems, including potential disruption of our internal control structure, substantial capital expenditures, demands on management time and other risks of delays or difficulties in transitioning to new systems or of integrating new systems into other existing systems. Our inability to prevent information technology system disruptions or to mitigate the impact of such disruptions could have an adverse effect on us.

Because our intellectual property and other proprietary information may become compromised, we are subject to the risk that competitors could copy our products or processes. Our success depends, in part, on the proprietary nature of our technology, including non-patentable intellectual property, such as our process technology. To the extent that a competitor can reproduce or otherwise capitalize on our technology, it may be difficult, expensive, or impossible for us to obtain adequate legal or equitable relief. Also, the laws of some foreign countries may not protect our intellectual property to the same extent as do the laws of the United States. In addition to patent protection of intellectual property rights, we consider elements of our product designs and processes to be proprietary and confidential, and/or trade secrets. To safeguard our confidential information, we rely on employee, consultant, and vendor nondisclosure agreements and contractual provisions and a system of internal and technical safeguards to protect our proprietary information. However, any of our registered or unregistered intellectual property rights may be subject to challenge or possibly exploited by others in the industry, which could materially adversely affect our financial position, results of operations, cash flows, and competitive position.

We manufacture our products internationally and are exposed to risks associated with doing business globally. We manufacture our products in the United States, Canada, Chile, and Brazil and sell our products primarily in North and South America. Accordingly, we are subject to risks associated with potential disruption caused by changes in political, monetary, economic, and social environments, including civil and political unrest, terrorism, possible expropriation, local labor conditions (including labor disruptions or shortages), changes in laws, regulations, and policies of foreign governments and trade disputes with the United States (including tariffs), and compliance with U.S. laws affecting activities of U.S. companies abroad, including tax laws, economic sanctions and enforcement of contract and intellectual property rights.

Our international operations and sourcing of materials could be harmed by a variety of factors, including:

- recessionary trends in international markets;
- legal and regulatory changes and the burdens and costs of our compliance with a variety of laws, including but not limited to export controls, import and customs trade restrictions, tariffs, and regulations related to global pandemics;
- increases in transportation costs or transportation delays;
- work stoppages and labor strikes;
- fluctuations in exchange rates, particularly the value of the U.S. dollar relative to other currencies; and
- political unrest, terrorism and economic instability.

If any of these or other factors were to render the conduct of our business in a particular country undesirable or impractical, our business, financial condition, or results of operations could be materially adversely affected.

We are subject to physical, operational, transitional, and financial risks associated with climate change and global, regional, and local weather conditions, as well as by legal, regulatory, and market responses to climate change. There has been an increased focus, including from investors, the general public and U.S. and foreign governmental and nongovernmental authorities, regarding environmental, sustainability, and governance (ESG) matters, including with respect to climate change, greenhouse gas emissions, packaging and waste, sustainable supply chain practices, deforestation, and land, energy, and water use. This increased awareness with respect to ESG matters, including climate change, may result in more prescriptive reporting requirements with respect to ESG metrics, an expectation that such metrics will be voluntarily disclosed by companies such as ours, and increased pressure to make commitments, set targets, or establish goals, and take action to meet them. While we have voluntarily provided certain disclosures with respect to various ESG matters, including climate change, we cannot predict whether such disclosure will be considered sufficient by our stakeholders. Additionally, we cannot predict the degree of any impact related to increased monitoring, assessing, or reporting of ESG matters would have on operations, financial conditions and results.

The unpredictability and frequency of natural disasters such as hurricanes, earthquakes, hailstorms, wildfires, snow, ice storms, the spread of disease, and insect infestations could also affect the supply of raw materials or cause variations in their costs, or variations in transportation-related costs. In addition, global climate change may increase the frequency or intensity of extreme weather events, such as storms, floods, heat waves, and other events that could affect our facilities and demand for our products.

Recently, there has been an increased oversight in the reporting on the effects of climate change on the environment. Governmental regulations or restrictions intended to reduce greenhouse gas emissions and other climate change impacts are emerging and present transition risks. Increased restrictions and regulations could increase operating costs and compliance costs or require additional technology, all of which would adversely affect our results of operation. We believe that we are in compliance in all material respects with existing climate-related regulations and such compliance has not had a material impact on our business; however, the costs of complying with increased regulations and transitioning to a lower-carbon economy may result in expenses that will materially impact our business. Given the rapidly changing nature of environmental laws and regulations, we cannot predict the impact such restrictions may have on operations.

Our suppliers and the third parties we rely on for transportation may also be impacted by increased ESG reporting requirements or transition related risks to a lower carbon economy, which may adversely impact their ability to provide us with goods and services. If our suppliers or third parties we rely on for transportation are unable to comply with environmental laws and regulations, we may be unable to meet consumer demands at the same cost or in a timely fashion.

Our reputation may be adversely affected if we are not able to achieve our ESG goals or otherwise meet the expectations of our stakeholders with respect to ESG matters. We strive to deliver shared value through our business. Our diverse group of stakeholders hold us accountable to ensure we continue to demonstrate progress with respect to industry-specific ESG priorities. From time to time, we announce certain aspirations and goals relevant to our priority ESG matters. We periodically publish information about our ESG priorities, strategies, goals, targets and progress on our corporate website and update our ESG reporting from time to time. Achievement of these aspirations, targets, plans and goals is subject to risks and uncertainties, many of which are outside of our control, and it is possible that we may not reach all our ESG goals or certain of our stakeholders might not be satisfied with our efforts. Certain challenges we face in meeting our ESG objectives are also captured within our ESG reporting, which is not incorporated by reference into and does not form any part of this annual report on Form 10-K or our other filings with the SEC. Perceived failures or delays in meeting our ESG goals could adversely affect public perception of our business, employee morale or customer or stakeholder support, and may negatively impact our financial condition and results of operations.

Our business, financial condition, and results of operations have been, and may again be. adversely affected by global pandemics or other health emergencies, including the ongoing COVID-19 pandemic. The extent to which global pandemics and/or other health emergencies would impact our business, financial condition, cash flows, and results of operations in the future is uncertain and will depend on numerous evolving factors beyond our control including, among other things, the duration and severity of the pandemic, actions taken to contain its spread and mitigate its effects, including vaccination programs or mandates, and the broader impacts on the country, the region's economy, and global trade. However, we reasonably anticipate that a prolonged outbreak and resulting commercial or social restrictions could have a material adverse impact on its business, financial condition, and results of operations.

Global pandemics and/or other health emergencies may have a material adverse effect on our business or our supply of raw materials, production, distribution channels, and customers, including business shutdowns or disruptions for an indefinite period of time, reduced operations, labor shortages and disruptions (including concerns and related impacts from any expanded vaccination requirements), restrictions on manufacturing or shipping products or reduced consumer demand.

Additionally, the COVID-19 pandemic resulted in significant, industry-wide supply chain disruptions. In particular, this pandemic has impacted our global supply chain network and resulted in, among other things, disruptions and delays in shipments of certain materials or components used in our products. We have, and will continue to, as needed, collaborate with our suppliers to utilize technology, better forecasting, flexibility in transportation, and other arrangements to mitigate these supply chain disruptions with this pandemic and any other global pandemics. However, despite our mitigation efforts, we may continue to experience challenges to our global supply chain network, including the cost and availability of raw materials and components due to shortages and resulting cost inflation. Any such, disruptions to our supply chain network may result in our inability to meet customer demand for our products or increase costs and could adversely impact our business and results of operations.

INDUSTRY RISK FACTORS

Our business primarily relies on North American new home construction and repair, which are impacted by risks associated with fluctuations in the housing market. Downward changes in the general economy, the housing market, or other business conditions could adversely affect our results of operations, cash flows, and financial condition. The housing market is sensitive to changes in economic conditions and other factors, such as the level of employment, access to labor, consumer confidence, consumer income, availability of financing, interest rate, and inflation levels, and growth of the gross domestic product.

Adverse changes in any of these conditions generally, or in any of the markets where we operate, could decrease demand for our products and could adversely impact our businesses by causing consumers to delay or decrease homeownership; making consumers more price-conscious, resulting in a shift in demand to smaller homes; making consumers more reluctant to make investments in their existing homes; or making it more challenging to secure loans for major renovations or new home construction. Unfavorable changes in demographics, credit markets, consumer confidence, household incomes, inflation, housing affordability, or housing inventory levels and occupancy, or a weakening of the U.S. economy or of any regional or local economy, in which we operate could adversely affect consumer spending, result in decreased demand for our products, and adversely affect our business. Unfavorable changes in single-family housing starts and increases interest rates on major renovations or new home construction for during the year ended December 31, 2022, negatively impacted our results of operations for the same period. If conditions in the overall housing market or in a specific market or submarket worsen in the future beyond our current expectations, such changes could continue to have a material adverse effect on our financial position, results of operations, and cash flows. Additionally, higher interest rates, high levels of unemployment, restrictive lending practices, heightened regulation, and increased foreclosures could have a material adverse effect on our financial position, results of operations, and cash flows.

We have a high degree of product concentration in OSB. OSB accounted for about 57%, 65%, and 55% of our North American Net sales in 2022, 2021, and 2020, respectively, and we expect OSB sales to continue to account for a substantial portion of our revenues and profits in the future. The concentration of our business in the OSB market further increases our sensitivity to commodity pricing and price volatility. Historical prices for our commodity products have been volatile, and we, like other participants in the building products industry, have limited influence over the timing and extent of price changes for our products. Commodity product pricing is significantly affected by the relationship between supply and demand in the building products industry. Product supply is influenced primarily by fluctuations in available manufacturing capacity. Demand is affected by the state of the economy in general and a variety of other factors, including the level of new residential construction activity and home repair and remodeling activity and changes in the availability and cost of mortgage financing. In this competitive environment, with so many variables for which we do not control, we cannot guarantee that pricing for our OSB products will not decline from current levels. The continued development of builder and consumer preference for our OSB products (commodity and Structural Solutions) over competitive products is critical to sustaining and expanding demand for our products. Therefore, a failure to maintain and increase builder and consumer acceptance of our OSB products could have a material adverse effect on our financial position, liquidity, results of operations, and cash flows.

Intense competition in the building products industry could prevent us from increasing or sustaining our net sales and profitability. The markets for our products are highly competitive. Our competitors range from very large, fully integrated forest and building products firms to smaller firms that may manufacture only one or a few types of products. Many of our competitors may have greater financial and other resources, greater product diversity, and better access to raw materials than we do, and certain of the mills operated by our competitors may be lower-cost producers than the mills operated by us. Increased competition in any of the markets in which we compete would likely cause pricing pressures in those markets. Any of these factors could have a material adverse effect on our financial position, results of operations, and cash flows.

Our results of operations may be adversely affected by potential shortages of raw materials and increases in raw material costs. The most significant raw material used in our operations is wood fiber. Wood fiber is subject to commodity pricing, which fluctuates based on market factors over which we have no control. In addition, the cost of various types of wood fiber that we purchase in the market has at times fluctuated greatly because of governmental, economic, or industry conditions and may be affected by increased demand resulting from initiatives to increase the use of biomass materials in the production of heat, power, bio-based products, and biofuels. Wood fiber supply could also be influenced by natural events, such as forest fires, severe weather conditions, insect epidemics, and other natural disasters, which may increase wood fiber costs, restrict access to wood fiber, or force production curtailments. In addition to wood fiber, we also use a significant quantity of various resins in our manufacturing processes. Resin product costs are influenced by changes in the prices or availability of raw materials used to produce resins, primarily petroleum products, as well as demand for and availability of resin products and their chemical precursors. North American prices for wood fiber and resin products increased 16% and 36%, respectively, during the year ended December 31, 2022. Although we have been able to largely recover raw material price increases in the Siding product prices, we are unable to determine to what extent, if any, we will be able to pass any future raw material cost increases through to our customers through product price increases. OSB product prices are largely driven by the ratio of overall OSB demand to capacity. Therefore, we are unable to determine to what extent, if any, we will be able to pass any future raw material cost increases through to our customers. Our inability to pass increased costs through to our customers could have a material adverse effect on our financial condition, results of operations, and cash flows. In addition, supply disruptions in resin may impact our ability to produce our products or may cause production costs to increase.

Development of provincial forest lands, from which we obtain wood fiber, can be subject to constitutionally protected Indigenous treaty, Aboriginal title, or Aboriginal rights of recognized Indigenous groups in Canada. Most lands in British Columbia and Quebec are not covered by treaties or by resolved Aboriginal land claims, and as a result, the claims of these Indigenous groups relating to provincial forest lands are largely left unresolved. In areas where there are treaties, such as in Manitoba, where LP operates, provincial governments are required by law to consult with Indigenous nations regarding land use development projects including, forest management plans and operations.

Provincial governments are actively engaged in consultations or negotiations with Indigenous groups. Negotiations can often progress slowly and can be subject to litigation if rights-based interests are not fully addressed. Ongoing Indigenous land claim negotiations with provincial governments are taking place across Canada but negotiations progress slowly and can be subject to litigation. In addition, it can take time for a government to consult with Indigenous nations, and this too can be subject to litigation. To offset this risk, we proactively engage in information sharing and developing positive relationships with Indigenous communities that have cultural, spiritual and economic interests in the areas where we operate. This focused engagement provides us the opportunity to further understand and protect the rights of Indigenous groups as it relates to forestry activities while at the same time, minimizing risks to our business operations. Nonetheless, final or interim resolution of claims brought forward by provincial governments and Indigenous nations may result in additional restrictions on wood supply, potentially affecting operational costs and/or timber prices over the long term.

LEGAL AND REGULATORY RISK FACTORS

We are subject to significant environmental regulation and environmental compliance expenditures and liabilities. Our business is subject to many environmental laws and regulations, particularly with respect to discharges of pollutants and other emissions on or into the land, water, and air, the disposal and remediation of hazardous substances or other contaminants, and the restoration and reforestation of timberlands. Compliance with these laws and regulations is a significant factor in our business. We have incurred and expect to continue to incur significant expenditures to comply with applicable environmental laws and regulations. Moreover, changes to the environmental laws and regulations to which we are subject and the enactment of new environmental laws, regulations, or other requirements, including with respect to greenhouse gas emissions or climate change, may cause us to incur increased and unexpected compliance costs or impose restrictions on our ability to manufacture our products or operate our business. In addition, there has historically been a lack of consistent climate legislation, which has created and continues to create economic and regulatory uncertainty. Our failure to comply with applicable environmental laws and regulations and permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment, or remedial actions, as well as reputational harm.

Some environmental laws and regulations impose liability and responsibility on present and former owners, operators, or users of facilities and sites for contamination at such facilities and sites, without regard to causation or knowledge of contamination. In addition, we occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities may lead to discoveries of contamination that must be remediated, and closures of facilities may trigger compliance requirements that are not applicable to operating facilities. Consequently, we cannot guarantee that existing or future circumstances or developments with respect to contamination will not require significant expenditures by us.

We are subject to various environmental, product liability, and other legal proceedings, matters, and claims. The outcome of these proceedings, matters, and claims, and the magnitude of related costs and liabilities, are subject to uncertainties. We currently are, or from time to time in the future may be, involved in a number of environmental matters and legal proceedings, including legal proceedings involving antitrust, warranty or non-warranty product liability claims, negligence, and other claims, including claims for wrongful death, personal injury and property damage alleged to have arisen out of use by others of our or our predecessors' products or the release by us or our predecessors of hazardous substances. The conduct of our business involves the use of hazardous substances and the generation of contaminants and pollutants. In addition, the end-users of many of our products are members of the general public. Environmental matters and other legal matters and proceedings, including class action settlements relating to certain of our products, have in the past caused and, in the future may cause, us to incur substantial costs. The actual or alleged existence of defects in any of our products could also subject us to significant product liability claims. We have established contingency reserves in our Consolidated Financial Statements with respect to the estimated costs of existing environmental matters and legal proceedings to the extent that our management has determined that such costs are both probable and reasonably estimable as to amount. However, such reserves are based upon various estimates and assumptions relating to future events and circumstances, all of which are subject to inherent uncertainties. We regularly monitor our estimated exposure to environmental and litigation loss contingencies and, as additional information becomes known, may change our estimates significantly. However, no estimate of the range of any such change can be made at this time. We may incur costs in respect of existing and future environmental matters and legal proceedings as to which no contingency reserves have been established. We cannot assure that we will have sufficient resources available to satisfy the related costs and expenses associated with these matters or proceedings. The incurring of costs in excess of our contingency reserves could have a material adverse effect on our business, financial condition, and results of operations.

Regulatory and statutory changes applicable to us or our customers, including changes in effective tax rates or tax law, could adversely affect our financial condition and results of operations. We, and many of our customers, are subject to various national, state and local laws, rules, and regulations. Changes in any of these areas could result in additional compliance costs, seizures, confiscations, recall or monetary fines, any of which could prevent or inhibit the manufacture, distribution and sale of our products.

We are also subject to periodic examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these examinations will not have a material adverse effect on our business, financial condition, and results of operations.

We are also exposed to changes in tax law, as well as any future regulations issued and changes in interpretations of tax laws, which can impact our current and future years' tax provisions. The effect of such tax law changes or regulations and interpretations, as well as any additional tax legislation in the U.S. or other jurisdictions in which we operate, could have a material adverse effect on our business, financial condition, and results of operations.

In addition, our products and markets are subject to extensive and complex local, state, federal, and foreign statutes, ordinances, rules, and regulations. These mandates, including building design and safety and construction standards and zoning requirements, affect the cost, selection, and quality requirements of building components, such as the structural panel and siding products that we manufacture and sell, and often provide broad discretion to governmental authorities as to the types and quality specifications of products used in new home construction and repair and remodeling projects. Compliance with these standards and changes in such statutes, ordinances, rules, and regulations may increase the costs of manufacturing our products or may reduce the demand for certain of our products in the affected geographical areas or product markets. Conversely, a decrease in product safety standards could reduce demand for our more modern products if less expensive alternatives that did not meet higher standards became available for use in that market. All or any of these changes could have a material adverse effect on our business, financial condition, and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as other international trade and regulatory laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, financial condition, and results of operations. Our operations are subject to anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (FCPA) and other anti-corruption laws that apply in countries where we do business. The FCPA and these other laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making, offering or authorizing other prohibited payments or gifts, with corrupt intent, to foreign government officials or other persons to obtain or retain business or gain some other business advantage. We conduct business in a number of jurisdictions that are geographically high-risk for corruption law violations, we participate in relationships with third parties whose actions could potentially subject us to liability under the FCPA or other anti-corruption laws, and the nature of our business involves interaction with foreign government officials. In addition, we cannot predict the nature, scope, or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the U.S. Department of Commerce's Bureau of Industry and Security, the U.S. Department of Treasury's Office of Foreign Assets Control, and various non-U.S. government entities, including applicable export control regulations, economic sanctions on countries, entities and other persons, customs requirements, currency exchange regulations and transfer pricing regulations (collectively, Trade Control Laws).

We have and maintain a compliance program with policies, procedures, and employee training to help ensure compliance with the FCPA, other applicable anti-corruption laws, and Trade Control Laws. However, despite our compliance program, there is no assurance that we or our intermediaries will be completely effective in complying with all applicable anti-corruption laws, including the FCPA or other legal requirements or Trade Control Laws. If we are not in compliance with the FCPA and other anti-corruption laws or Trade Control Laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity.

Likewise, any investigation of any potential violations of the FCPA, other anti-corruption laws, or Trade Control Laws by the U.S. or foreign authorities could also have an adverse impact on our reputation, business, financial condition, and results of operations.

FINANCIAL RISK FACTORS

Rising inflation may adversely affect us by increasing costs of raw materials, labor, and other costs beyond what we can recover through price increases. Inflation can adversely affect us by increasing the costs of raw materials, labor, and other costs required to operate and grow our business. Many of the markets in which we sell our products are experiencing high levels of inflation, which may depress consumer demand for our products and reduce our profitability if we are unable to raise prices enough to keep up with increases in our costs. Inflationary pressures have resulted in increases in the cost of certain raw materials, and other supplies necessary for the production of our products, and such increases may continue to impact us in the future and expose us to risks associated with significant levels of cost inflation. If we are unable to increase our prices to offset the effects of inflation, our business, operating results, and financial condition could be materially and adversely affected.

Warranty claims relating to our products and exceeding our warranty reserves could have a material adverse effect on our business. We have offered, and continue to offer, various warranties on our products. Although we maintain reserves for warranty-related claims and we have established and recorded product-related warranty reserves on our Consolidated Financial Statements, we cannot guarantee that warranty expense levels or the results of any warranty-related legal proceedings will not exceed our reserves. If our warranty reserves are significantly exceeded, the costs associated with such warranties could have a material adverse effect on our financial position, results of operations, and cash flows.

We have not independently verified the results of third-party research or confirmed assumptions or judgments upon which it may be based, and the forecasted and other forward-looking information contained therein is subject to inherent uncertainties. We have referred, and may in the future refer, in our annual reports, quarterly reports, and other documents that we file with the SEC, to historical, forecasted, and other forward-looking information published by sources such as Random Lengths Publications, Inc. (Random Lengths) and the U.S. Census Bureau that we believe to be reliable. However, we have not independently verified this information and, with respect to the forecasted and forward-looking information, have not independently confirmed the assumptions and judgments upon which it is based. Forecasted and other forward-looking information is necessarily based on assumptions regarding future occurrences, events, conditions, and circumstances and subjective judgments relating to various matters and is subject to inherent uncertainties. Actual results may differ materially from the results expressed or implied by, or based upon, such forecasted and forward-looking information.

Because we have operations outside the United States and report our earnings in U.S. dollars, unfavorable fluctuations in currency values and exchange rates could have a material adverse effect on our results of operations. Because our reporting currency is the U.S. dollar, our non-U.S. operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Changes in the value of foreign currencies (principally Canadian dollars, Brazilian reals, and Chilean pesos) could have an adverse effect on our results of operations. We have, in the past, entered into foreign exchange contracts associated with certain of our indebtedness and may continue to enter into foreign exchange contracts associated with major equipment purchases to manage a portion of the foreign currency rate risk. We historically have not entered into currency rate hedges with respect to our exposure from operations, although we may do so in the future. There can be no assurance that fluctuation in foreign currencies and other foreign exchange risks will not have a material adverse effect on our financial position, results of operations, or cash flows.

Covenants and events of default in our debt instruments could limit our ability to undertake certain types of transactions and adversely affect our liquidity. Our Credit Agreement (as defined herein) and the indenture governing our 2029 Senior Notes (as defined herein) contain a number of restrictive covenants that impose operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including, among others, restrictions on our ability to incur indebtedness, grant liens to secure indebtedness, engage in sale and leaseback transactions and merge or consolidate or sell all or substantially all of our assets.

In addition, restrictive covenants in our Credit Agreement require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we may be unable to meet them.

A breach of the covenants or restrictions under our Credit Agreement or under the indenture governing our 2029 Senior Notes could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt. A payment default or an acceleration following an event of default under our Credit Agreement or our indenture for our 2029 Senior Notes could trigger an event of default under the other indebtedness obligation, as well as any other debt to which a cross-acceleration or cross-default provision applies, which could result in the principal of and the accrued and unpaid interest on all such debt becoming due and payable. In addition, an event of default under our Credit Agreement could permit the lenders under our Amended Credit Facility (as defined herein) to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay any amounts due and payable under our Amended Credit Facility, those lenders could proceed against the collateral granted to them to secure that indebtedness, to the extent any such collateral is granted thereunder. In the event our lenders or noteholders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

As a result of these restrictions, we may be:

- limited in how we conduct our business and grow in accordance with our strategy;
- unable to raise additional debt or equity financing to operate during general economic or business downturns; or
- unable to compete effectively or to take advantage of new business opportunities.

In addition, our financial results, our level of indebtedness, and our credit ratings could adversely affect the availability and terms of any additional or replacement financing.

More detailed descriptions of our Credit Agreement, our Amended Credit Facility and the indenture governing our 2029 Senior Notes are included in filings made by us with the SEC, along with the documents themselves, copies of which are filed as exhibits to this annual report on Form 10-K and which provide the full text of these covenants.

Changes in interest rates may adversely affect our earnings and cash flows. Pursuant to the Amended Credit Facility effective in November 2022, our senior indebtedness transitioned from bearing interest at a variable interest rate using a LIBOR benchmark to one that uses Term SOFR, a forward-looking term rate currently published by CME Group Benchmark Administration Limited (CBA) based upon the Secured Overnight Financing Rate (SOFR) as a benchmark rate. SOFR is the preferred alternative rate for LIBOR that has been identified by the Alternative Reference Rates Committee (ARRC), a U.S.-based group convened by the Federal Reserve and the Federal Reserve Bank of New York. SOFR is calculated based on short-term repurchase agreements, backed by U.S. Treasury securities. SOFR is calculated differently from LIBOR and have inherent differences, which could give rise to uncertainties, including the limited historical data and volatility in the benchmark rates. Because of these and other differences, there is no assurance that SOFR will perform in the same way as LIBOR would have performed at any time, and there is no guarantee that it is a comparable substitute for LIBOR. Uncertainty as to the nature of such potential changes, alternative reference rates, including SOFR, or other reforms may adversely affect the trading market for LIBOR- or SOFR-based securities, including ours. As a result, our interest expense may increase, our ability to refinance some or all of our existing indebtedness may be affected, and our available cash flow may be adversely affected.

Our defined benefit plan funding requirements or plan settlement expense could impact our financial results and cash flow. In November 2021, the Company initiated the termination of our U.S. and Canadian defined benefit pension plans (the Plan), which have been substantially settled during the year ended December 31, 2022. The Plan will be terminated in future periods after satisfaction of all regulatory requirements, which may result in additional funding. See Note 16 of the Notes to the Consolidated Financial Statement included in Item 8 of this annual report on Form 10-K.

GENERAL RISK FACTORS

The impact of the military conflict between Russia and Ukraine on the global economy, energy supplies and raw materials is uncertain, but may prove to negatively impact our business and operations. The global economy has been negatively impacted by the military conflict between Russia and Ukraine. Furthermore, governments in the United States and several European and Asian countries have imposed export controls on certain products and financial and economic sanctions on certain industry sectors and parties in Russia. Although we have no operations in Russia or Ukraine, we have experienced shortages in materials and increased costs for transportation, energy, and raw material due in part to the negative impact of the Russia-Ukraine military conflict on the global economy. The scope and duration of the military conflict in Ukraine is uncertain, rapidly changing and hard to predict. Further escalation of geopolitical tensions related to the military conflict, including increased trade barriers or restrictions on global trade, could result in, among other things, cyberattacks, supply disruptions, lower consumer demand, and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain.

In addition to the risks discussed above, we are subject to a variety of other risks as a publicly traded U.S. manufacturing company. As a publicly traded U.S. manufacturing company, we are subject to a variety of other risks, each of which could adversely affect our financial position, results of operations or cash flows, or the price of our common stock. These risks include but are not limited to:

- the effects of global economic uncertainty or recession, including the impact of the COVID-19 pandemic and the responses of governmental authorities thereto;
- the ability to attract and retain key management and other personnel and develop effective succession plans;
- pursuing growth through acquisitions, including the ability to identify acceptable acquisition candidates, finance and consummate acquisitions on favorable terms, and successfully integrate acquired assets or businesses;
- compliance with a wide variety of health and safety laws and regulations and changes to such laws and regulations;
- the exertion of influence over us, individually or collectively, by a few entities with concentrated ownership of our stock;
- taxation by multiple jurisdictions and the impact of such taxation on the effective tax rate and the amount of taxes paid;
- changes in tax laws and regulations;
- new or modified legislation related to health care;
- compliance with Section 404 of the Sarbanes-Oxley Act of 2002, including the potential impact of compliance failures;
- failure to meet the expectations of investors, including as a result of factors beyond the control of an individual company; and
- the impact of the military conflict between Russia and Ukraine on the global economy, energy supplies and raw materials.

ITEM 1B. *Unresolved Staff Comments*

None.

ITEM 2. *Properties*

Information regarding our principal facilities, all of which we own, and their production capacities is set forth in the following table. Information regarding current operating production capacities is based on annual typical operating rates and normal production mixes under current market conditions, considering known constraints such as log supply. Market conditions, fluctuations in log supply, environmental restrictions, and the nature of current orders may cause actual production rates and mixes to vary significantly from the production rates and mixes shown.

OSB[2]		Siding	
OSB production facilities - 3/8" basis, million square feet		Siding production facilities - 3/8" basis, million square feet	
Carthage, TX	500	Dawson Creek, British Columbia, Canada[1]	300
Peace Valley, British Columbia, Canada	800	Newberry, MI	165
Hanceville, AL	420	Hayward, WI[1]	475
Jasper, TX	475	Tomahawk, WI	245
Maniwaki, Quebec, Canada	650	Two Harbors, MN	235
Roxboro, NC	525	Swan Valley, Manitoba, Canada[1]	380
Clarke County, AL	725	Houlton, ME[1,4]	220
7 facilities	4,095	Sagola, MI[1,3]	300
		8 facilities	2,320
South America		Siding finishing facilities[5] - 3/8" basis, million square feet	
OSB/Siding production facilities - 3/8" basis, million square feet		Green Bay, WI	90
Panguipulli, Chile	300	Roaring River, NC	60
Lautaro, Chile	160	Granite City, IL	20
Ponta Grossa, Brazil	330	3 facilities	170
3 facilities	790		

[1] The Hayward, WI; Dawson Creek, British Columbia, Canada; Swan Valley, Manitoba, Canada; Houlton, ME; and Sagola, MI siding facilities can produce commodity OSB when market conditions warrant.

[2] In addition to the OSB plants listed, we own a facility in Watkins, MN, which supports our Structural Solutions portfolio.

[3] We ceased OSB production at our Sagola, MI facility in November 2022 to complete the conversion to Siding production. Siding operations are expected to begin production in 2023.

[4] After Sagola, MI, the next Siding Solutions production capacity addition is expected to be an expansion of the Houlton, ME facility.

[5] We are expanding our siding finishing capacity by constructing a facility in Bath, NY, which is expected to be finalized in 2023. After the Bath, NY construction, we plan to expand finishing capacity through construction of new facility in Spokane, WA. The addition of these two facilities is expected to add a total of 190 million square feet of siding finishing capacity.

ITEM 3.   *Legal Proceedings*

ENVIRONMENTAL MATTERS

We are involved in a number of environmental proceedings and activities and may be wholly or partially responsible for known or unknown contamination existing at a number of sites at which we have conducted operations or disposed of waste. Based on the information currently available, management believes that any fines, penalties, or other costs or losses resulting from these matters should not have a material adverse effect on our financial position, results of operations, cash flows, or liquidity.

OTHER PROCEEDINGS

We are party to other legal proceedings in the ordinary course of business. Based on the information currently available, we believe that the resolution of such proceedings should not have a material adverse effect on our financial position, results of operations, cash flows, or liquidity.

CONTINGENCY RESERVES

We maintain reserves for the estimated cost of the legal and environmental matters referred to above. However, as with any estimate, the uncertainty of predicting the outcomes of claims and litigation and environmental investigations and remediation efforts could cause actual costs to vary materially from current estimates. Due to various uncertainties, we cannot predict to what actual degree payments will exceed the recorded liabilities related to these matters. However, it is possible that, in either the near term or the longer term, revised estimates or actual payments will significantly exceed the recorded liabilities.

For information regarding our financial statement reserves for the estimated costs of the environmental and legal matters referred to above, see Note 14 of the Notes to the Consolidated Financial Statements included in Item 8 in this annual report on Form 10-K.

ITEM 4.   *Mine Safety Disclosures*

Not applicable.

ITEM 5.   ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

The common stock of LP is listed on the New York Stock Exchange with the ticker symbol "LPX."   As of February 20, 2023, there were approximately 3,649 holders of record of our common stock.

DIVIDEND POLICY

We paid quarterly cash dividends of $0.22 per share for each quarter of 2022. We paid quarterly cash dividends of $0.16 per share for the first and second quarters of 2021 and $0.18 per share for the third and fourth quarters of 2021. On February 17, 2023, we declared a quarterly dividend of $0.24 per share, payable on March 31, 2023, to stockholders of record as of the close of business on March 10, 2023. We will continue to review our ability to pay cash dividends on an ongoing basis, and the payment of dividends in the future is subject to the discretion of LP's Board of Directors depending upon, among other factors, our financial condition, and other general market and business conditions, and legal and contractual restrictions on the payment of dividends, including compliance with the terms of our Amended Credit Facility.

ISSUER PURCHASES OF EQUITY SECURITIES

In May 2022, LP's Board of Directors authorized a share repurchase plan under which LP was authorized to repurchase shares of its common stock totaling up to $600 million (the 2022 Share Repurchase Program). No purchases were made under the 2022 Share Repurchase Program during the fourth quarter of 2022. As of December 31, 2022, LP had used $400 million under the 2022 Share Repurchase Program. LP may initiate, discontinue, or resume purchases of its common stock under the 2022 Share Repurchase Program in the open market, in block, and in privately negotiated transactions, including under Rule 10b5-1 plans, at times and in such amounts as management deems appropriate without prior notice, subject to market and business conditions, regulatory requirements, and other factors.

PERFORMANCE GRAPH

The following graph compares the cumulative total return to investors, including dividends paid (assuming reinvestment of dividends) and appreciation or depreciation in stock price, from an investment in LP common stock for the period from December 31, 2017, through December 31, 2022, to the total cumulative return to investors from the Standard & Poor's 500 Stock Index and Standard & Poor's Building Products Index for the same period. Stockholders are cautioned that the graph shows the returns to investors as of the dates noted and may not be representative of the returns for any other past or future periods.



Comparison of 5 Year Cumulative Total Return
Among LP, the S&P 500 Index and the S&P Building Products Index

The graph is not deemed to be "soliciting material" and is "furnished" and shall not be deemed to be "filed" with the SEC or incorporated by reference in any filing under Exchange Act or the Securities Act, except as shall be expressly set forth by specific reference in any such filing.

ITEM 6.   *(Reserved)*

ITEM 7.   *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our Consolidated Financial Statements and related Notes and other financial information appearing elsewhere in this annual report on Form 10-K, and with Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for our fiscal year ended December 31, 2021, filed with the SEC on February 22, 2022, which provides a discussion of our financial condition and results of operations for fiscal year 2021 compared to fiscal year 2020. The following discussion includes forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management.

OVERVIEW

General

We are a leading provider of high-performance building solutions that meet the demands of builders, remodelers, and homeowners worldwide. We have leveraged our expertise serving the new home construction, repair and remodeling, and outdoor structures markets to become an industry leader known for innovation, quality, and reliability. Our manufacturing facilities are located in the U.S., Canada, Chile, and Brazil. To serve these markets, we operate in three segments: Siding, OSB, and South America.

In March 2022, we sold our 50% equity interest in two joint ventures that produce I-joists to Resolute Forest Products Inc. (Resolute) for $59 million. The joint ventures were comprised of Resolute-LP Engineered Wood Larouche Inc. in Larouche, Quebec, and Resolute-LP Engineered Wood St-Prime Limited Partnership in Saint-Prime, Quebec. The total net carrying value of our equity method investment at the date of sale was $19 million. We recognized a gain on the sale of $39 million during the year ended December 31, 2022, within Income from discontinued operations, net of income taxes in the Consolidated Statements of Income.

In August 2022, LP completed the sale of the Engineered Wood Products (EWP) segment assets to Pacific Woodtech Corporation, a Washington corporation, and Pacific Woodtech Canada Holdings Limited, a British Columbia limited company (collectively, the Purchaser) in exchange for the Purchaser's payment to the Company of $217 million in gross cash proceeds after taking into account working capital adjustments. Upon closing, the Company entered into the transition services agreement (TSA) with the Purchaser, pursuant to which the Company agreed to support the various activities of the EWP segment for a period not to exceed eight months. We have classified the related assets and liabilities associated with the EWP segment as discontinued operations in our Consolidated Balance Sheets for prior periods presented. The results of our EWP segment have been presented as discontinued operations in our Consolidated Statements of Income for all periods presented. See Note 6 – Discontinued Operations of the Notes to the Consolidated Financial Statements included in Item 8 of this annual report on Form 10-K.

Executive Summary

Net sales for 2022 decreased year-over-year by $61 million (or 2%), including a decrease in OSB prices of $400 million and a decrease in South America revenue of $24 million due to lower volumes and unfavorable currency movements, partially offset by Siding Solutions growth of $305 million (14% pricing, 11% volume) and an increase in OSB volume of $53 million.

Income attributed to LP from continuing operations decreased year-over-year by $418 million to $888 million, or $11.34 per diluted share, reflecting a $488 million drop in Adjusted EBITDA and non-cash pension settlement charges of $82 million, partially offset by $128 million lower income tax provisions.

Income from discontinued operations, net of income taxes, increased year-over-year by $126 million to $198 million, or $2.52 per diluted share, primarily due to the $118 million gain on the sale of EWP assets and a $39 million gain on the sale of the equity interests in two joint ventures that produced I-joists, partially offset by a $27 million increase in income tax provision.

Demand for Building Products

Demand for our products correlates positively with new home construction and repair and remodeling activity in North America, which historically have been characterized by significant cyclicality. The U.S. Census Bureau reported on February 16, 2023, that 2022 actual single-family housing starts were 11% lower than those in 2021. Actual multi-family housing starts in 2022 were about 16% higher than those in 2021. Repair and remodeling activity is difficult to reasonably measure, but many indications suggest that repair and remodeling activity is continuing to show resiliency.

Future economic conditions in the United States and the demand for homes are uncertain due to inflationary impacts on the economy, including interest rates, employment levels, consumer confidence, and financial markets, among other things. Additionally, we have experienced increases in material prices, supply disruptions, and labor challenges, which we continue to address as we work to meet the demands of builders, remodelers, and homeowners worldwide. The potential effect of these factors on our future operational and financial performance is uncertain. As a result, our past performance may not be indicative of future results.

The chart below, which is based on data published by U.S. Census Bureau, provides a graphical summary of new housing starts for single- and multi-family in the U.S., showing actual and rolling five- and ten-year averages for housing starts.



Housing Starts

Supply and Demand for Siding

Siding Solutions is a specialty building material and is subject to competition from various siding technologies, including vinyl, stucco, wood, fiber cement, brick, and others. We believe we are the largest manufacturer in the engineered wood siding market. The overall siding market is estimated to be a $15 billion industry. We have consistently grown our Siding Solutions above the underlying market growth rates. Siding Solutions is generally less sensitive to new housing market cyclicality since roughly 60% of its demand comes from other markets, including sheds and repair and remodel. Our growth in this market depends upon the continued displacement of vinyl, wood, fiber cement, stucco, bricks, and other alternatives, our product innovation and our technological expertise in wood and wood composites to address the needs of our customers.

Supply and Demand for OSB

OSB is a commodity product, and it is subject to competition from manufacturers worldwide. Product supply is influenced primarily by fluctuations in available manufacturing capacity and imports. The ratio of overall OSB demand to capacity generally drives price. During the three months ended December 31, 2022, OSB commodity prices have fallen with the decline in market demand for OSB commodity product. We cannot predict whether the prices of our OSB products will remain at current levels or increase or decrease in the future.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make informed estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Our financial position and/or results of operations may be materially different when reported under different conditions or when using different assumptions in the application of such policies. In the event estimates or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. Our significant accounting policies are disclosed in the Consolidated Financial Statements and Item 8 of this annual report on Form 10-K. The following discussion addresses our most critical accounting policies, which are those that are both important to the portrayal of our financial condition and results of operations and that require significant judgment or use of complex estimates.

Long-lived Assets

Property, plant and equipment, and long-lived assets (including amortizable identifiable intangible assets) are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable, including but not limited to facility curtailments and asset abandonments. When such events occur, we group long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows exist. We compare the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group to the carrying amount of a long-lived asset or asset group. The cash flows are based on our best estimate of future cash flows derived from the most recent business projections. The significant assumptions used to determine estimated cash flows are the cash inflows and outflows directly resulting from the use of those assets in operations, including sales volume, product pricing, support costs, and other costs to operate. We recognize an impairment loss if the amount of the asset's carrying value exceeds the asset's estimated fair value. Fair value is estimated primarily using discounted expected future cash flows on a market-participant basis. If we recognize an impairment loss, the adjusted carrying amount of the asset becomes its new cost basis. For a depreciable long-lived asset, the new cost basis is depreciated (amortized) over the remaining estimated useful life of that asset.

Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimate future cash flows and asset fair values. We have not made any material changes in our impairment loss assessment methodology in the periods presented. We do not believe a material change in the estimates or assumptions that we use to calculate long-lived asset impairments is likely. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material.

Customer Program Costs

Our businesses routinely incur customer program costs to obtain favorable product placement, promote sales of products, and maintain competitive pricing. Customer program costs and incentives, including rebates and promotion and volume allowances, are accounted for as a reduction in Net sales at the time the program is initiated and/or the revenue is recognized. The costs include, but are not limited to, volume allowances and rebates, promotional allowances, and cooperative advertising programs. These costs are recorded at the later of the time of sale or the implementation of the program based on management's best estimates.

Our estimates are based on historical and projected experience for each type of program or customer. Volume allowances are accrued based on our estimates of customer volume achievement and other factors incorporated into customer agreements, such as new products, merchandising support, and customer training.

Although we believe we can reasonably estimate customer volumes and support and the related customer payments at interim periods, it is possible that actual results could be different from previously estimated amounts. At the end of each year, a significant portion of the actual volume and support activity is known. Thus, we do not believe that a material change in the amounts recorded as customer program costs payable is likely. We had $46 million and $31 million accrued as customer rebates as of December 31, 2022, and 2021, respectively.

Defined Benefit Pension Plans

In November 2021, the Company initiated the termination of our frozen U.S. and Canadian defined benefit pension plans (collectively, the Plan). Plan participants were provided the opportunity to receive their full accrued benefits from Plan assets by either electing immediate lump sum distributions or annuity contracts with a qualifying third-party annuity provider. During the year ended December 31, 2022, we contributed $5 million to fund the liquidation of the Plan. Plan assets of $247 million were liquidated to fund lump sum distributions to participants and purchase annuity contracts. As a result, a substantial portion of the Plan was settled during the year ended December 31, 2022, resulting in recognition of non-cash, pre-tax charges of $82 million from Accumulated comprehensive loss to Other non-operating items in our Consolidated Statements of Income. Upon final termination of the Plan, we expect to recognize the remaining unrecognized pre-tax charges within Accumulated comprehensive loss ($6 million as of December 31, 2022). The Plan will be terminated in future periods after satisfaction of all regulatory requirements, which may result in additional funding.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we utilize non-GAAP financial measures that fall within the meaning of SEC Regulation G and Regulation S-K Item 10(e), which we believe provide users of the financial information with additional meaningful comparison to prior reported results. Non-GAAP financial measures do not have standardized definitions and are not defined by U.S. GAAP. In this annual report on Form 10-K, we disclose income attributed to LP from continuing operations before interest expense, provision for income taxes, depreciation and amortization, and exclude stock-based compensation expense, loss on impairment attributed to LP, product-line discontinuance charges, other operating credits and charges, net, loss on early debt extinguishment, investment income, pension settlement charges, and other non-operating items as Adjusted EBITDA from continuing operations (Adjusted EBITDA), which is a non-GAAP financial measure. We have included Adjusted EBITDA in this report because we view it as an important supplemental measure of our performance and believe that it is frequently used by interested persons in the evaluation of companies that have different financing and capital structures and/or tax rates. We also disclose income attributed to LP from continuing operations, excluding loss on impairment attributed to LP, product-line discontinuance charges, interest expense outside of normal operations, other operating credits and charges, net, loss on early debt extinguishment, gain (loss) on acquisition, and pension settlement charges, and adjusting for a normalized tax rate as Adjusted Income from continuing operations (Adjusted Income). We also disclose Adjusted Diluted EPS from continuing operations (Adjusted Diluted EPS), calculated as Adjusted Income divided by diluted shares outstanding. We believe that Adjusted Diluted EPS and Adjusted Income are useful measures for evaluating our ability to generate earnings and that providing these measures should allow interested persons to more readily compare the earnings for past and future periods.

Adjusted EBITDA, Adjusted Income, and Adjusted Diluted EPS are not substitutes for the U.S. GAAP measures of net income, income attributed to LP from continuing operations, and net income attributed to LP from continuing operations per diluted share or for any other U.S. GAAP measures of operating performance. It should be noted that other companies may present similarly titled measures differently, and therefore, as presented by us, these measures may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA, Adjusted Income, and Adjusted Diluted EPS have material limitations as performance measures because they exclude items that are actually incurred or experienced in connection with the operation of our business.

The following table presents significant items by operating segment and reconciles Net income to Adjusted EBITDA (dollar amounts in millions):

Year ended December 31,	2022		2021		2020	
Net income	$	1,083	$	1,373	$	497
Add (deduct):						
Net loss attributed to noncontrolling interest		3		4		2
Income from discontinued operations, net of income taxes		(198)		(71)		(12)
Income attributed to LP from continuing operations		**888**		**1,306**		**487**
Provision for income taxes		274		402		121
Depreciation and amortization		129		114		106
Stock-based compensation expense		19		16		11
Loss on impairment attributed to LP		1		5		15
Other operating credits and charges, net		(16)		(1)		7
Pension settlement charges		82		2		—
Interest expense		11		14		19
Investment income		(14)		(1)		(4)
Loss on early debt extinguishment		—		11		—
Other non-operating items, not included above		15		9		(4)
Adjusted EBITDA	**$**	**1,389**	**$**	**1,877**	**$**	**757**
Siding	$	339	$	289	$	246
OSB		1,034		1,531		519
South America		77		113		42
Other		(23)		(20)		(19)
Corporate		(38)		(36)		(30)
Total Adjusted EBITDA	**$**	**1,389**	**$**	**1,877**	**$**	**757**

The following table provides the reconciliation of net income to Adjusted Income (dollar amounts in millions, except earnings per share):

Year ended December 31,		2022		2021		2020
Net income	$	1,083	$	1,373	$	497
Add (deduct):						
Net loss attributed to noncontrolling interest		3		4		2
Income from discontinued operations, net of income taxes		(198)		(71)		(12)
Income attributed to LP from continuing operations		**888**		**1,306**		**487**
Loss on impairment attributed to LP		1		5		15
Other operating credits and charges, net		(16)		(1)		7
Loss on early debt extinguishment		—		11		—
Pension settlement charges		82		2		—
Reported tax provision		274		402		121
Adjusted income before tax		**1,229**		**1,725**		**629**
Normalized tax provision at 25%		(307)		(431)		(157)
Adjusted Income	$	922	$	1,294	$	472
Weighted average shares - diluted		78		98		112
Diluted income attributed to LP from continuing operations per share	$	11.34	$	13.37	$	4.35
Adjusted Diluted EPS	$	11.77	$	13.24	$	4.22

OUR OPERATING RESULTS

Our results of operations for each of our segments are discussed below, as are results of operations for the "other" category, which comprises other products that are not individually significant. See Note 18 of the Notes to the Consolidated Financial Statements included in Item 8 of this annual report on Form 10-K for further information regarding our segments.

Siding

The Siding segment serves diverse end markets with a broad product offering of engineered wood siding, trim, and fascia, including LP® SmartSide® Trim & Siding, LP® SmartSide® ExpertFinish® Trim & Siding, LP BuilderSeries® Lap Siding, and LP® Outdoor Building Solutions® (collectively referred to as Siding Solutions).

Segment Net sales and Adjusted EBITDA for this segment were as follows:

Dollar amounts in millions					**Increase (decrease)**
Year Ended December 31,		**2022**		**2021**	**2022 - 2021**
Net sales	$	1,469	$	1,170	26 %
Adjusted EBITDA		339		289	17 %

Net sales in this segment by product line were as follows:

Dollar amounts in millions					Increase (decrease)
Year Ended December 31,		**2022**		**2021**	**2022 - 2021**
Siding Solutions	$	1,463	$	1,158	26 %
Other		6		12	(43)%
Total	$	1,469	$	1,170	

Percent changes in average net sales price and unit shipments were as follows:

	2022 versus 2021	
	Average Selling Price	**Unit Shipments**
Siding Solutions	14 %	11 %

List price increases and positive mix effects drove year-over-year increases in the average net selling price for year ended December 31, 2022. The volume increases for the year ended December 31, 2022 are attributable to steady customer demand and production increases made possible by the ramp-up of the Houlton facility and the non-recurrence of production downtime in the prior year for a major scheduled maintenance project. Adjusted EBITDA increased $50 million year-over-year, reflecting revenue growth largely offset by $123 million of raw material, freight & wage cost inflation, and $31 million of discretionary investments in capacity and sales & marketing.

OSB

The OSB segment manufactures and distributes OSB structural panel products, including our value-added OSB portfolio known as LP Structural Solutions (which includes LP® TechShield® Radiant Barrier, LP WeatherLogic® Air & Water Barrier, LP Legacy® Premium Sub-Flooring, LP NovaCore™ Thermal Insulated Sheathing, LP® FlameBlock® Fire-Rated Sheathing, and LP® TopNotch® Sub-Flooring). OSB is manufactured using wood strands arranged in layers and bonded with resins. Significant cost inputs to produce OSB (including approximate breakdown percentages for 2022) were as follows: wood fiber (25%), resin and wax (23%), labor and burden (15%), utilities (5%), and other manufacturing costs (32%).

Segment Net sales and Adjusted EBITDA for this segment were as follows:

Dollar amounts in millions					Increase (decrease)
Year Ended December 31,		**2022**		**2021**	**2022 - 2021**
Net sales	$	2,062	$	2,387	(14)%
Adjusted EBITDA		1,034		1,531	(32)%

Net sales in this segment by product line were as follows:

Dollar amounts in millions					Increase (decrease)
Year Ended December 31,		**2022**		**2021**	**2022 - 2021**
OSB - Structural Solutions	$	1,110	$	1,152	(4)%
OSB - Commodity		938		1,221	(23)%
Other		14		14	(3)%
Total	$	2,062	$	2,387	

Percent changes in average net sales prices and unit shipments were as follows:

	2022 versus 2021	
	Average Selling Price	Unit Shipments
OSB - Structural Solutions	(11)%	8 %
OSB - Commodity	(20)%	(3)%

OSB Net sales decreased year-over-year by $326 million (or 14%), including a $400 million decrease in OSB prices, partially offset by an increase in Structural Solutions sales volume. Adjusted EBITDA decreased by $497 million primarily due to the decrease in OSB prices and $79 million of raw material cost and wage inflation.

South America

Our South America segment manufactures and distributes OSB structural panel and siding products in South America and certain export markets. This segment has manufacturing operations in two countries, Chile and Brazil, and operates sales offices in Chile, Brazil, Peru, Colombia, Argentina, and Paraguay.

Segment Net sales and Adjusted EBITDA for this segment were as follows:

Dollar amounts in millions			Increase (decrease)
Year Ended December 31,	**2022**	**2021**	**2022 - 2021**
Net sales	$ 241	$ 265	(9)%
Adjusted EBITDA	77	113	(32)%

Net sales in this segment by product were as follows:

Dollar amounts in millions			Increase (decrease)
Year Ended December 31,	**2022**	**2021**	**2022 - 2021**
OSB -Structural Solutions	$ 215	$ 227	(5)%
Siding	23	33	(32)%
Other	3	5	(36)%
Total	$ 241	$ 265	

Percent changes in average net sales prices and unit shipments for 2022 compared to 2021 were as follows:

	2022 versus 2021	
	Average Selling Price	Unit Shipments
OSB	5 %	(10)%
Siding	(6)%	(28)%

South America Net sales decreased year-over-year by $24 million (or 9%), predominantly due to lower volumes of $29 million and unfavorable foreign currency movements of $31 million, partially offset by higher local prices of $37 million. The decrease in Adjusted EBITDA of $36 million reflect the impacts of the lower revenue and higher raw material costs.

Other

Our other products segment includes our off-site framing operation Entekra Holdings, LLC (Entekra), remaining timber and timberlands, and other minor products, services, and closed operations, which do not qualify as discontinued operations.

Net sales decreased year-over-year by $12 million (or 12%) to $84 million primarily due to lower Entekra sales volumes. Adjusted EBITDA was $(23) million for 2022 as compared to $(20) million in 2021.

GENERAL CORPORATE AND OTHER EXPENSE, NET

General corporate and other expenses primarily comprise corporate overhead unrelated to business activities such as wages and benefits, professional fees, insurance, and other expenses for corporate functions, including certain executive officers, public company activities, tax, internal audits, and other corporate functions. General corporate and other expense, net, was $47 million in 2022 as compared to $46 million in 2021.

LOSS ON IMPAIRMENTS

During 2022, $1 million of impairment charges were recognized. During 2021, we recognized $6 million of pre-tax impairment charges primarily due to a non-cash impairment charge of $5 million related to goodwill associated with our off-site construction operation Entekra.

OTHER OPERATING CREDITS AND CHARGES, NET

For a discussion of Other operating credits and charges, net, see Note 12 of the Notes to the Consolidated Financial Statements included in Item 8 of this annual report on Form 10-K.

NON-OPERATING INCOME (EXPENSE)

For a discussion of non-operating income (expense), see Note 12 of the Notes to the Consolidated Financial Statements included in Item 8 of this annual report on Form 10-K.

INCOME TAXES

We recognized a tax provision of $274 million in 2022 compared to $402 million in 2021. For 2022, the primary differences between the U.S. statutory rate of 21% and the effective rate relate to state income tax. We paid $320 million and $421 million of income taxes net of refunds in 2022 and 2021, respectively.

LEGAL AND ENVIRONMENTAL MATTERS

For a discussion of legal and environmental matters involving us and the potential impact thereof on our financial position, results of operations, and cash flows, see Item 3 in this annual report on Form 10-K as well as Note 14 of the Notes to the Consolidated Financial Statements included in Item 8 of this annual report on Form 10-K.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal sources of liquidity are existing cash and investment balances, cash generated by our operations, and our ability to borrow under such credit facilities as we may have in effect from time to time. We assess our liquidity in terms of our ability to generate cash to fund our short- and long-term cash requirements. As such, we project our anticipated cash requirements as well as cash flows generated from operating activities to meet those needs. We anticipate long-term cash uses may also include strategic acquisitions. On a long-term basis, we will continue to rely on our credit facility for any long-term funding not provided by operating cash flows. We may also, from time to time, issue and sell equity, debt, or hybrid securities or engage in other capital market transactions.

Our principal uses of liquidity are paying the costs and expenses associated with our operations, servicing outstanding indebtedness, paying dividends, and making capital expenditures. We may also, from time to time, prepay or repurchase outstanding indebtedness or shares or acquire assets or businesses that are complementary to our operations. Any such repurchases may be commenced, suspended, discontinued, or resumed, and the method or methods of affecting any such repurchases may be changed at any time, or from time to time, without prior notice.

Operating Activities

During 2022, we generated $1,144 million of cash from operations as compared to $1,484 million in 2021. The decrease in cash provided by operations was primarily related to lower income from operations. At December 31, 2022, and 2021, we had working capital of $148 million and $181 million, respectively.

Investing Activities

During 2022, net cash used for investing activities was $146 million as compared to $247 million in 2021. During 2022, we received $268 million in proceeds from sales of assets, primarily associated with the sale of the EWP segment assets and the sale of our 50% equity interest in two joint ventures.

Capital expenditures for the year ended December 31, 2022 and 2021, were $414 million and $254 million, respectively, primarily related to siding conversion expenditures and growth and maintenance capital.

Capital expenditures in 2023 are expected to be in the range of $385 million to $485 million. We expect to fund our short-term and long-term capital expenditures through cash on hand, cash generated from operations, and available borrowing under our Amended Credit Facility, as necessary.

Financing Activities

During 2022, cash used in financing activities was $982 million. On November 2, 2021, LP's Board of Directors authorized a share repurchase plan under which LP may repurchase shares of its common stock totaling up to $500 million (the Second 2021 Share Repurchase Program). In May 2022, LP's Board of Directors authorized a share repurchase plan under which LP was authorized to repurchase shares of its common stock totaling up to $600 million (the 2022 Share Repurchase Program). During the year ended December 31, 2022, we used $900 million to repurchase shares of LP common stock ($500 million from the Second 2021 Share Repurchase Program and $400 million from the 2022 Share Repurchase Program). Additionally, we paid cash dividends of $69 million. The remaining financing activities are primarily related to funds used to repurchase stock from employees in connection with income tax withholding requirements associated with our employee stock-based compensation plans.

During 2021, cash used in financing activities was $1,388 million. We used $300 million to repurchase shares of LP common stock under the share repurchase program authorized by LP's Board of Directors in 2020 and $1 billion to repurchase shares of LP common stock under the additional share repurchase program (authorized by LP's Board of Directors in May 2021. Additionally, we used $66 million to pay quarterly cash dividends. In March 2021, we issued $350 million aggregate principal amount of the 2029 Senior Notes. In March 2021, LP used the proceeds from the issuance of the 2029 Senior Notes and cash on hand to redeem all of the outstanding 2024 Senior Notes at a redemption price of 102.438% of the principal amount thereof plus accrued and unpaid interest to, but not including, the redemption date. In connection with financing activities, we paid $2 million in debt issuance costs related to the third amendment to our Amended Credit Facility and $13 million in redemption premiums and debt issuance costs related to the 2024 Senior Notes. The remaining financing activities related to the repurchase of stock from employees in connection with income tax withholding requirements associated with our employee stock-based compensation plans.

CREDIT FACILITIES

In November 2022, LP entered into a Second Amended and Restated Credit Agreement with American AgCredit, PCA, as administrative agent and sole lead arranger, and CoBank, ACB, as letter of credit issuer (the Credit Agreement), relating to its revolving credit facility (as amended, the Amended Credit Facility). The Credit Agreement provides for a revolving credit facility in the principal amount of up to $550 million, with a $60 million sub-limit for letters of credit. The Credit Agreement amended and restated the Company's existing credit facility dated as of June 27, 2019, as amended, in its entirety to, among other things, (i) reflect the release of the collateral that secures the indebtedness evidenced by the Credit Agreement as a result of the Company's obtaining an Investment Grade rating on November 1, 2022 (which collateral may be reinstated from time to time in accordance with the terms of the Credit Agreement), (ii) extend the maturity date to November 29, 2028, (iii) make certain changes to effect a transition from the LIBOR interest rate benchmark to Term SOFR Rate (as defined in the Credit Agreement) and (iv) provide for certain other modifications (including modifications to certain basket and threshold levels in the negative covenants) as set forth in the Credit Agreement. As of December 31, 2022, we had no amounts outstanding under the Amended Credit Facility.

The Credit Agreement contains various restrictive covenants and customary events of default, the occurrence of which could result in the acceleration of our obligation to repay the indebtedness outstanding thereunder. The Credit Agreement also contains financial covenants that require us and our consolidated subsidiaries to have, as of the end of each fiscal quarter, a capitalization ratio (*i.e.*, funded debt less unrestricted cash to total capitalization) of no more than 57.5%. As of December 31, 2022, we were in compliance with all financial covenants under the Credit Agreement.

In March 2020, LP entered into the Letter of Credit Facility, which provides for the funding of letters of credit up to an aggregate outstanding amount of $20 million, which may be secured by certain cash collateral of LP. The Letter of Credit Facility includes an unused commitment fee, due quarterly, ranging from 0.50% to 1.875% of the daily available amount to be drawn on each letter of credit issued under the Letter of Credit Facility. The Letter of Credit Facility is subject to similar affirmative, negative, and financial covenants as those set forth in the Credit Agreement, including the capitalization ratio covenant. As of December 31, 2022, we were in compliance with all covenants under the Letter of Credit Facility.

OTHER LIQUIDITY MATTERS

2029 Senior Notes

In March 2021, we issued the 2029 Senior Notes in the aggregate principal amount of $350 million, which mature on March 15, 2029. As of December 31, 2022, future interest payments associated with the 2029 Senior Notes totaled $83 million, with $13 million payable within 12 months of such date. For additional information regarding the 2029 Senior Notes, please see Note 10 of the Notes to the Consolidated Financial Statements included in Item 8 of this annual report on Form 10-K.

Contingency Reserves

Contingency reserves, which represent an estimate of future cash needs for various contingencies (principally, environmental reserves), totaled $27 million at December 31, 2022, of which $1 million is estimated to be payable within one year of such date. There is inherent uncertainty concerning the reliability and precision of such estimates, and as such, the amounts ultimately paid in resolving these contingencies could exceed the current reserves by a material amount.

Leases

We have lease arrangements for real estate, mobile equipment at our manufacturing facilities, rail cars to transport our products, and a fleet of vehicles. As of December 31, 2022, we had fixed lease payment obligations of $63 million, with $8 million payable within 12 months of such date.

Other Purchase Obligations

Our other purchase obligations primarily consist of obligations related to information technology infrastructure. As of December 31, 2022, we had other purchase obligations of $30 million, with $19 million payable within 12 months of such date.

Off-Balance Sheet Arrangements

As of December 31, 2022, we had standby letters of credit of $13 million outstanding related to collateral for environmental impact on owned properties, deposit for forestry license, and insurance collateral, including workers' compensation.

Potential Impairments

We continue to review several mills and investments for potential impairments. Management currently believes we have adequate support for the carrying value of each of these assets based upon the anticipated cash flows that result from our estimates of future demand, pricing, and production costs, assuming certain levels of planned capital expenditures. As of December 31, 2022, the fair values of LP's facilities were in excess of their carrying value, which supported the conclusion that no impairment is necessary for those facilities. However, if demand and pricing for our products fall to levels significantly below cycle average demand and pricing, or should we decide to invest capital in alternative projects, or should changes occur related to our wood supply for these locations, it is possible that future impairment charges will be required.

We also review from time to time possible dispositions of various assets in light of current and anticipated economic and industry conditions, our strategic plan, and other relevant factors. Because a determination to dispose of particular assets can require management to make assumptions regarding the transaction structure of the disposition and to estimate the net sales proceeds, which may be less than previous estimates of undiscounted future net cash flows, we may be required to record impairment charges in connection with decisions to dispose of assets.

PROSPECTIVE ACCOUNTING PRONOUNCEMENTS

For a discussion of prospective accounting pronouncements, see Note 2 of the Notes to the Consolidated Financial Statements included in Item 8 of this annual report on Form 10-K.

ITEM 7A.   *Quantitative and Qualitative Disclosures About Market Risk*

Each of our international operations has transactional foreign currency exposures related to buying and selling in currencies other than the local currencies in which it operates. Exposures are primarily related to the U.S. dollar relative to the Canadian dollar, the Brazilian real, and the Chilean peso. We also have translation exposure resulting from translating the financial statements of foreign subsidiaries into U.S. dollars. Although we have in the past entered into foreign exchange contracts associated with certain of our indebtedness and may continue to enter into foreign exchange contracts associated with major equipment purchases to manage a portion of the foreign currency rate risk, we historically have not entered into currency rate hedges with respect to our exposure from operations, provided we may do so in the future.

Some of our products are sold as commodities, and therefore sales prices fluctuate daily based on market factors over which we have little or no control. The most significant commodity product we sell is OSB. Based upon an assumed North America annual production capacity in the OSB segment of 4.1 billion square feet (3/8" basis) or 3.5 billion square feet (7/16" basis), a $1 change in the annual average price per thousand square feet on 7/16" basis would change annual pre-tax profits by approximately $4 million.

We historically have not entered into material commodity futures and swaps, although we may do so in the future.

ITEM 8.   *Financial Statements and Supplementary Data*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Louisiana-Pacific Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Louisiana-Pacific Corporation and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, cash flows, and stockholders' equity, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the Finance and Audit Committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Retirement Plans and Post-Retirement Benefits— Refer to Notes 1 and 16 to the financial statements

Critical Audit Matter Description

The Company has a number of frozen defined benefit pension plans in the U.S. and Canada covering many of their employees. In November 2021, the Company initiated the termination of both the U.S. and Canadian defined benefit pension plans ("Plans"). Such Plans were substantially settled during the year ended December 31, 2022 and accordingly, the net pension obligations were removed from the Company's consolidated balance sheet as of December 31, 2022. Legal termination of the Plans will not occur until all regulatory requirements are satisfied, which is expected to occur in 2023. Under the termination, Plan participants received their full accrued benefits by having elected to receive either a lump sum distribution or an annuity contract with a qualifying third-party annuity provider. Expenses and liabilities related to the defined benefit pension obligation were recorded based on various actuarial assumptions, including discount rate, assumed rates of return, and assumptions related to the rate above mentioned by participants.

We identified the Company's settlement of the pension plans as a critical audit matter given the subjectivity pertaining to the remeasurement period and non-routine nature of such transaction. Performing audit procedures to evaluate the settlement required a high degree of auditor judgement and increased extent of effort, which included the need to involve an actuarial specialist.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's remeasurement and settlement of the defined benefit pension obligation included the following, among others:

- We tested the effectiveness of the internal controls over the valuation of the defined benefit pension obligation at remeasurement and the settlement.

- We consulted with technical experts as to the accounting treatment

- We tested the completeness and accuracy of the underlying source information by:

  - Selecting a sample of the annuity & lump sum elections and related payments

  - Selecting a sample of census data changes.

- With the assistance of our actuarial specialist, we evaluated the settlement methodology utilized to select the measurement date, census date, service cost, interest cost, and amortization of prior service costs and (gain)/losses for conformity with applicable accounting guidance.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
February 21, 2023

We have served as the Company's auditor since 1997.

Consolidated Statements of Income
Dollar amounts in millions, except per share

		Year Ended December 31,				
		2022		**2021**		**2020**
Net sales	$	**3,854**	$	**3,915**	$	**2,399**
Cost of sales		(2,355)		(1,952)		(1,566)
Gross profit		1,498		1,963		833
Selling, general, and administrative expenses		(264)		(223)		(195)
Loss on impairments		(1)		(6)		(16)
Other operating credits and charges, net		16		1		(7)
Income from operations		**1,250**		**1,734**		**615**
Interest expense		(11)		(14)		(19)
Investment income		14		1		4
Other non-operating items		(97)		(22)		4
Income before income taxes		1,155		1,700		604
Provision for income taxes		(274)		(402)		(121)
Equity in unconsolidated affiliate		4		4		1
Income from continuing operations		**885**		**1,302**		**484**
Income from discontinued operations, net of income taxes		198		71		12
Net income	$	**1,083**	$	**1,373**	$	**497**
Net loss attributed to noncontrolling interest		3		4		2
Net income attributed to LP	$	**1,086**	$	**1,377**	$	**499**
Net income attributed to LP per share of common stock:						
Income per share continuing operations - basic	$	11.40	$	13.46	$	4.37
Income per share discontinued operations - basic		2.54		0.73		0.11
Net income per share - basic	$	**13.94**	$	**14.19**	$	**4.48**
Income per share continuing operations - diluted	$	11.34	$	13.37	$	4.35
Income per share discontinued operations - diluted		2.52		0.73		0.11
Net income per share - diluted	$	**13.87**	$	**14.09**	$	**4.46**
Average shares of common stock used to compute net income per share:						
Basic		**78**		**97**		**111**
Diluted		**78**		**98**		**112**

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income
Dollar amounts in millions

	Year Ended December 31,					
	2022		**2021**		**2020**	
Net income	$	**1,083**	$	**1,373**	$	**497**
Other comprehensive income, net of tax						
Foreign currency translation adjustments		2		(28)		(1)
Unrealized gains on securities, net of reversals		—		—		(3)
Changes in defined benefit pension plans		71		5		8
Other		1		—		(2)
Other comprehensive income (loss), net of tax		75		(23)		2
Comprehensive income	$	**1,158**	$	**1,350**	$	**499**
Comprehensive loss associated with noncontrolling interest		3		4		2
Comprehensive income attributed to LP	$	**1,161**	$	**1,354**	$	**501**

See Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets
Dollar amounts in millions

	December 31,		
	2022		**2021**
ASSETS			
Cash and cash equivalents	$ 369	$	358
Receivables, net of allowance for doubtful accounts of $1 million at December 31, 2022, and 2021, respectively	127		169
Inventories	337		278
Prepaid expenses and other current assets	20		17
Current assets of discontinued operations	—		68
Total current assets	**854**		**890**
Timber and timberlands	40		42
Property, plant and equipment, net	1,326		1,039
Operating lease assets, net	44		50
Goodwill and other intangible assets	36		39
Investments in and advances to affiliates	6		7
Restricted cash	14		13
Other assets	24		25
Deferred tax asset	7		2
Long-term assets of discontinued operations	—		87
Total assets	**$ 2,350**	**$**	**2,194**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Accounts payable and accrued liabilities	$ 317	$	304
Income taxes payable	19		13
Current liabilities of discontinued operations	—		34
Total current liabilities	**336**		**351**
Long-term debt	346		346
Deferred income taxes	113		86
Non-current operating lease liabilities	41		44
Contingency reserves, excluding current portion	26		24
Other long-term liabilities	53		63
Long term liabilities of discontinued operations	—		42
Total liabilities	**916**		**955**
Commitments and contingencies (Note 14)			
Redeemable noncontrolling interest	—		4
Stockholders' equity:			
Preferred stock, $1 par value; 15,000,000 shares authorized, no shares issued	—		—
Common stock, $1 par value; 200,000,000 shares authorized; 87,986,865 shares issued, and 71,748,200 shares issued and outstanding, respectively, as of December 31, 2022; 102,415,883 shares issued and 85,636,154 shares issued and outstanding, respectively, as of December 31, 2021	88		102
Additional paid-in capital	462		458
Retained earnings	1,371		1,239
Treasury stock, 16,238,665 shares and 16,779,729 shares, at cost as of December 31, 2022, and 2021, respectively	(388)		(390)
Accumulated comprehensive loss	(99)		(174)
Total stockholders' equity	**1,433**		**1,235**
Total liabilities and stockholders' equity	**$ 2,350**	**$**	**2,194**

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows
Dollar amounts in millions

		Year Ended December 31,				
		2022		**2021**		**2020**
CASH FLOWS FROM OPERATING ACTIVITIES						
Net income	$	1,083	$	1,373	$	497
Adjustments to net income:						
Depreciation and amortization		132		119		111
Loss on impairment		1		6		16
Gain on sale of assets, net		(157)		—		—
Pension loss due to settlement		82		2		—
Loss on early debt extinguishment		—		11		—
Deferred taxes		1		7		2
Other adjustments, net		33		11		18
Changes in assets and liabilities (net of acquisitions and divestitures):						
Receivables		22		(14)		(53)
Inventories		(66)		(71)		(12)
Prepaid expenses and other current assets		(7)		—		(4)
Accounts payable and accrued liabilities		15		46		30
Income taxes payable, net of receivables		6		(5)		54
Net cash provided by operating activities		**1,144**		**1,484**		**659**
CASH FLOWS FROM INVESTING ACTIVITIES						
Property, plant, and equipment additions		(414)		(254)		(77)
Proceeds from business divestiture		268		—		15
Redemption of insurance cash surrender value		—		—		10
Other investing activities, net		—		5		3
Net cash used in investing activities		**(146)**		**(247)**		**(49)**
CASH FLOWS FROM FINANCING ACTIVITIES						
Repayment of long-term debt		—		(359)		(350)
Borrowing of long-term debt		—		350		350
Payment of cash dividends		(69)		(66)		(65)
Purchase of stock		(900)		(1,300)		(200)
Other financing activities, net		(13)		(13)		(7)
Net cash used in financing activities		**(982)**		**(1,388)**		**(272)**
EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS, AND RESTRICTED CASH		(5)		(14)		2
Net increase (decrease) in cash, cash equivalents, and restricted cash		12		(164)		340
Cash, cash equivalents, and restricted cash at the beginning of the year		371		535		195
Cash, cash equivalents, and restricted cash at the end of the year	**$**	**383**	**$**	**371**	**$**	**535**
Supplemental cash flow information:						
Cash paid for income taxes, net	$	(320)	$	(421)	$	(70)
Tax authority deposit applied to income taxes	$	—	$	—	$	(32)
Cash paid for interest, net	$	(14)	$	(16)	$	(18)
Unpaid capital expenditures	$	48	$	46	$	16

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity
Dollar and share amounts in millions, except per share amounts

	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance as of December 31, 2019	130	$ 130	18	$ (406)	$ 454	$ 966	$ (153)	$ 991
Net income attributed to LP	—	—	—	—	—	499	—	499
Cash dividends on common stock paid ($0.145 per share quarterly)	—	—	—	—	—	(65)	—	(65)
Issuance of shares under stock plans, net of taxes withheld	—	—	(1)	9	(12)	—	—	(3)
Purchase of stock	(6)	(6)	—	—	—	(194)	—	(200)
Compensation expense associated with stock-based compensation	—	—	—	—	12	—	—	12
Noncontrolling interest redemption value adjustment	—	—	—	—	(2)	—	—	(2)
Other comprehensive loss	—	—	—	—	—	—	2	2
Balance as of December 31, 2020	124	124	17	(397)	452	1,206	(151)	1,234
Net income attributed to LP	—	—	—	—	—	1,377	—	1,377
Cash dividends on common stock paid ($0.16 per share for the first and second quarters and $0.18 per share for the third and fourth quarters)	—	—	—	—	—	(66)	—	(66)
Issuance of shares under stock plans, net of taxes withheld	—	—	—	7	(12)	—	—	(5)
Purchase of stock	(21)	(21)	—	—	—	(1,279)	—	(1,300)
Compensation expense associated with stock-based compensation	—	—	—	—	17	—	—	17
Other comprehensive loss	—	—	—	—	—	—	(23)	(23)
Balance as of December 31, 2021	102	102	17	(390)	458	1,239	(174)	1,235
Net income attributed to LP	—	—	—	—	—	1,086	—	1,086
Cash dividends on common stock paid ($0.22 per share quarterly)	—	—	—	—	—	(69)	—	(69)
Issuance of shares under stock plans, net of taxes withheld	—	—	(1)	2	(15)	—	—	(13)
Purchase of stock	(14)	(14)	—	—	—	(886)	—	(900)
Compensation expense associated with stock-based compensation	—	—	—	—	19	—	—	19
Other comprehensive loss	—	—	—	—	—	—	75	75
Balance as of December 31, 2022	88	$ 88	16	$ (388)	$ 462	$ 1,371	$ (99)	$ 1,433

See Notes to the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Louisiana-Pacific Corporation and our subsidiaries are a leading provider of high-performance building solutions that meet the demands of builders, remodelers, and homeowners worldwide. Serving the new home construction, repair and remodeling, and outdoor structures markets, we have leveraged our expertise to become an industry leader known for innovation, quality, and reliability. The principal customers for our building solutions are retailers, wholesalers, and homebuilding and industrial businesses, in North America and South America, with limited sales to Asia, Australia, and Europe. The Company operates 22 plants across the U.S., Canada, Chile, and Brazil, through foreign subsidiaries, and operates additional facilities through a joint venture. References to "LP," the "Company," "we," "our," and "us" refer to Louisiana-Pacific Corporation and its consolidated subsidiaries as a whole.

During the year ended December 31, 2022, we sold our 50% equity interest in two joint ventures that produce I-joists to Resolute Forest Products Inc., and we sold the remaining assets related to the EWP segment. Accordingly, we have classified the related assets and liabilities associated with the EWP segment as discontinued operations in our Consolidated Balance Sheets. The results of our EWP segment have been presented as discontinued operations in our Consolidated Statements of Income for all periods presented. See Note 6 –Discontinued Operations for additional information.

See Note 18 below for further information regarding our products and segments.

Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates.

The Consolidated Financial Statements include the accounts of LP and our controlled subsidiaries. All intercompany transactions, profits, and balances have been eliminated. All dollar amounts are in millions except per share.

Reclassifications

In addition to the classification of the EWP segment as discontinued operations, we have made certain immaterial reclassifications to prior period presentation in order to conform to the current year presentation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments of three months or less when purchased. These investments are stated at cost, which approximates market value.

Receivables

Receivables consisted of the following (dollars in millions):

	December 31,			
	2022		2021	
Trade receivables	$	106	$	156
Other receivables		19		13
Income tax receivable		4		1
Allowance for doubtful accounts		(1)		(1)
Total	**$**	**127**	**$**	**169**

Trade receivables are primarily generated by sales of our products to our wholesale and retail customers. Other receivables at December 31, 2022 and 2021 primarily consisted of sales tax receivables, vendor rebates, a receivable associated with an affiliate, and other miscellaneous receivables.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. We are required to classify these financial assets and liabilities into two groups: (1) recurring, measured on a periodic basis, and (2) non-recurring, measured on an as-needed basis.

There are three levels of inputs that may be used to measure fair value:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2   Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable or can be corroborated by observable market data.

Level 3   Valuations based on models where significant inputs are not observable. Unobservable inputs are used when little or no market data is available and reflect the Company's own assumptions about the assumptions market participants would use.

The Company's financial instruments consist of cash and cash equivalents, short-term receivables, trade payables, debt instruments, and trading securities. Carrying amounts reported on the balance sheet for cash and cash equivalents, receivables, and accounts payable approximate fair value due to the short-term maturity of these instruments.

Trading securities consist of rabbi trust financial assets, which are recorded in other assets in our Consolidated Balance Sheets. The rabbi trust holds assets attributable to the elections of certain management employees to defer the receipt of a portion of their compensation. The assets of the rabbi trust are invested in mutual funds and are reported at fair value based on active market quotations, which represent Level 1 inputs.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventory costs include materials, labor, and operating overhead. The FIFO (first-in, first-out) or average cost methods are used to value our inventories as of December 31, 2022. Included in the inventory balance is a lower of cost or market adjustment of $22 million as of December 31, 2022, and $6 million as of December 31, 2021. Inventory consisted of the following (dollars in millions):

	December 31,			
	2022		**2021**	
Logs	$	59	$	50
Other raw materials		72		57
Semi-finished inventory		25		20
Finished products		180		150
Total	$	337	$	278

Timber and Timberlands

Timber and timberlands are comprised of timber deeds and allocations of the purchase price to Canadian timber harvesting licenses. Timber deeds are transactions in which we purchase timber but not the underlying land. The cost of timber deeds is capitalized in timber and timberlands and charged to the cost of timber harvested as the volume is removed. Timber that has been severed but has not yet been delivered to a facility is included in timber and timberlands. As of December 31, 2022, and 2021, we had timber and timberlands of $12 million.

Timber licenses have a life of twenty to twenty-five years. These licenses are amortized on a straight-line basis over the life of the facilities. As of December 31, 2022, and 2021, we had timber licenses of $28 million and $30 million, respectively. Certain Canadian timber harvesting licenses also include future requirements for reforestation. The fair value of the future estimated reforestation obligation is accrued and recognized in cost of sales based on the volume of timber harvested; fair value is determined by discounting the estimated future cash flows using a credit adjusted risk-free rate. Subsequent changes to the fair value resulting from the passage of time and revisions to fair value calculations are recognized in earnings as they occur.

Property, Plant, and Equipment

Property, plant, and equipment, including capitalized interest, are recorded at cost and consisted of the following (dollars in millions):

	December 31,	
	2022	**2021**
Land, land improvements, and logging roads, net of road amortization	$ 193	$ 168
Buildings	428	333
Machinery and equipment	2,124	1,934
Construction in progress	253	201
	2,998	**2,636**
Accumulated depreciation	(1,672)	(1,596)
Property, plant, and equipment, net	**$ 1,326**	**$ 1,039**

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, which typically range from five to twenty years for buildings and land improvements, three to fifteen years for equipment, and the shorter of the lease term or estimated useful lives for leasehold improvements.

Depreciation and amortization expense on property, plant, and equipment was included in our Consolidated Statements of Income as noted below (dollars in millions):

	Year Ended December 31,		
	2022	**2021**	**2020**
Cost of sales	$ 121	$ 107	$ 100
Selling, general and administrative expenses	4	2	3
Total depreciation and amortization	**$ 124**	**$ 109**	**$ 102**

Logging road construction costs are capitalized and included in land and land improvements. These costs are amortized as the timber volume adjacent to the road system is harvested.

Long-lived assets to be held and used (primarily property, plant, and equipment and timber and timberlands) are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When impairment is indicated, the book values of the assets are written down to their estimated fair value as calculated by the expected discounted cash flow or estimated net sales price. See Note 13 below for a discussion of charges related to impairments of property, plant, and equipment.

Long-lived assets that are held for sale are written down to the estimated sales proceeds less cost to sell unless the estimated net proceeds exceed the carrying value.

Goodwill and Intangible Assets

Goodwill and indefinite-lived intangible assets are assessed annually for impairment during the fourth quarter or earlier upon the occurrence of certain events or substantive changes in circumstances. In accordance with ASC 350, Intangibles – Goodwill and Other, companies may opt to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. A qualitative assessment includes factors such as financial performance, industry and market metrics, and other factors affecting the reporting unit. If this assessment concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying value, then goodwill is not considered impaired, and no further impairment testing is required. Conversely, if the qualitative assessment concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying value, we must then compare the fair value of the reporting unit to its carrying value. Impairment is evaluated by applying a fair value based test. Impairment losses would be recognized when the implied fair value of goodwill is less than its carrying value.

Our 2022 annual impairment assessment did not result in impairments of our goodwill or intangible assets. During each of the years ended December 31, 2021, and 2020, we recognized non-cash impairment charges of $5 million, associated with goodwill from the purchase of our off-site construction operation, Entekra. See Note 5 below for further discussion of goodwill and intangible assets.

Investments in Affiliates

We account for investments in affiliates when we do not have a controlling financial interest using the equity method under which LP's share of earnings and losses of the affiliate is reflected in earnings, and dividends are credited against the investment in the affiliate when declared.

Restricted Cash

Our restricted cash accounts generally secure outstanding letters of credit. The restricted cash balance at December 31, 2022, and 2021, was $14 million and $13 million, respectively.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were as follows (dollars in millions):

| | December 31, | |
	2022	2021
Trade accounts payable	$ 178	$ 180
Salaries and wages payable	66	65
Accrued customer incentives	46	31
Taxes other than income taxes	10	12
Current portion of operating lease liabilities	8	7
Other accrued liabilities	9	9
Total Accounts payable and accrued liabilities	**$ 317**	**$ 304**

Other accrued liabilities at December 31, 2022, and 2021, primarily consisted of accrued interest, worker compensation liabilities, warranty reserves, and other items. Additionally, included in trade accounts payable is $48 million and $46 million related to capital expenditures that had not yet been paid as of December 31, 2022, and 2021, respectively.

Other Long-Term Liabilities

Other long-term liabilities were as follows (dollars in millions):

| | December 31, | |
	2022	2021
Post-retirement obligations	$ 7	$ 9
Asset retirement obligations	8	8
Uncertain tax positions	7	9
Warranty reserves	6	6
Pension benefit obligation	1	11
Other	25	20
Total Other long-term liabilities	**$ 53**	**$ 63**

Other long-term liabilities at December 31, 2022 and 2021, consisted primarily of workers' compensation liabilities and investment tax incentives associated with property, plant, and equipment.

Asset Retirement Obligations

We record the fair value of the legal and conditional obligations to retire and remove long-lived assets in the period in which the obligation is incurred. These obligations primarily consist of monitoring costs on closed landfills, timber reforestation obligations associated with our timber licenses in Canada, and site restoration costs. When the related liability is initially recorded, we capitalize the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its settlement value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, we recognize a gain or loss for any difference between the settlement amount and the liability recorded. The activity in our asset retirement obligation liability for 2022 and 2021 is summarized in the following table (dollars in millions).

	Year Ended December 31,	
	2022	**2021**
Beginning balance	$ 8	$ 10
Accretion expense	—	1
Adjusted to expense (cost of sales and other operating credits and charges, net)	(1)	(2)
Payments made	—	—
Ending balance	$ 8	$ 8

Income Taxes

We account for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our Consolidated Financial Statements or tax returns. In estimating future tax consequences, we generally consider all expected future events other than the enactment of changes in tax laws or rates. The effect on deferred tax assets and liabilities of a change in tax rates will be recognized as income or expense in the period that includes the enactment date. Additionally, deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax assets will not be realized.

We recognize the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

We classify interest related to income tax liabilities or uncertain tax positions as interest expense or interest income and, if applicable, penalties are recognized as a component of income tax expense.

We are subject to global intangible low-taxed income, an incremental tax on foreign income. We have made an accounting election to record this tax in the period the tax arises.

Redeemable Noncontrolling Interest

Redeemable noncontrolling interest in subsidiaries that is redeemable outside of our control is classified as mezzanine equity and measured at the greater of the estimated redemption value at the end of each reporting period or the historical cost basis of the noncontrolling interest adjusted for cumulative earnings allocations. Net income attributed to noncontrolling interest is recorded in the Consolidated Statements of Income. Any adjustments to the redemption value of redeemable noncontrolling interest are recognized in either net income or through accumulated paid-in capital, depending on the nature of the underlying security (preferred or common units).

Stock-Based Compensation

We have stock award plans covering certain key employees and directors, which provide for awards of restricted stock units, performance stock units, stock-settled stock appreciation rights (SSARS), and stock options. In addition, we offer an Employee Stock Purchase Plan (ESPP) to employees.

The fair value of our restricted stock and restricted stock units is the closing stock price of LP's common stock the day preceding the grant date. The fair value of our performance stock units is estimated using the Monte Carlo simulation pricing model. The key assumptions used in this model include expected volatility, risk-free rate, and average and grant date stock prices. The estimate of expected volatility for performance units is based upon historical stock price volatility and the length of the performance period. The risk-free interest rate is based on zero-coupon U.S. Treasury bonds. The beginning average stock price equals the average closing value stock price over the defined period of trading days with the assumption that dividends distributed during the period were reinvested.

Foreign Currency Translation

The functional currency for our Canadian subsidiaries is the U.S. dollar. The books and records for these subsidiaries are maintained in the Canadian dollar. The financial statements of these foreign subsidiaries are remeasured into U.S. dollars using the historical exchange rate for property, plant, and equipment, timber and timberlands (related depreciation and amortization on both property, plant, and equipment and timber and timberlands), goodwill, and certain other non-monetary assets. We use the exchange rate at the balance sheet date for the remaining assets and liabilities, including deferred taxes. A weighted average exchange rate is used for each period for revenues and expenses. These transaction gains or losses are recorded in other non-operating items on the Consolidated Statements of Income.

The functional currencies of our Chilean, Brazilian, Argentinean, Colombian, Peruvian, and Paraguayan subsidiaries are their respective local currencies, and therefore, their books and records are maintained in local currency. Translation adjustments, which are based upon the exchange rate at the balance sheet date for assets and liabilities and the weighted average rate for the income statement, are recorded in Accumulated comprehensive loss in stockholders' equity on the Consolidated Balance Sheets.

Advertising costs

Advertising costs of $28 million, $24 million, and $20 million in 2022, 2021, and 2020, respectively, are principally expensed as incurred and included as part of selling, general, and administrative expenses within our Consolidated Statements of Income. Advertising costs include product displays, media production costs, agency fees, sponsorships, and cooperating advertising.

Other Operating Credits and Charges, Net

We classify amounts unrelated to ongoing core operating activities as other operating credits and charges, net in the Consolidated Statements of Income. Such items include, but are not limited to, restructuring charges (including severance charges), charges to establish and maintain litigation or environmental reserves, product reserves, gains or losses from settlements with governmental or other organizations, and gains (loss) on the sale or disposal of long-lived assets. Due to the nature of these items, amounts in the income statement can fluctuate from year to year. The determination of which items are considered significant and unrelated to core operations is based upon management's judgment.

Retirement Benefits

We are required to use actuarial methods and assumptions in the valuation of defined benefit obligations and the determination of expense. Actuarial gains or losses, curtailments, prior service costs or credits, and transition obligations not previously recognized are recorded as a component of Accumulated comprehensive loss.

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting stockholders' equity that are excluded from net income, including foreign currency translation adjustments, costs associated with pension or other post-retirement benefits that have not been recognized as components of net periodic benefit costs, and net unrealized gains or losses on securities and is presented in the accompanying Consolidated Statements of Comprehensive Income.

2. PRESENT AND PROSPECTIVE ACCOUNTING PRONOUNCEMENTS

Recent Pronouncements Not Yet Adopted

In October 2021, the FASB issued Accounting Standards Update (ASU) 2021-08– *Business Combinations (Topic 805) Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*, to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the recognition of an acquired contract liability and to payment terms and their effect on subsequent revenue recognized by the acquirer. The amendments in ASU 2021-08 require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The amendments in ASU 2021-08 will become effective for us as of the beginning of our 2023 fiscal year. We do not expect that this guidance will have a material impact upon our financial position and results of operations.

3. REVENUE

The following table presents our reportable segment revenues, disaggregated by revenue source. We disaggregate revenue from contracts with customers into major product lines. We have determined that disaggregating revenue into these categories depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

As noted in the segment reporting information in Note 18 below, our reportable segments are: Siding, OSB, and South America (dollars in millions).

Year Ended December 31, 2022

By Product type and family:	Siding	OSB	South America	Other	Inter-segment	Total
Value-add						
Siding Solutions	$ 1,463	$ —	$ 23	$ —	—	$ 1,486
OSB - Structural Solutions	—	1,110	215	—	(2)	1,323
	1,463	1,110	238	—	(2)	2,809
Commodity						
OSB - Commodity	—	938	—	—	(1)	937
Other						
Other products	6	14	3	84	—	107
	$ 1,469	$ 2,062	$ 241	$ 84	$ (2)	$ 3,854

Year Ended December 31, 2021

By Product type and family:	Siding	OSB	South America	Other	Inter-segment	Total
Value-add						
Siding Solutions	$ 1,158	$ —	$ 33	$ —	$ —	$ 1,191
OSB - Structural Solutions	—	1,152	227	—	—	1,379
	1,158	1,152	260	—	—	2,570
Commodity						
OSB - Commodity	—	1,221	—	—	—	1,221
Other						
Other products	12	14	5	95	(3)	123
	$ 1,170	$ 2,387	$ 265	$ 95	$ (3)	$ 3,915

Year Ended December 31, 2020						
By Product type and family:	**Siding**	**OSB**	**South America**	**Other**	**Inter-segment**	**Total**
Value-add						
Siding Solutions	$ 915	$ —	$ 20	$ —	$ —	$ 935
OSB - Structural Solutions	—	580	146	—	—	726
	915	580	166	—	—	1,661
Commodity						
OSB - Commodity	—	632	—	—	(1)	631
Other						
Other products	44	9	3	52	—	107
	$ 959	**$ 1,220**	**$ 169**	**$ 52**	**$ (1)**	**$ 2,399**

Revenue is recognized when obligations under the terms of a contract (*i.e.*, purchase orders) with our customers are satisfied; generally, this occurs with the transfer of control of our products at a point in time. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods. The shipping cost incurred by us to deliver products to our customers is recorded in cost of sales. The expected costs associated with our warranties continue to be recognized as an expense when the products are sold.

During 2022, 2021, and 2020, our top ten customers accounted for approximately 48%, 45%, and 48% of our sales, respectively, in the aggregate. No individual customer exceeded 10% of our sales in 2022, 2021, or 2020.

Our businesses routinely incur customer program costs to obtain favorable product placement, promote sales of products, and maintain competitive pricing. Customer program costs and incentives, including rebates and promotion and volume allowances, are accounted for as deductions from net sales at the time the program is initiated. These reductions from revenue are recorded at the time of sale or the implementation of the program based on management's best estimates. Estimates are based on historical and projected experience for each type of program or customer. Volume allowances are accrued based on management's estimation of customer volume achievement and other factors incorporated into customer agreements, such as new product purchases, store sell-through, and merchandising support. Management adjusts accruals when circumstances indicate (typically as a result of a change in volume expectations). As of December 31, 2022, and 2021, we accrued $46 million and $31 million, respectively, as customer rebates recorded in accounts payable and accrued liabilities on our Consolidated Balance Sheets.

We ship some of our products to customers' distribution centers on a consignment basis. We retain title to our products stored at the distribution centers. As our products are removed from the distribution centers by retailers and shipped to retailers' stores, title passes from us to the retailers. At that time, we invoice the retailers and recognize revenue for these consignment transactions. We do not offer a right of return for products shipped to the retailers' stores from the distribution centers. The amount of consignment inventory as of December 31, 2022, and 2021, was $20 million and $10 million, respectively.

4.   EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of shares of common stock outstanding. Diluted earnings per share is based upon the weighted average number of shares of common stock outstanding plus all potentially dilutive securities that were assumed to be converted into common shares at the beginning of the period under the treasury stock method. This method requires that the effect of potentially dilutive common stock equivalents (stock options, SSARs, restricted stock or units, and performance stock units) be excluded from the calculation of diluted earnings per share for the periods in which losses from continuing operations are reported because the effect is anti-dilutive.

The following table sets forth the computation of basic and diluted earnings per share (dollars and shares in millions):

		Year Ended December 31,				
		2022		**2021**		**2020**
Income from continuing operations	$	885	$	1,302	$	484
Net loss attributed to noncontrolling interest		3		4		2
Income attributed to LP from continuing operations		888		1,306		487
Income for discontinued operations, net of income taxes		198		71		12
Net income attributed to LP	$	**1,086**	$	**1,377**	$	**499**
Weighted average common shares outstanding - basic		78		97		111
Dilutive effect of employee stock plans		—		1		1
Shares used for diluted earnings per share		**78**		**98**		**112**
Net income attributed to LP per share - basic:						
Continuing operations	$	11.40	$	13.46	$	4.37
Discontinued operations		2.54		0.73		0.11
Net income attributed to LP per share - basic	$	**13.94**	$	**14.19**	$	**4.48**
Net income attributed to LP per share – diluted:						
Continuing operations	$	11.34	$	13.37	$	4.35
Discontinued operations		2.52		0.73		0.11
Net income attributed to LP per share - diluted	$	**13.87**	$	**14.09**	$	**4.46**

5.   GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in goodwill by segment for the years ended December 31, 2022, and 2021, are provided in the following table (dollars in millions):

		Siding		**OSB**		**Other**		**Total**
Balance at December 31, 2020	$	4	$	16	$	5	$	25
Impairment charges		—		—		(5)		(5)
Balance at December 31, 2021		4		16		—		19
Impairment charges		—		—		—		—
Balance at December 31, 2022	$	4	$	16	$	—	$	19

Changes in other intangible assets for the years ended December 31, 2022, and 2021, are provided in the following table (dollars in millions):

	Timber Licenses[1]	Developed Technology	Trademark	Total Other Intangibles
Balance at December 31, 2020	$ 33	$ 19	$ 3	$ 55
Amortization	(3)	(2)	—	(5)
Balance at December 31, 2021	30	17	2	49
Amortization	(3)	(2)	—	(5)
Balance at December 31, 2022	$ 28	$ 15	$ 2	$ 45

[1]Timber licenses are included in Timber and timberlands on the Consolidated Balance Sheets.

The Company's goodwill is evaluated for impairment annually during the fourth quarter or more frequently if events indicate the carrying value of a reporting unit may not be recoverable. The 2021 impairment test for Entekra indicated the carrying value exceeded the estimated fair value. The difference was recorded as a non-cash loss on impairment of $5 million for the year ended December 31, 2021, within loss on impairments in the Consolidated Statements of Income.

Included in the balance of timber licenses are values allocated to Canadian forest licenses whose initial value of $91 million is amortized over the estimated useful life of twenty to twenty-five years. Amortization expense related to definite-lived intangible assets was $5 million for each of the years ended December 31, 2022, 2021, and 2020.

Amortization of the above-described intangible assets will be $5 million per year over the next five years.

6.   DISCONTINUED OPERATIONS

Engineered Wood Products (EWP)

In March 2022, the Company sold its 50% equity interest in two joint ventures that produce I-joists to Resolute Forest Products Inc. for $59 million. The total net carrying value of our equity method investment at the date of sale was $19 million, and the Company recognized a gain associated with the sale of $39 million within Income from discontinued operations, net of income taxes in the Consolidated Statements of Income.

On August 1, 2022, the Company completed the sale of the assets related to the EWP segment to the Purchaser. As a result of the sale, the Company received $217 million in gross cash proceeds after taking into account working capital adjustments. The Company paid $12 million in direct transaction costs, resulting in net proceeds of $205 million. The net carrying value of the EWP assets at the time of sale was $87 million, which resulted in a pre-tax gain of approximately $118 million within Income from discontinued operations, net of income taxes in the Consolidated Statements of Income.

Upon closing, the Company entered into the TSA with the Purchaser, pursuant to which the Company agreed to support the various activities of the EWP segment for a period not to exceed eight months. During the year ended December 31, 2022, the Company collected $76 million on the Purchaser's behalf pursuant to the TSA. As of December 31, 2022, the Company has $10 million due to the Purchaser, which is included in Accounts payable and accrued liabilities within the Consolidated Balance Sheets.

The Company has classified the results of its EWP segment as discontinued operations in its Consolidated Statements of Income and has classified the related assets and liabilities associated with the EWP segment as discontinued operations in our Consolidated Balance Sheets for the prior periods presented.

The following table presents the financial results of the EWP segment (dollars in millions):

	Year Ended December 31,					
	2022		**2021**		**2020**	
Net sales	$	455	$	638	$	389
Cost of sales		(355)		(531)		(354)
Gross profit		101		107		35
Selling, general, and administrative expenses		(10)		(18)		(17)
Other operating credits and charges, net		—		—		3
Income from operations of discontinued operations		91		90		21
Other non-operating items		—		5		(4)
Gain on disposal before income taxes		158		—		—
Income from discontinued operations before income taxes		249		95		17
Provision for income taxes		(51)		(24)		(4)
Income from discontinued operations, net of income taxes	$	198	$	71	$	12

The following summarizes the total cash provided by operations and total cash used for investing activities related to the EWP segment and included in the Consolidated Statements of Cash Flows (dollars in millions):

	Year Ended December 31,					
	2022		**2021**		**2020**	
Net cash provided by discontinued operating activities	$	16	$	71	$	—
Net cash provided by (used in) discontinued investing activities	$	261	$	(6)	$	(7)

Net cash provided by discontinued investing activities for the year ended December 31, 2022, includes $59 million of proceeds from the sale of our 50% equity interest in two joint ventures that produce I-joists and $205 million of net proceeds from the sale of the EWP segment assets. Capital expenditures for discontinued operations totaled $3 million, $6 million, and $7 million for the years ended December 31, 2022, 2021, and 2020, respectively. Included in Net cash provided by discontinued operating activities is depreciation and amortization of $3 million, $5 million, and $4 million for the years ended December 31, 2022, 2021, and 2020, respectively.

The following table presents the aggregate carrying amounts of discontinued operations related to the EWP segment in the Consolidated Balance Sheets (dollars in millions):

	December 31, 2021	
Carrying amounts of assets included as part of discontinued operations:		
Accounts receivable, net	$	22
Inventories		46
Timber and timberlands		42
Property, plant, and equipment, net		30
Operating lease assets		1
Investments in and advances to affiliates		14
Total assets classified as discontinued operations in the Consolidated Balance Sheet	$	156
Carrying amounts of liabilities included as part of discontinued operations:		
Accounts payable and accrued liabilities	$	34
Other liabilities		42
Total liabilities classified as discontinued operations in the Consolidated Balance Sheet	$	76

7. REDEEMABLE NONCONTROLLING INTEREST

Redeemable noncontrolling interest is interest in subsidiaries that is redeemable outside of our control, either for cash or other assets. These interests are classified as mezzanine equity and measured at the greater of estimated redemption value or carrying value at the end of each reporting period. Net loss attributed to noncontrolling interest is recorded in the Consolidated Statements of Income. Any adjustments to the redemption value of redeemable noncontrolling interest are recognized in either net income or through accumulated paid-in capital, depending on the nature of the underlying security (preferred or common units).

The components of redeemable noncontrolling interests are as follows (dollars in millions):

| | December 31, | |
	2022	2021
Beginning balance	$ 4	$ 10
Adjustment to redemption value (through accumulated paid-in capital)	—	(1)
Net loss attributable to noncontrolling interest	(3)	(3)
Impairment charge attributed to noncontrolling interest	—	(1)
Ending balance	$ —	$ 4

8. INCOME TAXES

Income Tax Provision

The components of income from continuing operations before income taxes, including equity in unconsolidated affiliates, were (dollars in millions):

| | Year Ended December 31, | | |
	2022	2021	2020
Domestic	$ 961	$ 1,491	$ 503
Foreign	198	212	102
Total	$ 1,159	$ 1,704	$ 605

The components of our income tax provision (benefit) from continuing operations were (dollars in millions):

| | Year Ended December 31, | | |
	2022	2021	2020
Current tax provision:			
U.S. federal	$ 180	$ 284	$ 74
State and local	51	56	16
Foreign	42	56	29
Net current tax provision	273	396	119
Deferred tax provision (benefit):			
U.S. federal	(1)	2	(3)
State and local	(4)	—	8
Foreign	12	4	(2)
Net valuation allowance increase (decrease)	(6)	—	(1)
Net deferred tax provision	1	6	2
Total income tax provision	$ 274	$ 402	$ 121

We paid income taxes, net of refunds, of $320 million, $421 million, and $70 million during 2022, 2021, and 2020, respectively. Included in our Consolidated Balance Sheets at December 31, 2022, and 2021, is a net income tax payable of $16 million, and $12 million, respectively.

Deferred Taxes

The tax effects of significant temporary differences creating deferred tax assets and liabilities were (dollars in millions):

	December 31,		
	2022		**2021**
Accrued liabilities	$	20	$	20
Research expenditures		14		—
Inventories		9		8
Operating lease liabilities		7		8
Stock-based compensation		6		4
Benefit relating to capital loss, NOL carryforwards, and credit carryforwards		6		7
Pension and post-retirement benefits		1		4
Other		8		9
Total deferred tax assets		71		60
Valuation allowance		(4)		(10)
Total deferred tax asset after valuation allowance		**67**		**50**
Property, plant, and equipment		(152)		(112)
Timber and timberlands		(7)		(8)
Operating lease assets		(7)		(8)
Investment in Entekra		(7)		(6)
Total deferred tax liabilities		(173)		(134)
Net deferred tax liabilities		**(106)**		**(84)**
Balance sheet classification				
Long-term deferred tax asset		7		2
Long-term deferred tax liability		(113)		(86)
	$	**(106)**	$	**(84)**

The benefit relating to capital loss, operating loss, and credit carryforwards included in the above table at December 31, 2022, consisted of (dollars in millions):

	Operating Loss	Benefit Amount	Valuation Allowance	Expiration Beginning in
State credit carryforwards	$ —	$ 1	$ —	2034
Chile operating loss carryforwards	8	2	—	No expiration
Canadian capital loss carryforwards	—	4	(4)	No expiration
Total	$ 8	$ 7	$ (4)	

We periodically review the need for valuation allowances against deferred tax assets and recognize these deferred tax assets to the extent that their realization is more likely than not. As part of our review, we consider all positive and negative evidence, including earnings history, the future reversal of deferred tax liabilities, and the relevant expirations of carryforwards. We believe that the valuation allowances provided are appropriate. If future years' earnings differ from the estimates used to establish these valuation allowances, or other objective positive or negative evidence arises, we may record an adjustment to the valuation allowance resulting in an impact on tax provision (benefit) for that period.

As of December 31, 2022, certain of our foreign subsidiaries had accumulated undistributed earnings of approximately $232 million, combined. These earnings have been, and are intended to be, indefinitely reinvested in our foreign operations, and we expect future U.S. cash generation to be sufficient to meet our future U.S. cash needs. As a result, no deferred taxes have been recorded with respect to the difference between the financial accounting value and the tax basis in these subsidiaries.

Since most of these earnings have previously been subject to the one-time U.S. transition tax on foreign earnings required by the 2017 Tax Cuts and Jobs Act, they are eligible to be repatriated without additional U.S. tax. Any additional taxes due with respect to such earnings, if repatriated to the U.S., would generally be limited to foreign withholding taxes, net of U.S. foreign tax credits, which we estimate could be up to $30 million.

Tax Rate Reconciliation

Reconciliation of the U.S. federal statutory tax rates to the total effective tax rates from continuing operations (dollars in millions):

	Year Ended December 31,		
	2022	**2021**	**2020**
U.S. federal tax rate	21 %	21 %	21 %
State and local income taxes net of federal benefit	3	3	3
Effect of foreign tax rates	1	1	1
Uncertain tax positions	—	—	(4)
Other, net	(1)	(1)	(1)
Effective tax rate (%)	**24 %**	**24 %**	**20 %**

We are subject to U.S. federal income tax as well as income taxes of multiple state jurisdictions. Our foreign subsidiaries are subject to income tax in Canada, Chile, Brazil, Peru, Colombia, Argentina, and Paraguay.

We generally remain subject to U.S. federal and state examinations for tax years 2018 and subsequent. In addition to the U.S., we have tax years that remain open and subject to examination by tax authorities in the following major tax jurisdictions: Brazil and Chile for tax years 2016 and subsequent, and Canada for tax years 2017 and subsequent. Our tax returns are currently under examination by tax authorities in the U.S. for years 2018 and 2019, in Canada for years 2017 and 2018, and in Chile for years 2016 through 2018.

Uncertain Tax Positions

Tabular reconciliation of the total amount of unrecognized tax benefits at the beginning and end of the years presented (dollars in millions):

	December 31,					
		2022		**2021**		**2020**
Beginning balance	$	9	$	11	$	38
Increases:						
Tax positions taken in current year		1		1		1
Tax positions taken in prior years		—		—		1
Decreases:						
Lapse of statute in current year		(4)		(3)		(29)
Ending balance	$	6	$	9	$	11

Included in the above balances at December 31, 2022, is $6 million of tax benefits that, if recognized, would affect our effective tax rate. We accrued and paid no interest during 2022 and 2021.

9.   LEASES

Our lease portfolio consists primarily of real estate, mobile equipment at our manufacturing facilities, rail cars to transport our products, and a fleet of vehicles. We determine if an arrangement is a lease at contract inception. A lease exists when a contract conveys to the customer the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration.

As most of our leases do not provide an implicit rate, we used our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The lease term for all our leases includes the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that we are reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

As of December 31, 2022, our weighted average discount rate was four percent, and our weighted average remaining lease term was eleven years for operating leases.

Our operating leases are included in our Consolidated Balance Sheets and Consolidated Statement of Incomes as follows (dollars in millions):

Consolidated Balance Sheet	Classification	December 31, 2022		December 31, 2021	
Assets:					
Operating lease assets	Operating lease assets, net	$	44	$	50
Total lease assets		**$**	**44**	**$**	**50**
Liabilities:					
Current					
Operating	Accounts payable and accrued liabilities	$	8	$	7
Non-current					
Operating	Non-current operating lease liabilities		41		44
Total lease liabilities		**$**	**49**	**$**	**51**

For the years ended December 31, 2022, and 2021, we incurred operating lease expenses of $10 million and $10 million, respectively, included within costs of sales and selling, general and administrative expenses. We made cash payments of $9 million and $8 million during the years ended December 31, 2022, and 2021, respectively, related to our operating leases.

We obtained right of use (ROU) assets in exchange for new operating lease liabilities of $4 million and $18 million for the years ended December 31, 2022, and 2021, respectively. We did not enter into any financing leases during 2022 or 2021.

The following table sets forth the minimum lease payments that are expected to be made in each of the years indicated (dollars in millions).

	Operating Leases	
2023	$	8
2024		6
2025		5
2026		5
2027		4
2028 and thereafter		33
Total lease payments		63
Less: Interest		(13)
Present value of lease liabilities	**$**	**49**

10. LONG-TERM DEBT

(Dollars in millions)	Interest Rate	December 31, 2022			December 31, 2021		
		Principal	Unamortized Debt Costs	Total	Principal	Unamortized Debt Costs	Total
Debentures:							
Senior unsecured notes, maturing 2029, interest rates fixed	3.625%	$ 350	$ (4)	$ 346	$ 350	$ (4)	$ 346
Amended Credit Facility, maturing 2028, interest rates variable	varies	—	—	—	—	—	—
Total		350	(4)	346	350	(4)	346
Less: current portion		—		—	—		—
Long-term portion		$ 350	$ (4)	$ 346	$ 350	$ (4)	$ 346

Senior Notes

In March 2021, we issued $350 million of the 3.625% Senior Notes due in 2029 (2029 Senior Notes). We may redeem the 2029 Senior Notes, in whole or in part, prior to March 15, 2024, at a redemption price equal to 100% of the principal amount thereof plus a "make-whole" premium set forth in the indenture governing our 2029 Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the date of redemption. On or after March 15, 2024, we may, at our option on one or more occasions, redeem all or any portion of these notes at the redemption prices set forth in the indenture governing the 2029 Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the date of redemption. The indenture governing the 2029 Senior Notes contains certain covenants that, among other things, limit our ability to grant liens to secure indebtedness, engage in sale and leaseback transactions and merge or consolidate or sell all or substantially all of our assets. If we are subject to a "change of control," as defined in the indenture, we are required to offer to repurchase the 2029 Senior Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, thereon to, but not including, the date of purchase. The indenture governing the 2029 Senior Notes contains customary events of default, including failure to make required payments on the 2029 Senior Notes, failure to comply with certain agreements or covenants contained in the indenture, failure to pay or acceleration of certain other indebtedness and certain events of bankruptcy and insolvency. An event of default in the indenture allows either the indenture trustee or the holders of at least 25% in aggregate principal amount of the then-outstanding 2029 Senior Notes to accelerate, or in certain cases, automatically causes the acceleration of, the amounts due under the 2029 Senior Notes.

In September 2016, we issued $350 million aggregate principal amount of the Senior Notes due 2024 (2024 Senior Notes). In March 2021, we used the proceeds from the issuance of the 2029 Senior Notes and cash on hand to redeem all of the outstanding 2024 Senior Notes at a redemption price of 102.438% of the principal amount thereof plus accrued and unpaid interest to, but not including, the redemption date. In connection with this redemption, we recorded an early debt extinguishment charge of $11 million, recorded within Other non-operating items on the Consolidated Statements of Income, which included $9 million of redemption premium and $2 million of unamortized debt costs associated with these notes.

Deferred debt costs are amortized over the life of the related debt using a straight-line basis which approximates the effective interest method. If the debt is retired early, the related unamortized deferred financing costs are written off in the period the debt is retired to Other non-operating items. During the year ended December 31, 2021, $2 million was written off in association with the 2024 Senior Notes extinguishment, and we paid $4 million in debt issuance costs that will be deferred and amortized over the life of the 2029 Senior Notes.

Credit Facility

In November 2022, LP entered into a Second Amended and Restated Credit Agreement with American AgCredit, PCA, as administrative agent, and CoBank, ACB, as letter of credit issuer (the Credit Agreement), relating to its revolving credit facility (as amended, the Amended Credit Facility). The Credit Agreement provides for a revolving credit facility in the principal amount of up to $550 million, with a $60 million sub-limit for letters of credit. The Credit Agreement amended and restated the Company's existing credit facility dated as of June 27, 2019, as amended, in its entirety to, among other things, (i) reflect the release of the collateral that secures the indebtedness evidenced by the Credit Agreement as a result of the Company's obtaining an Investment Grade rating on November

1, 2022 (which collateral may be reinstated from time to time in accordance with the terms of the Credit Agreement), (ii) extend the maturity date to November 29, 2028, (iii) make certain changes to effect a transition from the LIBOR interest rate benchmark to Term SOFR Rate (as defined in the Credit Agreement) and (iv) provide for certain other modifications (including modifications to certain basket and threshold levels in the negative covenants) as set forth in the Credit Agreement.

There were no outstanding amounts borrowed under the Amended Credit Facility as of December 31, 2022. Revolving borrowings under the Amended Credit Facility accrue interest, at our option, at either (a) a "base rate" plus a margin of 0.500% to 1.500% or (b) Adjusted Term SOFR (*i.e.*, Term SOFR Rate plus an adjustment of 0.10%) plus a margin of 1.500% to 2.500%. The Amended Credit Facility also includes an unused commitment fee, due quarterly, ranging from 0.200% to 0.425%. The applicable margins and fees within these ranges are based on our ratio of consolidated Earnings before interest, depreciation and amortization (EBITDA) to cash interest charges. The "base rate" is the highest of (i) the Federal funds rate plus 0.5%, (ii) the U.S. prime rate, and (iii) one-month Adjusted Term SOFR plus 1.0%.

The Credit Agreement contains various restrictive covenants and customary events of default, the occurrence of which could result in the acceleration of our obligation to repay the indebtedness outstanding thereunder. The Credit Agreement also contains financial covenants that require us and our consolidated subsidiaries to have, as of the end of each fiscal quarter, a capitalization ratio (*i.e.*, funded debt less unrestricted cash to total capitalization) of no more than 57.5%.

In March 2020, LP entered into a letter of credit facility agreement (Letter of Credit Facility) with Bank of America, N.A., which provides for the funding of letters of credit up to an aggregate outstanding amount of $20 million, which may be secured by certain cash collateral of LP. The Letter of Credit Facility includes a letter of credit fee, due quarterly, ranging from 0.500% to 1.875% of the daily available amount to be drawn on each letter of credit issued under the Letter of Credit Facility. The Letter of Credit Facility is subject to similar affirmative, negative, and financial covenants as those set forth in the Credit Agreement, including capitalization ratio covenants.

As of December 31, 2022, we were in compliance with all financial covenants under the 2029 Senior Notes, the Credit Agreement and the Letter of Credit Facility.

Deferred debt costs are amortized over the life of the related debt using a straight-line basis, which approximates the effective interest method. Included in such amortized amounts are deferred debt costs associated with our Amended Credit Facility of $4 million, which are recorded within Other assets on our Consolidated Balance Sheets. We amortized deferred debt costs of $1 million for each of the years ended December 31, 2022, 2021, and 2020.

The weighted average interest rate for all long-term debt at December 31, 2022, and 2021, was approximately 3.6% and 3.6%, respectively. Required repayment of principal for long-term debt is as follows (dollars in millions):

Years ending December 31,		
2023	$	—
2024		—
2025		—
2026		—
2027		—
2028 and thereafter		350
Total	**$**	**350**

We estimated the 2029 Senior Notes to have a fair value of $306 million and $358 million at December 31, 2022, and 2021, respectively, based upon market quotations. Fair values were based on trading activity among the Company's lenders and the average bid and ask price as determined using published rates (Level 1 in the U.S. GAAP fair value hierarchy).

11. STOCKHOLDERS' EQUITY

Preferred Stock

We are authorized to issue up to 15,000,000 shares of preferred stock at $1.00 par value. At December 31, 2022, no shares of preferred stock have been issued.

Stock Award Plan

We have a stock-based compensation plan under which stock options, SSARs, restricted stock, restricted stock units, and performance stock units may be granted. At December 31, 2022, approximately four million shares were available under the current plan for these awards.

	Year ended December 31,		
(Dollars in millions)	**2022**	**2021**	**2020**
Total stock-based compensation expense (costs of sales, selling, general and administrative, and other operating credits and charges, net)	$ 19	$ 16	$ 11
Income tax benefit related to stock-based compensation	$ 8	$ 3	$ 2
Impact on cash flow due to taxes paid related to net share settlement of equity awards	$ (16)	$ (7)	$ (5)

We recognize the compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting term of three years.

SSARs

Prior to January 1, 2018, we granted SSARs to key employees. On exercise, we generally issue these shares from treasury. The SSARs are granted at market price at the date of grant. SSARs become exercisable over three years and expire ten years after the date of grant. All outstanding SSARs were vested as of December 31, 2022.

Restricted Stock Units and Performance Stock Units

We grant time-vested restricted stock units and performance stock units (PSUs) to certain key employees and time-vested restricted stock units to non-employee directors under our stock award plan. Generally, time-vested restricted stock units granted prior to January 1, 2020, are subject to cliff-vesting on the third anniversary of the date of grant for employees and on the first anniversary for non-employee directors. Those restricted stock units granted after January 1, 2020, vest ratably over a three-year vesting period for employees and vest in full on the first anniversary of the grant date for non-employee directors. Certain of these awards are eligible to receive dividend equivalent shares. The grant date fair value of these awards approximates market value of the shares. PSUs vest based upon the attainment of certain performance and market metrics over a three-year cumulative performance period. Awards based upon the achievement of the performance goals are earned ratably from 0% to 200%. If the performance goals are met at the end of the performance period, the award is adjusted to reflect LP's three-year total shareholder return (TSR) performance relative to a capital market peer group. This TSR modifier can increase or decrease the award by 20%, although the TSR modifier cannot cause the award to exceed the maximum of 200%.

Summary of Stock Awards Outstanding

The following table summarizes stock awards as of December 31, 2022, as well as activity during the last year.

	Stock Options / SSARS		Restricted Stock Units and Performance Stock Units	
	Number of Awards	Weighted Average Exercise Price	Number of Awards	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2021	239,329	$ 16.93	1,087,994	$ 36.39
Granted	—	—	258,124	66.59
Exercised	(56,340)	14.80	—	—
Vested	—	—	(558,913)	24.34
Forfeited/cancelled	—	—	(141,701)	34.37
Outstanding at December 31, 2022	182,989	$ 17.59	645,504	$ 48.49
Vested and expected to vest at December 31, 2022[1]	182,989	$ 17.59	—	$ —
Exercisable at December 31, 2022	182,989	$ 17.59	—	—
Unrecognized compensation costs (in millions)		$ —		$ 15
To be recognized over weighted-average period of years		0		1

_____

[1] Expected to vest based upon historical forfeiture rate.

The aggregate intrinsic value of the stock options and SSARs is the total pre-tax intrinsic value (the difference between our closing stock price on the last trading day of a fiscal year and the exercise price, multiplied by the number of in-the-money options and SSARs) that would have been received by the holders had all holders exercised their awards on the last day of such fiscal year. This amount changes based on the market value of our stock, as reported by the New York Stock Exchange. The intrinsic value of SSARs and stock options exercised in the years ended December 31, 2022, 2021, and 2020 was $4 million, $8 million, and $8 million, respectively.

The total fair value of awards vested during the years ended December 31, 2022, 2021, and 2020, was $42 million, $20 million, and $13 million, respectively.

Share Repurchases

On February 6, 2020, we announced that our Board of Directors authorized a share repurchase program (2020 Share Repurchase Program) under which LP had the ability to repurchase up to $200 million of shares of its common stock, and on November 4, 2020, we announced that our Board of Directors expanded the 2020 Share Repurchase Program by authorizing repurchases of an additional $300 million of our common stock.

On May 4, 2021, our Board of Directors authorized an additional share repurchase program (First 2021 Share Repurchase Program) under which we had the ability to repurchase up to $1 billion of shares of our common stock. On November 2, 2021, our Board of Directors authorized an additional share repurchase plan under which we had the ability to repurchase up to $500 million shares of our common stock (Second 2021 Share Repurchase Program).

On May 3, 2022, we announced that our Board of Directors authorized a share repurchase program (2022 Share Repurchase Program) under which LP may repurchase up to $600 million of shares of its common stock.

We repurchased approximately 14 million shares of our common stock through market purchases during 2022 for a total of $900 million at an average price of $62.37 per share. During 2021, we repurchased approximately 21 million shares of our common stock at an average price of $61.52 per share through market purchases and during 2020, we repurchased approximately 6 million shares of our common stock at an average price of $32.69 per share through market purchases. We have remaining capacity of $200 million under the 2022 Share Repurchase Program as of December 31, 2022.

Employee Stock Purchase Plan

Our employee stock purchase plan (ESPP) provides our participating employees an opportunity to obtain shares of our common stock at a discount (through payroll deductions over six-month periods). At December 31, 2022, two million shares of common stock were reserved for issuance under the ESPP.

12.   OTHER OPERATING AND NON-OPERATING INCOME (EXPENSE)

Other operating credits and charges, net

The major components of Other operating credits and charges, net in the Consolidated Statements of Income for the years ended December 31, 2022, 2021, and 2020 are reflected in the table below and described in the paragraphs following the table (dollars in millions):

	Year Ended December 31,					
	2022		**2021**		**2020**	
Insurance recoveries	$	15	$	4	$	—
Reorganization and facility curtailment charges		(7)		(1)		(5)
Canadian wage subsidies		—		—		6
Product-line discontinuance charges		—		—		(8)
Environment costs		(2)		(4)		(3)
Product liability settlement		8		—		—
Other		2		1		2
	$	16	$	1	$	(7)

During 2022, we received $15 million in insurance recoveries related to business interruption claims for weather-related downtime sustained in the prior year. We incurred severance and other charges of $7 million related to certain reorganizations and we recognized a charge of $2 million related to additional estimated environmental costs associated with a non-operating site.

During 2021, we recognized a charge of $4 million related to additional estimated environmental costs associated with a non-operating site. We incurred severance and other charges of $1 million related to certain reorganizations. Additionally, we received $4 million in insurance recoveries related to business interruption claims for weather-related downtime sustained in the prior year.

During 2020, we recognized a charge of $3 million related to additional estimated environmental costs to be paid by a third party associated with a non-operating site. We also incurred severance and other charges of $5 million related to certain reorganizations, and we recorded a charge of $8 million related to the discontinuance of our fiber product (primarily related to fiber inventory adjustments to net realizable values). Additionally, we received $6 million of Canadian wage subsidies during 2020.

Non-operating income (expense)

Non-operating income (expense) is comprised of the following components (dollars in millions):

		Year Ended December 31,				
		2022		**2021**		**2020**
Interest expense	$	(14)	$	(15)	$	(17)
Amortization of debt charges		(1)		(2)		(2)
Capitalized interest		5		3		—
Interest expense, net of capitalized interest	$	(11)	$	(14)	$	(19)
Interest income	$	14	$	1	$	2
Gain on sale of auction rate securities		—		—		3
SERP market adjustments		—		—		(1)
Investment income	$	14	$	1	$	4
Net periodic pension cost, excluding service cost	$	(6)	$	(1)	$	(1)
Foreign currency gains (losses)		(11)		(8)		5
Loss on early debt extinguishment		—		(11)		—
Pension settlement charges		(82)		(2)		—
Gain on acquisition of controlling interest		2		—		—
Other non-operating items	$	(97)	$	(22)	$	4

During 2022, we recognized $82 million of pension settlement expense related to a portion of the unrecognized actuarial loss that was included in Accumulated comprehensive loss.

During 2021, we recorded an early debt extinguishment charge of $11 million, which included $9 million of redemption premium and $2 million of unamortized debt costs associated with the early redemption of the 2024 Senior Notes. Additionally, we recognized $2 million of pension settlement expense related to a portion of the unrecognized actuarial loss.

During 2020, we sold our auction rate securities (ARS) and recognized a $3 million gain on available-for-sale-securities.

13. IMPAIRMENT OF LONG-LIVED ASSETS

We review the carrying values of our long-lived assets for potential impairments and believe we have adequate support for the carrying value of our long-lived assets. As of December 31, 2022, and 2021, the fair values of LP's facilities were in excess of their carrying value, which supported the conclusion that no impairment is necessary for those facilities. However, if demand and pricing for our products fall to levels significantly below cycle average demand and pricing, or should we decide to invest capital in alternative projects, or should changes occur related to our wood supply for our mills, it is possible that future impairment charges will be required.

We also review from time to time potential dispositions of various assets, considering current and anticipated economic and industry conditions, our strategic plan, and other relevant factors. Because a determination to dispose of particular assets can require management to make assumptions regarding the transaction structure of the disposition and to estimate the net sales proceeds, which may be less than previous estimates of undiscounted future net cash flows, we may be required to record impairment charges in connection with decisions to dispose of assets.

During 2020, we recorded $9 million in pre-tax impairment charges primarily related to our fiber-producing assets at a Siding facility. These impairment charges reflect the announced accelerated conversion of this facility from a fiber production facility to a finishing facility in February 2020.

14.   COMMITMENTS AND CONTINGENCIES

We maintain reserves for various contingent liabilities as follows (dollars in millions):

	December 31,			
	2022		**2021**	
Environmental reserves	$	27	$	25
Other reserves		—		—
Total contingencies		27		25
Current portion*		(1)		(1)
Long-term portion	$	26	$	24

*The current portion of the contingency reserve is included in Accounts payable and accrued liabilities on our Consolidated Balance Sheets.

Estimates of our loss contingencies are based on various assumptions and judgments. Due to the numerous uncertainties and variables associated with these assumptions and judgments, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties. We regularly monitor our estimated exposure to contingencies and, as additional information becomes known, may change our estimates significantly. While no estimate of the range of any such change can be made at this time, the amount that we may ultimately pay in connection with these matters could materially exceed, in either the near term or the longer term, the amounts accrued to date. Our estimates of our loss contingencies do not reflect potential future recoveries from insurance carriers except to the extent that recovery may, from time to time, be deemed probable as a result of an insurer's agreement to payment terms.

Environmental Matters

We maintain a reserve for undiscounted estimated environmental loss contingencies. This reserve is primarily for estimated future costs of remediation of hazardous or toxic substances at numerous sites currently or previously owned by the Company. Our estimates of our environmental loss contingencies are based on various assumptions and judgments, the specific nature of which varies considering the particular facts and circumstances surrounding each environmental loss contingency. These estimates typically reflect assumptions and judgments as to the probable nature, magnitude, and timing of the required investigation, remediation and/or monitoring activities and the probable cost of these activities, and in some cases reflect assumptions and judgments as to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of the cost of these activities. Due to the numerous uncertainties and variables associated with these assumptions and judgments, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties. We regularly monitor our estimated exposure to environmental loss contingencies and, as additional information becomes known, may change our estimates significantly.

The activity in our reserve for estimated environmental loss contingency reserves is summarized in the following table (dollars in millions).

	Year Ended December 31,			
	2022		**2021**	
Beginning balance	$	25	$	13
Adjustments to expense during the year (other operating credits charges, net and cost of sales)		2		7
Adjustments to amounts to be paid by a third party		2		6
Payments made		(2)		(1)
Ending balance	$	27	$	25

During 2022 and 2021, we adjusted our reserves at several sites to reflect current estimates of remediation costs and environmental settlements.

Other Proceedings

We and our subsidiaries are parties to legal proceedings in the ordinary course of business. Based on the information currently available, management believes that the resolution of such proceedings should not have a material adverse effect on our financial position, results of operations, cash flows, or liquidity.

Self-Insurance

We are primarily self-insured for workers' compensation and employee health care liability costs. Self-insurance liabilities for workers' compensation are determined based upon a valuation performed by an actuarial firm. The estimate of future workers' compensation liabilities incorporates loss development and an estimate associated with incurred but not yet reported claims. These claims are discounted. Self-insurance liabilities for employee health costs are determined actuarially based upon claims filed and estimated claims incurred but not yet reported. These claims are not discounted.

Indemnities and Guarantees

We are a party to contracts in which we agree to indemnify third parties for certain liabilities that arise out of or relate to the subject matter of the contract. In some cases, this indemnity extends to related liabilities arising out of the negligence of the indemnified parties, but usually excludes any liabilities caused by gross negligence or willful misconduct of the indemnified parties. We cannot estimate the potential amount of future payments under these agreements until events arise that would trigger the liability.

Additionally, in connection with certain sales of assets and divestitures of businesses, we have agreed to indemnify the buyer and related parties for certain losses or liabilities incurred by the buyer or such related parties with respect to (1) the representations and warranties made to the buyer by us in connection with the sales and (2) liabilities related to the pre-closing operations of the assets sold. Indemnities related to pre-closing operations generally include environmental liabilities, tax liabilities, and other liabilities not assumed by the buyer.

Indemnities related to the pre-closing operations of sold assets typically do not represent added liabilities for us, but simply serve to protect the buyer from potential liability associated with the obligations that existed (known and unknown) at the time of the sale. We record accruals for those pre-closing obligations that are considered probable and estimable. We have not accrued any additional amounts as a result of the indemnity agreements summarized below, as we believe the fair value of the guarantees is not material.

- In connection with various sales of our timberlands, we have agreed to indemnify various buyers with respect to losses resulting from breaches of limited representations and warranties contained in these agreements. These indemnities generally are capped at a maximum potential liability and have an unspecified duration.

- In connection with the sale by LP Canada Pulp Ltd (LPCP) of its pulp mill in Chetwynd, BC, Canada, to Tembec, Ltd in October 2002, LCLP provided an indemnity of unspecified duration for liabilities arising out of pre-closing operations. These indemnities, which do not extend to environmental liabilities, are capped at CAD$15 million in the aggregate.

We also have various other indemnities that are individually and in the aggregate immaterial.

We record a liability related to specific indemnification when future payment is probable, and the amount is estimable.

15.   PRODUCT WARRANTIES

We offer warranties on the sale of most of our products and record an accrual for estimated future claims. Such accruals are based upon historical experience and management's estimate of the level of future claims. The activity in warranty reserves is summarized in the following table (dollars in millions).

| | Year Ended December 31, | | | |
	2022		2021	
Beginning balance	$	7	$	8
Accrued to expense during the year		3		1
Payments made		(3)		(2)
Total warranty reserves		8		7
Current portion of warranty reserves		(2)		(2)
Long-term portion of warranty reserves	$	6	$	6

The current portion of the warranty reserve is included in Accounts payable and accrued liabilities, and the long-term portion is included in Other long-term liabilities on our Consolidated Balance Sheets.

We believe that the warranty reserve balances at December 31, 2022, are adequate to cover future warranty payments. However, it is possible that additional charges may be required.

16.   RETIREMENT PLANS AND POST-RETIREMENT BENEFITS

We sponsor various defined contribution retirement plans and benefit pension plans that provide retirement benefits to substantially all our employees. Most regularly scheduled employees are eligible to participate in the defined contribution retirement plans except those covered by a collective bargaining agreement unless the collective bargaining agreement explicitly allows for participation in our plans. We contribute to a multiemployer plan for certain employees covered by collective bargaining agreements. We also provide other post-retirement benefits consisting primarily of healthcare benefits to certain retirees who meet age and service requirements. The defined benefit pension plans were limited to active and retired employees that were eligible prior to the plans being frozen. The defined benefit pension plans were substantially settled through lump sum distributions and purchase of third-party annuity contracts in 2022.

Defined Benefit Pension Plans

In November 2021, the Company initiated the termination of our frozen U.S. and Canadian defined benefit pension plans (collectively, the Plan). Plan participants were provided the opportunity to receive their full accrued benefits from Plan assets by either electing immediate lump sum distributions or annuity contracts with a qualifying third-party annuity provider. During the year ended December 31, 2022, we contributed $5 million to fund the liquidation of the Plan. Plan assets of $247 million were liquidated to fund lump sum distributions to participants and purchase annuity contracts. As a result, a substantial portion of the Plan was settled during the year ended December 31, 2022, resulting in recognition of non-cash, pre-tax charges of $82 million from Accumulated comprehensive loss to Other non-operating items in our Consolidated Statements of Income. Upon final termination of the Plan, we expect to recognize the remaining unrecognized pre-tax charges within Accumulated comprehensive loss ($6 million as of December 31, 2022). Liquidation of remaining Plan assets in surplus of the defined benefit pension obligation will be made once the Plan satisfies all regulatory requirements, which is expected to be completed during 2023.

The projected benefit obligation is the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated salary increases. The following table details information regarding our pension plans at December 31, 2022, and 2021 (dollars in millions):

	2022	2021
Change in benefit obligation:		
Beginning of year balance	$ 301	$ 319
Service cost	3	1
Interest cost	7	7
Actuarial (gains) losses, net	(47)	(8)
Foreign exchange rate changes	(2)	1
Benefits paid	(13)	(19)
Pension settlements	(247)	—
End of year balance	$ 3	$ 301
Change in assets (fair value):		
Beginning of year balance	$ 296	$ 310
Actual return on plan assets	(33)	5
Employer contribution	5	—
Foreign exchange rate changes	(2)	1
Benefits paid	(13)	(19)
Pension settlements	(247)	—
End of year balance	$ 6	$ 296
Plan assets less than benefit obligations	$ 2	$ (6)
Amounts included in the balance sheet:		
Non-current pension assets, included in "Other assets"	$ 4	$ 6
Current pension liabilities, included in "Accounts payable and accrued liabilities"	—	—
Non-current pension liabilities, included in "Other long-term liabilities"	(2)	(12)
Net amount recognized	$ 2	$ (6)
Amounts in accumulated comprehensive loss:		
Net actuarial loss	$ (1)	$ (95)
Prior service costs	(6)	(6)
Total pre-tax amounts in accumulated comprehensive loss	$ (6)	$ (101)

The 2022 actuarial gains of $47 million were primarily related to a change in interest rates from prior year-end to those effective for settling the benefit plan obligations and actual return on Plan assets of $33 million was primarily related to market returns realized prior to the pension settlement dates.

The 2021 actuarial losses of $(8) million were primarily related to the impact of Plan termination assumptions on the discount rate. The year ended December 31, 2022 includes $247 million of benefits paid in accordance with the settlement of our defined benefit pension plan.

The changes recognized in other comprehensive loss were as follows (dollars in millions):

	Year Ended December 31,		
	2022	2021	2020
Pension settlements, net of tax	$ 62	$ 2	$ —
Net actuarial gain (loss) and prior service (cost) arising during the period, net of tax	5	(1)	3
Amortization of actuarial loss, prior service cost, net of tax	4	5	5
Total amounts recognized in other comprehensive income	$ 71	$ 5	$ 8

Weighted-average assumptions used to calculate our benefit obligations at December 31, 2022, and 2021 were as follows:

	2022	2021
Discount rate:		
U.S.	2.3 %	2.6 %
Canada	3.8 %	2.6 %
Rate of compensation increase:		
U.S.	NA	NA
Canada	NA	NA

Benefit obligations by plan category are as follows (dollars in millions):

	2022					
	U.S.		Canada		Total	
Fair value of plan assets	$	1	$	4	$	6
Benefit obligation		2		2		3
Funded Status	$	—	$	3	$	2

	2021					
	U.S.		Canada		Total	
Fair value of plan assets	$	237	$	59	$	296
Benefit obligation		247		54		301
Funded Status	$	(11)	$	5	$	(6)

The following table sets forth the net periodic pension cost for our defined benefit pension plans. The components of our net periodic pension costs consisted of the following (dollars in millions):

	Year Ended December 31,					
	2022		**2021**		**2020**	
Service cost	$	3	$	1	$	1
Other components of net periodic pension cost:						
Interest cost		7		7		9
Expected return on plan assets		(7)		(13)		(14)
Amortization of prior service cost and net transition asset		1		1		1
Amortization of net actuarial loss		5		6		6
Net periodic pension cost before loss due to settlement		8		2		2
Loss due to pension settlement		82		2		—
Total net periodic pension cost	$	91	$	4	$	2
Net periodic pension cost included in cost of sales	$	—	$	—	$	—
Net periodic pension cost included in selling, general, and administrative expenses		3		1		1
Net periodic pension cost included in other non-operating items		88		3		1
	$	91	$	4	$	2

Weighted average assumptions used to calculate our net periodic pension costs for the years ended December 31, 2022, 2021, and 2020 were as follows:

	2022	**2021**	**2020**
Discount rate:			
U.S.	2.6 %	2.3 %	3.1 %
Canada	2.6 %	2.3 %	3.0 %
Expected return on plan assets:			
U.S.	3.0 %	5.3 %	5.8 %
Canada	2.0 %	2.3 %	3.2 %
Rate of compensation increase:			
U.S.	NA	NA	NA
Canada	NA	NA	3.5 %

The expected long-term rate of return on plan assets reflects the weighted average expected long-term rates of return for the broad categories of investments currently held in the plans (adjusted for expected changes), based on historical rates of return for each broad category, as well as factors that may constrain or enhance returns in the broad categories in the future. The expected long-term rate of return on plan assets is adjusted when there are fundamental changes in expected returns in one or more broad asset categories and when the weighted average mix of assets in the plans changes significantly.

Asset allocation targets are established based upon the long-term returns and volatility characteristics of the investment classes and recognize the benefits of diversification and the profits of the plans' liabilities. The actual and target allocations at the measurement dates are as follows:

	Target Allocation 2022	Actual Allocation	
		2022	2021
Asset category			
U.S. Plans			
Debt securities	— %	— %	76 %
Cash and cash equivalents	100 %	100 %	24 %
Total Allocation for U.S. Plans	100 %	100 %	100 %
Non-U.S. Plans			
Debt securities	— %	— %	22 %
Multi-Strategy Funds	— %	— %	59 %
Cash and cash equivalents	100 %	100 %	19 %
Total Allocation for Non-U.S. Plans	100 %	100 %	100 %

Our investment policies for the defined benefit pension plans are allocated to reduce risk in assets as a result of the termination and final expected settlements of the Plan in fiscal 2023. These policies are set by an administrative committee with the goal of maximizing long-term investment returns within acceptable levels of volatility and risk. Our plans do not currently invest directly in derivative securities, although such investments may be considered in the future to increase returns and/or reduce volatility. To the extent the expected return on Plan assets varies from the actual return, an actuarial gain or loss results.

The fair value of our pension plan assets and fair value asset categories and the level of inputs as defined in Note 1 at December 31, 2022, and 2021, are as follows (dollars in millions):

Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Net Asset Value
December 31, 2022					
Fixed-income investment funds:					
Domestic bond funds	—	—	—	—	—
International bond funds	—	—	—	—	—
Cash and cash equivalents	6	6	—	—	—
Total	$ 6	$ 6	$ —	$ —	$ —

Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Net Asset Value
December 31, 2021					
Equity investment funds:					
Domestic stock funds	180	—	180	—	—
International stock funds	47	—	13	—	34
Cash and cash equivalents	68	58	11	—	—
Total	$ 296	$ 58	$ 204	$ —	34

Defined Contribution Plans

We also sponsor defined contribution plans in the U.S. and Canada. In the U.S., these plans are primarily 401(k) plans for hourly and salaried employees that allow for pre-tax employee deferrals and a Company match of up to five percent of an employee's eligible wages (subject to certain limits). Under the profit-sharing feature of these plans, we may elect to contribute a discretionary amount as a percentage of eligible wages. Included in the assets of the 401(k) and profit-sharing plans are one million shares of LP common stock that represented approximately eight percent of the total market value of plan assets at December 31, 2022.

In Canada, we sponsor both defined contribution plans and Registered Retirement Savings Plans for hourly and salaried employees that allow for employee tax deferrals. We provide a base contribution of three percent of eligible earnings and match 50% of an employee's deferrals up to a maximum of three percent of each employee's eligible earnings (subject to certain limits).

Expenses related to the U.S. and Canadian defined contribution plans and the Registered Retirement Savings Plans, including the profit-sharing feature, were $23 million, $21 million, and $15 million in 2022, 2021, and 2020, respectively.

Other Benefit Plans

We have several plans that provide post-retirement benefits other than pensions, primarily for salaried employees in the U.S. and certain groups of Canadian employees. The obligation at December 31, 2022, and 2021, for these post-retirement benefits was $7 million and $10 million, respectively. The net expense related to these plans was not significant in 2022, 2021, or 2020.

In 2004, we adopted the Louisiana-Pacific Corporation 2004 Executive Deferred Compensation Plan (the Deferred Compensation Plan). Pursuant to the Deferred Compensation Plan, participants are eligible to defer up to 90% of their base salary and annual cash incentives that exceed the limitation as set forth by the I.R.S. and receive a five percent match on their contributions. Each Deferred Compensation Plan participant is fully vested in all employee deferred compensation and earnings credited associated with employee contributions. Employer contributions and associated earnings vest over periods not exceeding five years. The liability under the Deferred Compensation Plan amounted to $2 million as of December 31, 2022, and 2021, and is included in Other long-term liabilities on our Consolidated Balance Sheets.

17.   ACCUMULATED COMPREHENSIVE LOSS

Accumulated comprehensive loss includes cumulative translation adjustments, unrealized gains (losses) on certain financial instruments, and pension and post-retirement adjustments. Other comprehensive income activity, net of tax, is provided in the following table (dollars in millions):

	Pension		Translation Adjustments		Other		Total	
Balance at December 31, 2019	$	(89)	$	(67)	$	3	$	(153)
Other comprehensive income before reclassifications, net of taxes		3		—		(2)		1
Reclassified to income statement, net of taxes[1]		5		—		(3)		2
Pension settlement loss, net of taxes		—		—		—		—
Translation adjustments		—		(1)		—		(1)
Balance at December 31, 2020		(81)		(68)		(2)		(151)
Other comprehensive income before reclassifications, net of taxes		—		—		—		—
Reclassified to income statement, net of taxes[1]		5		—		—		5
Pension settlement loss		—		—		—		—
Translation adjustments		—		(28)		—		(28)
Balance at December 31, 2021		(76)		(96)		(1)		(174)
Other comprehensive income before reclassifications, net of taxes		—		—		—		—
Reclassified to income statement, net of taxes[1]		—		—		1		1
Pension settlement loss, net of taxes		71		—		—		71
Translation adjustments		—		2		—		2
Balance at December 31, 2022	$	(5)	$	(94)	$	—	$	(99)

1 Amounts of actuarial loss and prior service cost are components of net periodic benefit cost. See Note 16 above for additional details.

Foreign currency translation adjustments exclude income tax expense (benefit) given that these adjustments arise out of the translation of assets into the reporting currency that is separate from the taxable income and is deemed to be reinvested for an indefinite period of time. The pension amounts reclassified from Accumulated comprehensive loss included an income tax provision of $23 million, $2 million, and $2 million in 2022, 2021, and 2020, respectively.

18.   SEGMENT INFORMATION

We operate in three segments: Siding, OSB, and South America. Our business units have been aggregated into these three segments based upon the similarity of economic characteristics, customers, and distribution methods. Our results of operations are summarized below for each of these segments separately as well as for the "other" category, which comprises other products that are not individually significant.

- The Siding segment serves diverse end markets with a broad product offering of engineered wood siding, trim, and fascia, including LP® SmartSide® Trim & Siding, LP® SmartSide® ExpertFinish® Trim & Siding, LP BuilderSeries® Lap Siding, and Outdoor Building Solutions® (collectively referred to as Siding Solutions).

- The OSB segment manufactures and distributes OSB structural panel products, including our value-added OSB portfolio known as LP Structural Solutions (which includes LP® TechShield® Radiant Barrier, LP WeatherLogic® Air & Water Barrier, LP Legacy® Premium Sub-Flooring, LP NovaCore™ Thermal Insulated Sheathing, LP® FlameBlock® Fire-Rated Sheathing, and LP® TopNotch® Sub-Flooring).

- Our South America segment manufactures and distributes OSB structural panel and siding products in South America and certain export markets. This segment has manufacturing operations in two countries, Chile and Brazil, and operates sales offices in Chile, Brazil, Peru, Colombia, Argentina, and Paraguay.

We evaluate the performance of our business segments based on Net sales and segment Adjusted EBITDA. Accordingly, our chief operating decision maker evaluates performance and allocates resources based primarily on Net sales and segment Adjusted EBITDA for our business segments. Segment Adjusted EBITDA is defined as income attributed to LP before interest expense, provision for income taxes, depreciation and amortization, and exclude stock-based compensation expense, loss on impairment attributed to LP, product-line discontinuance charges, other operating credits and charges, net, loss on early debt extinguishment, investment income, pension settlement charges, and other non-operating items.

Information about our product segments is as follows (dollars in millions):

	Year Ended December 31,					
	2022		**2021**		**2020**	
NET SALES BY BUSINESS SEGMENT						
Siding	$	1,469	$	1,170	$	959
OSB		2,062		2,387		1,220
South America		241		265		169
Other		84		95		52
Intersegment Sales		(2)		(3)		(1)
Total sales	$	3,854	$	3,915	$	2,399
NET INCOME TO ADJUSTED EBITDA RECONCILIATION						
Net income	$	1,083	$	1,373	$	497
Add (deduct):						
Net loss attributed to noncontrolling interest		3		4		2
Income from discontinued operations, net of income taxes		(198)		(71)		(12)
Income attributed to LP from continuing operations		888		1,306		487
Provision for income taxes		274		402		121
Depreciation and amortization		129		114		106
Stock-based compensation expense		19		16		11
Loss on impairment attributed to LP		1		5		15
Other operating credits and charges, net		(16)		(1)		7
Pension settlement charges		82		2		—
Interest expense		11		14		19
Investment income		(14)		(1)		(4)
Loss on early debt extinguishment		—		11		—
Other non-operating items, not included above		15		9		(4)
Adjusted EBITDA	$	1,389	$	1,877	$	757
SEGMENT ADJUSTED EBITDA						
Siding	$	339	$	289	$	246
OSB		1,034		1,531		519
South America		77		113		42
Other		(23)		(20)		(19)
Corporate		(38)		(36)		(30)
Adjusted EBITDA	$	1,389	$	1,877	$	757

	Year Ended December 31,					
	2022		**2021**		**2020**	
Depreciation and Amortization						
Siding	$	46	$	34	$	32
OSB		71		69		65
South America		8		8		7
Other		4		4		3
Non-segment related		—		—		—
Total depreciation and amortization	**$**	**129**	**$**	**114**	**$**	**107**
Capital Expenditures						
Siding	$	316	$	177	$	34
OSB		53		47		25
South America		20		20		7
Other		1		2		4
Non-segment related		21		4		1
Total capital expenditures	**$**	**412**	**$**	**250**	**$**	**71**

Information concerning identifiable assets by segment is as follows (dollars in millions):

	December 31,			
	2022		**2021**	
Identifiable Assets				
Siding	$	1,045	$	705
OSB		491		521
South America		151		118
Other		74		86
Discontinued operations		—		156
Non-segment related		589		608
Total assets	**$**	**2,350**	**$**	**2,194**

Non-segment related assets include cash and cash equivalents, short-term and long-term investments, corporate assets, and other items.

Information concerning our geographic segments is as follows (dollars in millions):

		Year Ended December 31,				
		2022		2021		2020
GEOGRAPHIC LOCATIONS						
Total Sales—Point of origin						
U.S.	$	3,329	$	3,354	$	2,118
Canada		827		613		426
South America		273		291		185
Intercompany sales		(575)		(344)		(330)
Total Sales	**$**	**3,854**	**$**	**3,915**	**$**	**2,399**
Operating profit (loss)						
U.S.	$	1,084	$	1,567	$	583
Canada		129		112		57
South America		70		106		36
Other operating credits and charges, net and loss on impairments of assets		15		(5)		(23)
General corporate expense, loss on early debt extinguishment, other income (expense), interest, net and equity in unconsolidated affiliates		(139)		(77)		(48)
Income before income taxes, including equity in unconsolidated affiliates		1,159		1,704		605
Provision for income taxes		(274)		(402)		(121)
Income from continuing operations	**$**	**885**	**$**	**1,302**	**$**	**484**
Loss attributed to noncontrolling interest		3		4		2
Income attributed to LP from continuing operations	**$**	**888**	**$**	**1,306**	**$**	**487**
IDENTIFIABLE TANGIBLE LONG LIVED ASSETS						
U.S.	$	939	$	671	$	517
Canada		356		359		340
South America		87		75		77
Total assets	**$**	**1,382**	**$**	**1,106**	**$**	**935**

ITEM 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

ITEM 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

As of December 31, 2022, our Chief Executive Officer and Chief Financial Officer carried out, with the participation of the Company's Disclosure Practices Committee and the Company's management, a review and evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Exchange Act. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our most recently completed fiscal quarter that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting, as of the end of the period covered by this report, based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework (2013)*. Based on this assessment, our management has concluded that, as of December 31, 2022, the Company's internal control over financial reporting was effective. Our independent registered public accounting firm, Deloitte & Touche LLP, has audited our internal control over financial reporting as of the end of the period covered by this report, as stated in their report included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Louisiana-Pacific Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Louisiana-Pacific Corporation and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control— Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control— Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022 of the Company and our report dated February 21, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
February 21, 2023

ITEM 9B.   *Other Information*

None.

ITEM 9C.   *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

ITEM 10. *Directors, Executive Officers and Corporate Governance*

DIRECTORS

Information regarding our directors is incorporated herein by reference to the material included under the caption "Proposal 1: Election of Directors" in our Definitive Proxy Statement for our 2023 Annual Meeting of Stockholders (which we expect to file with the SEC within 120 days after the end of our 2022 fiscal year) (2023 Proxy Statement).

EXECUTIVE OFFICERS

Information regarding our executive officers is incorporated herein by reference to the material included under the caption "Executive Officers" in our 2023 Proxy Statement.

AUDIT COMMITTEE

Information regarding our Finance and Audit Committee is incorporated herein by reference to the material included under the captions "Committees of the Board" and "Finance and Audit Committee" in our 2023 Proxy Statement.

CORPORATE GOVERNANCE

We have adopted a Code of Business Conduct and Ethics and a Financial Leadership Code of Ethics applicable to our principal executive officer, principal financial officer, and principal accounting officer. Each of these documents, as well as the charters of the Governance and Corporate Responsibility Committee, Finance and Audit Committee, Compensation Committee and Executive Committee are available on our website at www.lpcorp.com on the "Investor Relations" tab under the caption "Corporate Governance."

A description of any substantive amendment or waiver of our Financial Leadership Code of Ethics or our Code of Business Conduct applicable to our principal executive officer, our principal financial officer or our principal accounting officer or controller, or persons performing similar functions, will be disclosed on our website at http:// www.lpcorp.com under the "Investor Relations" tab, in the Corporate Governance section. Any such description will be located on our website for a period of 12 months following the amendment or waiver.

The information provided on our website is not a part of this annual report on Form 10-K and therefore is not incorporated herein by reference.

ITEM 11. *Executive Compensation*

Information regarding executive compensation is incorporated herein by reference to the material under the captions "Compensation of Executive Officers" and "Director Compensation" in our 2023 Proxy Statement. Information regarding our Compensation Committee is incorporated herein by reference to the material under the captions "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in our 2023 Proxy Statement.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information regarding security ownership of certain beneficial owners and management and securities authorized for issuance under our existing equity compensation plans and arrangements is incorporated herein by reference to the material under the captions "Holders of Common Stock" and "Equity Compensation Plan Information" in the 2023 Proxy Statement.

ITEM 13. *Certain Relationships and Related Transactions, and Director Independence*

There are no transactions of the type required to be disclosed by Item 404(a) of Regulation S-K. Information regarding transactions with related persons and director independence is incorporated herein by reference to the material under the captions "Nominees for Director," "Continuing Directors," "Principles of Corporate Governance," and "Related Person Transactions" in the 2023 Proxy Statement.

ITEM 14. *Principal Accountant Fees and Services*

Information regarding fees and services provided by our principal accountant and the LP Finance and Audit Committee's pre-approval policies and procedures relating thereto is incorporated herein by reference to the material under the caption "Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm" in the 2023 Proxy Statement. The charter for the Finance and Audit Committee is disclosed on our website at www.lpcorp.com. The information provided on our website is not a part of this annual report on Form 10-K and therefore is not incorporated herein by reference.

ITEM 15.   *Exhibits, Financial Statement Schedules*

A. Financial Statements and Financial Statement Schedules

The following financial statements of LP are included in this annual report on Form 10-K:

Consolidated Balance Sheets—December 31, 2022, and 2021.

Consolidated Statements of Income—years ended December 31, 2022, 2021, and 2020.

Consolidated Statements of Comprehensive Income—years ended December 31, 2022, 2021 and 2020.

Consolidated Statements of Cash Flows—years ended December 31, 2022, 2021, 2020.

Consolidated Statements of Stockholders' Equity—years ended December 31, 2022, 2021 and 2020.

Notes to the Consolidated Financial Statements.

Report of Independent Registered Public Accounting Firm. (PCAOB ID No. 34)

No other financial statement schedules are required to be filed.

B. Exhibits

The exhibits filed or furnished, as applicable, as part of this annual report on Form 10-K or incorporated by reference herein are listed below. Each management contract or compensatory plan or arrangement is identified by an asterisk (*). Each prior LP filing, which contains an exhibit incorporated by reference herein, is filed under SEC File No. 001-07107.

Exhibit Number	Exhibit
2.1	Asset Purchase Agreement, dated as of June 21, 2022, by and among Louisiana-Pacific Corporation, Louisiana-Pacific Canada LTD, Pacific Woodtech Corporation and Pacific Woodtech Canada Holdings Limited. Incorporated herein by reference to Exhibit 2.1 to LP's Current Report on Form 8-K, dated June 22, 2022.
3.1	Restated Certificate of Incorporation of LP. Incorporated herein by reference to Exhibit 3.1 to LP's Annual Report on Form 10-K for the year ended December 31, 2007.
3.2	Amended Certificate of Designation of Series A Junior Participating Cumulative Preferred Stock. Incorporated herein by reference to Exhibit 3.3 to LP's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
3.3	Amended and Restated Bylaws of LP. Incorporated herein by reference to Exhibit 3.1 to LP's Current Report on Form 8-K, filed on November 2, 2022.
4.1	Indenture, dated as of March 11, 2021, between LP and The Bank of New York Mellon Trust Company, N.A., as trustee. Incorporated herein by reference to Exhibit 4.1 to LP's Current Report on Form 8-K, filed on March 11, 2021.
4.2	Description of Securities. Incorporated herein by reference to Exhibit 4.2 to LP's Annual Report on Form 10-K for the year ended December 31, 2020.
10.1	Second Amended and Restated Credit Agreement, dated November 29, 2022, among the Company, as borrower, American AgCredit PCA, as administrative agent, CoBank, ACB, as letter of credit issuer and lenders and voting participants party thereto. Incorporated herein by reference to Exhibit 10.1 to LP's Current Report on Form 8-K, filed November 29, 2022.
10.2	Amended and Restated 1997 Incentive Stock Award Plan. Incorporated herein by reference to Appendix A to LP's Definitive Proxy Statement on Schedule 14A, filed on March 23, 2009.*

10.3   Annual Cash Incentive Award Plan, Amended and Restated as of February 12, 2009. Incorporated herein by reference to Appendix B to LP's Definitive Proxy Statement on Schedule 14A, filed on March 23, 2009.*

10.4   2004 Executive Deferred Compensation Plan, Amended and Restated, Effective January 1, 2009. Incorporated herein by reference to Exhibit 10.13 to LP's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.*

10.5   2008 Supplemental Executive Retirement Plan, Amended and Restated, Effective January 1, 2008. Incorporated herein by reference to Exhibit 10.14 to LP's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.*

10.6   2013 Omnibus Stock Award Plan, Effective May 3, 2013. Incorporated herein by reference to Annex A to LP's Definitive Proxy Statement on Schedule 14A, filed on March 20, 2013.*

10.7   Amendment No 1 to Louisiana-Pacific Corporation 2013 Omnibus Stock Award Plan. Incorporated herein by reference to Exhibit 10.26 LP's Annual Report on Form 10-K for the year ended December 31, 2017.*

10.8   Form of Stock Appreciation Rights Award Agreement under the 2013 Omnibus Stock Award Plan. Incorporated herein by reference to Exhibit 10.19 to LP's Annual Report on Form 10-K for the year ended December 31, 2015.*

10.9   Form of Stock Appreciation Rights Award Agreement with certain retirement provisions under the 2013 Omnibus Stock Award Plan. Incorporated herein by reference to Exhibit 10.25 to LP's Annual Report on Form 10-K for the year ended December 31, 2016.*

10.10   Louisiana-Pacific Corporation 2019 Employee Stock Purchase Plan. Incorporated herein by reference to Annex A to LP's Definitive Proxy Statement on Schedule 14A, filed on March 26, 2019.*

10.11   First Amendment to Louisiana-Pacific 2019 Employee Stock Purchase Plan. Incorporated herein by reference to Exhibit 10.7 to LP's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022.*

10.12   Form of Severance Agreement between Louisiana-Pacific Corporation and Chief Executive Officer. Incorporated herein by reference to Exhibit 10.1 to LP's Current Report on Form 8-K, filed on May 14, 2019.*

10.13   Form of Severance Agreement between Louisiana-Pacific Corporation and Certain Officers other than Chief Executive Officer. Incorporated herein by reference to Exhibit 10.2 to LP's Current Report on Form 8-K, filed on May 14, 2019.*

10.14   Form of Restricted Stock Unit Award Agreement under the 2013 Omnibus Stock Award Plan with retirement provisions. Incorporated herein by reference to Exhibit 10.2 to LP's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.*

10.15   Form of Performance Shares Award Agreement under the 2013 Omnibus Stock Award Plan. Incorporated herein by reference to Exhibit 10.1 to LP's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.*

10.16   Amended and Restated Louisiana-Pacific Corporation Non-Employee Directors Compensation Plan. Incorporated herein by reference to Exhibit 10.2 to LP's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020.*

10.17   Amended and Restated Louisiana-Pacific Corporation Non-Employee Directors Compensation Plan. Incorporated herein by reference to Exhibit 10.8 to LP's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022.*

10.18   Form of Restricted Stock Unit Award Agreement under the 2013 Omnibus Stock Award Plan with retirement provisions. Incorporated herein by reference to Exhibit 10.1 to LP's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022.*

10.19   Form of Performance Shares Award Agreement under the 2013 Omnibus Stock Award Plan. Incorporated herein by reference to Exhibit 10.2 to LP's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022.*

10.20	2022 Omnibus Stock Award Plan. Incorporated herein by reference to Annex A to LP's Definitive Proxy Statement on Schedule 14A, filed on March 18, 2022.*
10.21	Form of Restricted Stock Unit Award Agreement for directors under the 2022 Omnibus Stock Award Plan. Incorporated herein by reference to Exhibit 10.5 to LP's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022.*
10.22	Form of Restricted Stock Unit Award Agreement for directors under the 2022 Omnibus Stock Award Plan.*+
10.23	Form of Restricted Stock Unit Award Agreement under the 2022 Omnibus Stock Award Plan.*+
10.24	Form of Performance Shares Award Agreement under the 2022 Omnibus Stock Award Plan.*+
10.25	Form of Change of Control Employment Agreement.*+
21	List of LP's subsidiaries. +
23	Consent of Deloitte & Touche LLP. +
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934. +
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934. +
32	Certifications pursuant to §906 of the Sarbanes-Oxley Act of 2002. ++
101.INS	XBRL Instance Document. +
101.SCH	XBRL Taxonomy Extension Schema Document. +
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document. +
101.LAB	XBRL Taxonomy Extension Label Linkbase Document. +
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document. +
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document. +
104	Cover Page Interactive Data File (embedded with Inline XBRL document and contained in Exhibit 101). +*

* Indicates a management contract or compensatory plan or arrangement.
+ Filed herewith.
++ Furnished herewith.

ITEM 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Louisiana-Pacific Corporation, a Delaware corporation (the "registrant"), has duly caused this annual report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2023

LOUISIANA-PACIFIC CORPORATION
(Registrant)

/s/ ALAN J.M. HAUGHIE

Alan J.M. Haughie
Executive Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date	Signature and Title
February 21, 2023	/s/ W. BRADLEY SOUTHERN
	W. Bradley Southern
	Chairman of the Board
	Chief Executive Officer
	(Principal Executive Officer)
February 21, 2023	/s/ ALAN J.M. HAUGHIE
	Alan J.M. Haughie
	Executive Vice President and Chief Financial Officer
	(Principal Financial Officer)
February 21, 2023	/s/ DEREK N. DOYLE
	Derek N. Doyle
	Vice President, Controller and Chief Accounting Officer
	(Principal Accounting Officer)
February 21, 2023	/s/ JOSE A. BAYARDO
	Jose A. Bayardo
	Director
February 21, 2023	/s/ TRACY EMBREE
	Tracy Embree
	Director
February 21, 2023	/s/ LIZANNE C. GOTTUNG
	Lizanne C. Gottung
	Director
February 21, 2023	/s/ F. NICHOLAS GRASBERGER III
	F. NICHOLAS GRASBERGER III
	Director
February 21, 2023	/s/ OZEY K. HORTON, Jr.
	Ozey K. Horton
	Director
February 21, 2023	/s/ STEPHEN E. MACADAM
	Stephen E. Macadam
	Director
February 21, 2023	/s/ DUSTAN E. MCCOY
	Dustan E. McCoy
	Director

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LP EXECUTIVE TEAM, BOARD OF DIRECTORS AND STOCKHOLDER INFORMATION

EXECUTIVE TEAM MEMBERS

W. BRADLEY SOUTHERN
Chairperson of the Board,
Chief Executive Officer

ALAN HAUGHIE
Executive Vice President,
Chief Financial Officer

JASON RINGBLOM
Executive Vice President,
General Manager of Siding

JIMMY MASON
Executive Vice President,
General Manager of OSB

NICOLE DANIEL
Senior Vice President, General Counsel
and Corporate Secretary

MIKE BLOSSER
Senior Vice President, Manufacturing Services

NEIL SHERMAN
President, Entekra

FREDERICK PRICE
General Manager, LP South America

BOARD OF DIRECTORS*

**W. BRADLEY SOUTHERN,
CHAIRPERSON OF THE BOARD**
Executive Committee Chair

**DUSTAN E. MCCOY,
LEAD INDEPENDENT DIRECTOR**
Compensation Committee Member
Executive Committee Member
Governance and Corporate Responsibility
Committee Member

JOSE A. BAYARDO
Finance and Audit Committee Member
Governance and Corporate Responsibility
Committee Member

TRACY A. EMBREE
Compensation Committee Member
Governance and Corporate Responsibility
Committee Member

LIZANNE C. GOTTUNG
Governance and Corporate Responsibility
Committee Chair
Compensation Committee Member
Executive Committee Member

F. NICHOLAS GRASBERGER III
Finance and Audit Committee Chair
Executive Committee Member
Governance and Corporate Responsibility
Committee Member

OZEY K. HORTON, JR.
Finance and Audit Committee Member
Governance and Corporate Responsibility
Committee Member

STEPHEN E. MACADAM
Compensation Committee Chair
Executive Committee Member
Finance and Audit Committee Member
Governance and Corporate Responsibility
Committee Member

STOCKHOLDER INFORMATION

Corporate Office
1610 West End Ave., Suite 200
Nashville, TN 37203
615-986-5600
www.lpcorp.com

Ticker Symbol: LPX
Louisiana-Pacific Corporation's common stock
is listed on the New York Stock Exchange.

ANNUAL MEETING

The annual meeting of stockholders will take
place on Friday, April 28, 2023 via a live audio
webcast. Additional copies of LP's Form 10-K
Annual Report filed with the Securities and
Exchange Commission will be available on
request to the corporate office.

DIVIDEND REINVESTMENT

Holders of common stock may
automatically reinvest dividends toward
the purchase of additional shares of the
company's common stock. For a copy of
a brochure describing the plan and an
application, contact:

Computershare Trust Company, N.A.
Dividend Reinvestment Plans
P.O. Box 505000
Louisville, KY 40233-5000
1-800-756-8200
www.computershare.com/investor

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company, N.A.
P.O. Box 505000
Louisville, KY 40233-5000
1-800-756-8200
www.computershare.com

INVESTOR RELATIONS

Aaron Howald
615-986-5600
Investor.Relations@lpcorp.com

MEDIA

615-986-5886
Media.Relations@lpcorp.com

INDEPENDENT AUDITORS

Deloitte and Touche LLP
Nashville, Tennessee

COUNSEL

Bass, Berry and Sims PLC

*Biographical information about the directors is contained under the heading "Proposal 1: Election of Directors" in LP's 2023 Proxy Statement and incorporated by reference into Part III, Item 10 of the Form 10-K for the year ended December 31, 2022.



FORWARD-LOOKING STATEMENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements concerning Louisiana-Pacific Corporation's future results and performance that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as "may," "will," "could," "should," "believe," "expect," "anticipate," "intend," "plan," "estimate," "project," "potential," "continue," "likely," or "future" or the negative or other variations thereof and include other statements regarding matters that are not historical facts. Examples of forward-looking statements include, among others, statements we make regarding plans for product development, forecasts of future costs and expenditures, possible outcomes of legal proceedings, capacity expansion, and other growth initiatives, and the adequacy of reserves for loss contingencies. Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following: changes in governmental fiscal and monetary policies, including tariffs and levels of employment; changes in general and global economic conditions, including impacts from global pandemics, rising inflation, supply chain disruptions and the military conflict between Russia and Ukraine; changes in the cost and availability of capital; changes in the level of home construction and repair and remodel activity; changes in competitive conditions and prices for our products; changes in the relationship between supply of and demand for building products; changes in the financial or business conditions of third-party wholesale distributors and dealers; changes in the relationship between the supply of and demand for raw materials, including wood fiber and resins, used in manufacturing our products; changes in the cost and availability of energy, primarily natural gas, electricity, and diesel fuel; changes in the cost and availability of transportation; impact of manufacturing our products internationally; difficulties in the launch or production ramp-up of newly introduced products; impacts from public health issues (including global pandemics) on the economy, demand for our products or our operations, including the actions and recommendations of governmental authorities to contain such public health issues; unplanned interruptions to our manufacturing operations, such as explosions, fires, inclement weather, natural disasters, accidents, equipment failures, labor shortages or disruptions, transportation interruptions, supply interruptions, public health issues (including pandemics and quarantines), riots, civil insurrection or social unrest, looting, protests, strikes, and street demonstrations; changes in other significant operating expenses; changes in currency values and exchange rates between the U.S. dollar and other currencies, particularly the Canadian dollar, Brazilian real, and Chilean peso; changes in, and compliance with, general and industry-specific laws and regulations, including environmental and health and safety laws and regulations, the U.S. Foreign Corrupt Practices Act and anti-bribery laws, laws related to our international business operations, and changes in building codes and standards; changes in tax laws and interpretations thereof; changes in circumstances giving rise to environmental liabilities or expenditures; warranty costs exceeding our warranty reserves; challenges to or exploitation of our intellectual property or other proprietary information by others in the industry; the resolution of existing and future product-related litigation, environmental proceedings and remediation efforts, and other legal or environmental proceedings or matters; the effect of covenants and events of default contained in our debt instruments; the amount and timing of any repurchases of our common stock and the payment of dividends on our common stock, which will depend on market and business conditions and other considerations; cybersecurity events affecting our information technology systems or those of our third-party providers and the related costs and impact of any disruption on our business; and acts of public authorities, war, political or civil unrest, natural disasters, fire, floods, earthquakes, inclement weather, and other matters beyond our control. For additional information about factors that could cause actual results, events, and circumstances to differ materially from those described in the forward-looking statements, please refer to our filings with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to update any such forward-looking statements to reflect new information, subsequent events, or circumstances.



Louisiana-Pacific Corporation | 1610 West End Ave., Suite 200, Nashville, TN 37203 | 615-986-5600